Exhibit 99.1

Melco Crown Entertainment

ANNUAL REPORT 2014

MELCO CROWN ENTERTAINMENT LIMITED

Listed on the Hong Kong Stock Exchange (Code: 6883)

and NASDAQ (Symbol: MPEL)

(Incorporated in the Cayman Islands with limited liability)

THE HOUSE of DANCING WATER

CITY OF DREAMS

A premier leisure and entertainment destination in Macau that offers the ultimate in innovative, highly contemporary and world-class leisure experiences that appeal to the rapidly evolving demands of the Asian-leisure consumers.

SOHO

CITY OF DREAMS

CROWN

CITY OF DREAMS

Hard Rock

HOTEL

A NEW ERA OF PREMIUM EXPERIENCE

The state-of-the-art fifth hotel tower at City of Dreams, designed by the “Queen of the Curve” Dame Zaha Hadid that boasts an inventive, expressive and remarkable structure; and a significant expansion of our retail precinct to open in 2016, a new benchmark for retail experience awaits leisure seekers from around the world.

CITY OF DREAMS MANILA

A world-class entertainment-inspired leisure destination that is set to deliver sophisticated and compelling entertainment experiences to discerning travelers from around the world.

STUDIO CITY

A Hollywood-inspired, gaming and entertainment complex that will transport the visitor into a stunning cinematic world with awe-inspiring entertainment offerings, it is positioned to become Asia’s entertainment capital, to open in 2015.

VISION

THE FUTURE IS OURS

MISSION

We shape the future of gaming and entertainment in Asia

Contents

Financial Highlights 2

Market Overview and Key Highlights 3

Co-Chairman & Chief Executive Officer’s Statement 5

Business Overview 9

Corporate Environmental, Social and Governance Report 12

Management Discussion and Analysis 19

Directors and Senior Management 49

Report of the Directors 57

Corporate Governance Report 90

Report of Independent Registered Public Accounting Firm 104

Consolidated Balance Sheets 107

Consolidated Statements of Operations 109

Consolidated Statements of Comprehensive Income 111

Consolidated Statements of Shareholders’ Equity 112

Consolidated Statements of Cash Flows 114

Notes to Consolidated Financial Statements 117

Additional Information — Financial Statement

Schedule 1 Financial Information of Parent Company 220

Financial Summary 224

Corporate Information 226

Definitions and Glossary 229

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan 238

Appendix II — MCP Share Incentive Plan 242

This annual report is prepared in both English and Chinese and in the event of inconsistency, the English text of the annual report shall prevail over the Chinese text.

Melco Crown Entertainment Limited Annual Report 2014 1

Financial Highlights

NET REVENUES

US$4.80 billion

Net revenues for the year ended December 31, 2014 were US$4.80 billion, a decrease of US$0.28 billion, or 5.6%, as compared with US$5.09 billion for the year ended December 31, 2013.

BASIC NET INCOME PER SHARE

US$0.369

Basic net income per Share attributable to Melco Crown Entertainment was US$0.369 for the year ended December 31, 2014 compared to basic net income per Share of US$0.386 for the year ended December 31, 2013.

NET INCOME

US$608.3 million

Net income attributable to Melco Crown Entertainment was US$608.3 million for the year ended December 31, 2014, as compared with net income of US$637.5 million for the year ended December 31, 2013.

ADJUSTED PROPERTY EBITDA

US$1,285.5 million

Adjusted property EBITDA for the year ended December 31, 2014 was US$1,285.5 million, representing a decrease of US$93.6 million, or 6.8%, compared to US$1,379.1 million for the year ended December 31, 2013.

2 Annual Report 2014 Melco Crown Entertainment Limited

Market Overview and Key Highlights

MARKET OVERVIEW

Macau Market

The Macau gaming market has been through a challenging period in 2014, delivering a year-over-year decline in gross gaming revenues of 2.6% compared to those in 2013, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014, while the higher margin mass market table games segment increased 15.5% over the same period. The weak operating environment has continued into 2015, with gross gaming revenues in Macau declining approximately 35.1% on a year-over-year basis in the first two months of 2015.

The mass market table games segment accounted for 35.4% of market-wide gross gaming revenues in 2014, compared to 29.9% for 2013. Melco Crown Entertainment, with its large exposure to the mass market table games segment in the fast growing Cotai region, is well positioned to cater to this increasingly important, and more profitable, segment of the market. Melco Crown Entertainment’s mass market exposure is set to increase over the foreseeable future with the opening of Studio City in the third quarter of 2015.

In 2014, visitation to Macau increased 7.5% over 2013, primarily driven by visitors from China which increased 14.1% over the same period. Visitors from China accounted for 67.4% of all visitors to Macau in 2014 compared to 63.5% in 2013. Visitors from Hong Kong and Taiwan accounted for 20.4% and 3.0% of total visitation in 2014, respectively.

Macau is anticipated to benefit from the PRC central and Macau governments’ long term development plans for the region, including improved infrastructure, immigration policies and the development of Hengqin Island. This wide-reaching development plan is expected to strengthen the appeal of Macau as a multi-faceted leisure and tourism destination, offering an increasingly expanded array of entertainment attractions and amenities to drive long term growth and a more diversified tourism experience.

KEY HIGHLIGHTS

Studio City

The development of Studio City remains on track to meet its US$2.3 billion design and construction budget and is due to open in the third quarter of 2015. Studio City, our Company’s next integrated resort in Cotai, Macau, will further expand our Company’s already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions which will further diversify Macau’s leisure and tourism offerings.

City of Dreams

We are in an early stage of developing the fifth hotel tower at City of Dreams. Collaborating on the design with the award winning, internationally renowned architect, Dame Zaha Hadid, our new hotel tower will add a truly iconic landmark to Macau, further extending City of Dreams’ leading position at the premium end of the market.

Melco Crown Entertainment Limited Annual Report 2014 3

Market Overview and Key Highlights

In August 2014, City of Dreams officially opened SOHO, a lifestyle food and beverage and entertainment precinct located on the second floor, which is designed to further broaden the appeal of the property to a wider range of visitors to Macau.

City of Dreams is expanding its retail precinct which is anticipated to be operational in the first half of 2016. The redevelopment is anticipated to strengthen City of Dream’s appeal with premium customers.

City of Dreams Manila

Melco Crown Entertainment marked the first expansion outside of Macau with the opening of City of Dreams Manila on December 14, 2014. City of Dreams Manila, an integrated resort located in Entertainment City, Manila, is expected to be one of the Philippines’ leading integrated tourism resorts and will diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry, enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market.

Other Recent Developments

On January 2, 2015, we submitted an application to the Stock Exchange for the voluntary withdrawal of the listing of our ordinary shares on the Main Board of Stock Exchange (the “Proposed De-Listing”), which has been approved by our Shareholders on March 25, 2015. The Proposed De-Listing is expected to take effect at 4:00 p.m. on Friday, July 3, 2015, subject to fulfillment of all conditions as disclosed in our circular dated March 4, 2015.

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Co-Chairman & Chief Executive Officer’s Statement

Melco Crown Entertainment experienced an eventful and challenging year in 2014 with significant advances towards realizing our exciting growth pipeline in Macau and abroad, including the opening of our newest integrated resort in Manila, while also competing strongly in a relatively weaker operating environment in Macau, resulting in improvements in gross gaming revenue market share in the second half of 2014.

Despite facing tougher market conditions, we have continued to focus on enhancing our unique world-class portfolio of operating assets and premium-focused, market-leading amenities and services, which positions us to compete strongly now, and in the future, ensuring we maintain our leadership position at the premium end of the market in Macau. We are also proud to once again be included on the Forbes Asia’s “Fabulous 50” list for the second consecutive year, which is a continued recognition of the enterprise’s excellent operating performance and exceptional innovation in the region.

Our Company has continued to play a pioneering role in delivering world-class leisure and entertainment attractions in Macau at our flagship property, City of Dreams, with our one-of-a-kind shows highlighted by the water-based extravaganza The House of Dancing Water and Asia’s first cabaret experience TABOO. During 2014, which marks the fifth anniversary of City of Dreams, we introduced SOHO, the new social hub offering diverse dining, entertainment and street cultural experience that bring visitors a unique dining and entertainment experience. We also revamped Kids’ City at City of Dreams, the largest family entertainment playground in Macau.

Melco Crown Entertainment Limited Annual Report 2014 5

Co-Chairman & Chief Executive Officer’s Statement

In recognition of our exceptional hospitality and dining services, we garnered eight Forbes 5-Star awards, the most awarded to a single company in Macau. Altira Macau and Altira Spa were awarded Forbes 5-Star awards for the sixth consecutive year and Aurora at Altira Macau was once again recognized as a Forbes 5-Star restaurant. Crown Towers was awarded Forbes 5-Star awards for its hotel, spa and all its restaurants, namely Jade Dragon and The Tasting Room, for the second consecutive year, being the first hotel in Macau to achieve this status. Recently, we have proudly added yet another restaurant to our fine-dining selections by introducing the premium sushi specialist from Tokyo and the first and only in Macau — Shinji by Kanesaka — at Crown Towers, bringing visitors the most exquisite Japanese fine-dining experience in town.

City of Dreams in Macau continues to be meaningfully upgraded, with our new retail area well underway and scheduled for completion in the first half of 2016. We proudly announced our partnership with the award-winning and internationally renowned “Queen of the Curve” in architecture, Dame Zaha Hadid for the design of the fifth hotel tower at City of Dreams, which is under development.

Demonstrating our commitment to furthering Macau’s appeal as a multi-faceted leisure and tourism destination, significant progress was made on Studio City which will offer the most diverse mix of mass-market focused entertainment ever seen in Macau. Studio City, the next standalone integrated resort in the city, is due to open in the third quarter of 2015 and remains on track to meet its design and construction budget of US$2.3 billion. The new property is situated less than a minute’s walk from the now 24-hour operating Lotus Bridge border crossing, conveniently connecting it to visitors coming from Hengqin Island. This Hollywood-inspired gaming and entertainment complex is at the forefront of Asia’s next generation of immersive, world-leading, entertainment-driven gaming and leisure destination experiences. It will offer a wide range of stunning attractions, such as Asia’s highest ferris wheel embedded in the façade of the hotel tower, the world’s first Batman film franchise digital ride, a large-scale family entertainment center enlivened by DC Comics and Warner Bros. characters, a 5,000-seat live performance arena managed by Comcast-Spectacor, the world-renowned Pacha Nightclub and The House of Magic hosted by acclaimed illusionist Franz Harary.

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Co-Chairman & Chief Executive Officer’s Statement

Consistent with our ambition to embrace the icons of Hollywood’s entertainment industry through Studio City, we were thrilled to have enticed one of the world’s most renowned directors — Martin Scorsese — to direct a short film which is set to be a historical event. This special short-movie, “The Audition”, set around a Studio City storyline marks the first Hollywood-production in Macau and the very first time Leonardo DiCaprio, Robert De Niro and Brad Pitt have starred together under the direction of Mr. Scorsese. Delighted to serve as the executive producer of the film, I am also honored to be involved in this partnership between the Academy Award-winning film director and the Melco Crown Entertainment brand which is truly synergistic. “The Audition” is to premiere at the grand launch of the new resort later this year.

Melco Crown Entertainment has long been a leader in supporting the Macau government’s goal of diversifying the city’s leisure and tourism offerings, through our strategic approach to emphasize diversified and leading-edge entertainment. As our current portfolio and upcoming additions fully demonstrate, we strive for a good balance between gaming and non-gaming facilities, and set high standards in innovative leisure and entertainment offerings as we create unique landmarks in Macau that attract new and returning visitors alike and substantially support local and international tourism growth. Part of our strategy also involves bringing many internationally-renowned brands and attractions to Macau which further contribute to developing Macau into a truly world-class leisure, entertainment and gaming tourism hub in Asia. We continue to strive our utmost to enrich the local tourism and entertainment scene and achieve economic diversity in Macau.

Besides enriching the mix and variety of entertainment offerings in Macau, Melco Crown Entertainment also places priority on the development of our employees, as it is key to ensuring a sustainable future for our Company and Macau as a whole. We believe in life-long learning and personal development, as demonstrated by our in-house Learning Academy, allowing employees greater flexibility to achieve various qualifications for advancing their career. We also offer scholarships to our employees and their families to further their education. Internal career development is also a policy and culture of our Company. In the past six years, through meticulous planning, over 16,860 internal transfers and promotions have been offered. With competitive packages and career development opportunities, the future of our employees is in good hands.

Beyond Macau, our evolution into a leading gaming and entertainment company in Asia has taken a meaningful step forward with the successful opening of City of Dreams Manila. The new property has continued our outstanding tradition of offering unique and innovative leisure and entertainment experiences catering to a diverse clientele. It has introduced a collection of world-class brands and attractions to Manila — the luxurious Crown Towers hotel, Asia’s first celebrity-inspired Nobu Hotel and the acclaimed Hyatt City of Dreams Manila; premium nightclubs Pangaea and Chaos; specialty restaurants Nobu Restaurant, The Tasting Room and The Crystal Dragon; a retail boulevard housing some of the world’s most sought-after brands, as well as market-leading gaming facilities. The attractions of this integrated resort are designed to appeal to both local and international visitors. City of Dreams Manila also houses the world’s first

Melco Crown Entertainment Limited Annual Report 2014 7

Co-Chairman & Chief Executive Officer’s Statement

DreamWorks-inspired, education-based interactive playspace, “DreamPlay by DreamWorks”. Within the short period since its opening, City of Dreams Manila has already won the esteemed “Integrated Resort of the Year” award at the annual International Gaming Awards which recognizes the very best casino or integrated resort, judging by its facilities offered, customer services including quality and professionalism of staff working at the venue, games offered, atmosphere, style and design of building, which together make the resort an outstanding choice for customers. With the opening of City of Dreams Manila, we have brought our highly successful flagship brand City of Dreams outside of Macau for the first time, marking a key milestone as we endeavor to expand in Asia and beyond.

With our outstanding portfolio of diversified assets and excellent staff, we are well-positioned to achieve sustainable development within the ever-evolving industry landscape and regional clientele, be it in Macau, Manila or any other potential future gaming markets such as Japan. We remain steadfast in our resolute belief that Asia, supported by a rapidly expanding middle-class and strong economic growth, continues to be the most important and exciting leisure and tourism market in the world.

Lastly, we would like to thank our Board of Directors, shareholders, employees and business associates for their dedication and support which have helped us accomplish significant progress in the past year. We look forward to scaling new heights and achieving new milestones through our ongoing and future development projects to ultimately create greater value for our shareholders and the community.

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Officer

8 Annual Report 2014 Melco Crown Entertainment Limited

Business Overview

We are a developer, owner and operator of casino gaming and entertainment resort facilities in Asia.

We currently have two major casino based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also have a casino based operation in the Philippines, City of Dreams Manila.

We are also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort, which is expected to open in the third quarter of 2015. We are in an early stage of developing the fifth hotel tower at City of Dreams in Cotai, Macau and are currently reviewing the development plan and schedule of this hotel tower.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau: Altira Macau and The Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila, which opened in December 2014.

We generated a significant majority of the total revenues for the year ended December 31, 2014 from our operations in Macau, the principal market in which we compete.

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high end customers and rolling chip players from regional markets across Asia. As of December 31, 2014, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 500 gaming tables and approximately 1,400 gaming machines.

The Crown Towers hotel, a Forbes 5-Star hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams, together with SOHO, includes around 30 restaurants and bars, approximately 70 retail outlets, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,200 square feet of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams which had its grand opening in August 2014, offers customers a wide selection of food and beverage and other non-gaming offerings.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats features the internationally acclaimed and award winning “The House of Dancing Water” show.

We are expanding our retail precinct at City of Dreams, which is anticipated to open in the first half of 2016. We are also in an early stage of developing the fifth hotel tower at City of Dreams. We are currently reviewing the development plan and schedule of this hotel tower by taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow.

Melco Crown Entertainment Limited Annual Report 2014 9

Business Overview

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2014, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 120 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes 5-star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira Hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes 5-Star” rating in both Lodging and Spa categories by the Forbes Travel Guide for the sixth year in February 2015.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of December 31, 2014, Mocha Clubs had eight clubs with a total of 1,321 gaming machines in operation, which represented 10.1% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic table games without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

Studio City

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open in the third quarter of 2015. Studio City, upon completion, will include gaming facilities, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, including Asia’s highest ferris wheel, a Warner Bros.-themed family entertainment center, a fully-operational TV broadcast studio, the world’s first Batman film franchise digital ride, a 5,000-seat multi-purpose live

10 Annual Report 2014 Melco Crown Entertainment Limited

Business Overview

performance arena and a live magic venue, as well as approximately 1,600 hotel rooms, a vast array of food and beverage outlets and approximately 350,000 square feet of themed and innovative retail space.

The Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. We believe that the location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage.

Studio City has an approved gross construction area of 707,078 square meters (equivalent to approximately 7.6 million square feet). We currently estimate that the design and construction cost for the first phase of Studio City will be approximately US$2.3 billion. Our plans for the expansionary phase at Studio City are under review.

City of Dreams Manila

City of Dreams Manila is one of the leading integrated tourism resorts in the Philippines. The property is located on an approximately 6.2-hectare site at the gateway of Entertainment City, Manila, close to Metro Manila’s international airport and central business district. City of Dreams Manila opened in December 2014 and represents our first entry into an entertainment and gaming market outside of Macau and an incremental source of earnings and cash flow outside of Macau.

The property has approximately 14,026 square meters (approximately 150,727 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square meters (approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 1,700 slot machines, 1,700 electronic table games and 380 gaming tables. As of December 31, 2014, we have approximately 1,508 slot machines, 158 electronic table games and 188 gaming tables in operation.

City of Dreams Manila has three hotels comprising Crown Towers hotel, Nobu Hotel and Hyatt City of Dreams Manila, with approximately 950 rooms in aggregate. City of Dreams Manila also features three separate entertainment venues: DreamPlay, a family entertainment center (which is expected to open in the first half of 2015); Centerplay, a live performance central lounge within the casino; and Chaos and Pangaea Ultra-Lounge, two night clubs encapsulated within the Fortune Egg. City of Dreams Manila also features a retail boulevard.

Melco Crown Entertainment Limited Annual Report 2014 11

Corporate Environmental, Social and Governance Report

With deep roots in Macau, Melco Crown Entertainment’s foundation philosophy on corporate social responsibility (CSR) is about giving back to the community it serves. The Company has devoted its greatest efforts in contributing to the society through a proactive and innovative approach, yet at the same time taking care the welfare of our employees in different aspects and understanding the views of our various stakeholders.

Last year, we reported about the development of an unique and one-of-its-kind corporate social responsibility program across six major pillars — youth, education, women, culture/heritage, environment and responsible gaming, all of these aim to address and facilitate solutions on social issues in Macau, and to support local charitable organizations guided by the vision of making a difference in people’s lives. This year, apart from disclosing our continual achievements on these social fronts in 2014, we also enhanced our level of disclosure to a more comprehensive coverage on our corporate environmental, social and governance (“ESG”) efforts to include measures that we have taken to look after welfare of our employees as well as the anti-corruption policy that we have implemented to secure and maintain a level-playing field for all our stakeholders.

Social Responsibility

We believe that everyone in the society deserves the right to reach their full potential. With our focus on youth development, we support the aspirations of all young people who may not have the opportunity to pursue a higher education with scholarships and other forms of assistance.

“Dare to Dream” is the Company’s signature series to encourage innovation and inculcate an appreciation for the arts, by providing the youths of Macau with an exposure to world-renowned and prestigious artists and maestros. The purpose is to inspire to aspire, and to reach for their maximum potential. This year, in partnership with the Macau government, the Company organized architecture design competition for Macau students studying Architecture locally and overseas, giving sponsorship and internship abroad opportunities with Dame Zaha Hadid, the internationally renowned architect and the architect and designer of City of Dreams’ new hotel tower.

We believe that encouraging learning and higher education is a must. To enable our colleagues to pursue their high school education while still working, we have launched the general education program “Back to School” in partnership with the Education and Youth Affairs Bureau of Macau. This unique program brings the high school diploma in-house through our Learning Academy, which eases transportation and time issues for our colleagues.

We also provide various scholarships to complete a full 4-year degree program in any universities in Macau, in order to encourage the concept of life-long learning. These scholarships are provided for our employees, and their families, we believe the importance of family. One category of the scholarship is the “Hope Scholarship”, which is offered for those who are facing extraordinary circumstances which would otherwise prevent them from meeting the relevant academic criteria.

Outside Macau and at City of Dreams Manila, our first ever CSR activity “Fulfill A Dream” was held at the City of Parañaque (our host city) in November 2014. Around 30 children from Bahay Aruga, a home for transient and abandoned

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Corporate Environmental, Social and Governance Report

children, were invited to join in this gift-giving, games and entertainment project. Some 50 employees from City of Dreams Manila participated in the event.

Subsequently, 20 children from Bahay Aruga were also invited to watch Dreamworks movies together with 120 employees from City of Dreams Manila.

City of Dreams Manila also launched a 2-day fun-filled event, “Colourful Dreams”, that brought smiles to 610 students of Parañaque Elementary School Central and San Dionisio Elementary School. More than just storytelling, “Colorful Dreams” also immersed the children in art activities, gift-giving and bonding experiences and aimed to encourage children to develop their interest in books. Around 70 employees of City of Dreams Manila participated in the event and showed their generosity in time and effort.

In Japan, we have also been active in various cultural, educational and community events in recent years. A project called “AURA” (Alternative Urbanism Realized by the Arts) has been inaugurated in April 2014. “AURA” is the collaboration project between Tokyo University of the Arts and the Company for the perpetuation and evolution of Japanese traditional cultures. The project consists of research on a new urban development model, as well as a series of activities to perpetuate Japanese traditional culture, aiming at creating new arts and cultures for the future generations.

The “Dare to Dream” Design Awards has been specifically launched by Melco Crown Entertainment to perpetuate Japanese culture. Launched during Tokyo Designers Week 2014, the Kimono themed awards received an overwhelming response of over one thousand entries. Subsequently, an exhibit featuring 100 Kimono-inspired artworks selected from award entries was displayed together with creations by renowned designers and artists, as part of Melco Crown Entertainment’s overall cultural campaign in Japan - “x xKIMONO — preserve the legacy, create the future”. The finalist for “Dare to Dream” Design Awards received an internship with JUNKO KOSHINO Inc. and was provided with a special exhibition opportunity, which is truly a dream come true for aspiring designers.

On the environmental front, operating resort hotels inevitably involves the consumption of energy, water and other resources as well as waste generation. To mitigate our impacts, we monitor our use of resources, waste and paper consumption, and take appropriate remedial action. We also examine the greenhouse gas (GHG) emissions generated from our properties in Macau, including Altira Macau and City of Dreams, which covers the electricity and fresh water consumption from energy center. The total GHG emissions were approximately 207,000 tonnes in 2013, and reduced to approximately 202,000 tonnes in 2014.

Among all the general office management activities undertaken by Melco Crown Entertainment, management established environmental policy and communicated measurable environmental objectives and targets on recycle waste, energy and paper consumption, for example, reducing 1.5% of electricity consumption and increasing 4% of recycle waste. We also ensured that all corporate stationery and publications, such as brochures, results reports, circulars and newsletters, are printed on recyclable materials. This recyclable printing practice does not only support the Company’s vision of contributing to the growth and future of the communities we serve, but also helps building a sustainable environment for us and the generations to come.

Melco Crown Entertainment Limited Annual Report 2014 13

Corporate Environmental, Social and Governance Report

City of Dreams Manila’s environmental CSR initiatives aim to help protect our planet and to incorporate environmental sustainability into the Group’s business function and processes. City of Dreams Manila uses an energy efficient air cooling system, which is 13.5% more efficient than traditional centralized chillers. We also use a system that conserves energy by controlling fresh air dampers. Heat pumps are also being used to heat tap and shower water, which has 70% energy efficiency versus traditional electric heaters. LED lights are installed in most parts of the property, which is 60% more energy efficient than fluorescent lights. To conserve water, we also use automatic sensors in faucets.

As an environmentally responsible company, during the period between 2007 and 2014, we have invested over MOP100 million in “green” technology in Macau to ensure better energy management and address environmental concerns. Below are some of the examples and achievements.

(i) Energy Efficient Systems

Given the size of our operations, it is vital that we manage our use of energy resources efficiently and wisely. City of Dreams, with one of the largest Centralized Cooling Systems in the South China hospitality industry, is at least 20–35% more energy-efficient than traditional air-conditioning.

City of Dreams also has a state-of-the-art indoor air purification system that conserves energy by reducing the need for outdoor fresh air. The Building Management System is also highly advanced. Monitoring indoor temperatures throughout the day, it converts the heat generated from the air-conditioning system to heat tap and shower water.

Energy-efficient LED lights are used extensively, both on the façade and for interior illumination. T5 tubes, the most energy efficient option in the market, are used in the Heart of the House, while outdoor light fixtures are controlled by photo sensors.

(ii) Conserving Water

“The House of Dancing Water” show at City of Dreams makes use of a sophisticated filtration system that allows us to use and reuse pool water indefinitely.

Similarly, the grey water system at Altira Macau recycles treated guestroom sink, shower and bath water as flush water, which saves more than half of the freshwater normally required for flushing.

At all of our properties, we have installed many other state-of-the-art facilities for conserving water, including automatic sensors in all faucets and a rainwater recovery system to store rainwater for irrigation.

Employees are also educated in reducing water use when cleaning guestrooms and public areas.

(iii) Recognitions and Achievements

To recognize the Company’s continuous efforts to fulfill its corporate social responsibilities, Melco Crown Entertainment has garnered the “Best CSR Award” in Asiamoney magazine’s Corporate Governance Poll 2014 and the “Caridade Social Award 2014” from the Macau Association of Chinese Young Entrepreneurs and the Youth Committee of the Macao Chamber of Commerce.

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Corporate Environmental, Social and Governance Report

In its relentless effort to conduct business in an environmentally responsible manner, Melco Crown Entertainment’s flagship property, City of Dreams, also attained the “ISO 14064 Greenhouse Gas (GHG) Emissions Inventories and Verification” certification from SGS Hong Kong Limited. This is another pioneering achievement based on the Company’s adoption of the international management standards for continuous environmental performance after being the first resort-hotel company in Macau to receive the ISO 14001:2004 Environmental Management Certification and Indoor Environmental Quality Certificate also accredited by SGS Hong Kong Limited.

In addition, Melco Crown Entertainment was also granted the “Best Environmental Responsibility” award from Corporate Governance Asia magazine and the “Outstanding Award — Environmental Performance” in Macau Business Award 2014.

As the global leisure and entertainment industry is increasingly recognizing that it has a responsibility towards its stakeholders who may be at risk for gambling addiction, we continued our responsible gaming (“RG”) initiatives during the year under the leadership of our Co-Chairman and Chief Executive Officer, Mr. Lawrence Ho, who serves as the executive sponsor of the MCE RG Steering Committee.

These include full RG training as part of the orientation process for new staff members, a video promoting RG through our internal GTV channel, and employee intranet and support of RG Awareness Week organized by the government of Macau. We also distribute posters and brochures on RG at all of our properties and provide support to customers who have a gambling problem.

The other aspects of our social responsibility encompass both volunteerism and philanthropy throughout the entire organization. We are proud of volunteers who devote their personal time to the causes benefitting youth, education, women, environment responsible gaming, culture/heritage, resulting in over 40 volunteer activities or community events during 2014 involving hundreds of employees. Such events include donation of food-bags (i.e. rice, cooking oil, dried and canned food as well as other daily commodity) to hundreds of Macau local needy households in which there are handicapped, ailing and elderly members without adequate care and subsidy, together with a warm touch by our volunteer team in delivering them individually.

We will continue our endeavors to contribute to a better society, and persevere in a unique approach to corporate social responsibility in integrating the business and community issues as a win/win approach.

Employees Welfare

Total Workforce

We promote the diversity of our workforce. Currently we have employees of more than 20 different nationalities promoting our international family who, regardless of age, nationality and gender, have been provided with exciting opportunities to work with us.

We work with clearly established work processes, with careful review and inbuilt approval mechanisms which are formalised in appropriate policies and processes. These are clearly communicated to relevant employees to ensure we consistently comply with all regulations, ordinances and employment laws, thereby ensuring that we are able to operate within professional and ethical labour practices.

Melco Crown Entertainment Limited Annual Report 2014 15

Corporate Environmental, Social and Governance Report

We insist on high standards of ethical practices and governance and our Company is committed to complying with all government labour standards. We believe in the fair treatment of all employees and we are committed to being an employer that strives to provide equal opportunities for employees. We are proud of our diverse workforce and work hard to ensure that discriminatory practices and behavior at the workplace are eradicated. We believe that our employees bring their own life experiences, culture, talents and perspective to the Company so that together, we generate new ideas, promote improved decision making and a shared commitment to our customers and our community.

We strongly oppose the use of forced and child labour and remain committed towards creating a work environment which respects all human rights.

Promotion and Retention Programs

As part of our regular communications with employees, all staff will receive annual performance appraisals to review their work performance and career development. We also have a remuneration policy in place, which includes the Company’s performance as one of the factors contributing to salary reviews, bonuses and promotion.

As at December 31, 2014, we employed a total of 18,367 employees in all of our properties, including City of Dreams Manila and the Grand Hyatt properties. We believe that our employees are valuable assets to our Company to be groomed, developed and retained.

With all the above measures in place, our employee average annual turnover rate for the Group was 13.6%.

Staff Training and Development

At Melco Crown Entertainment, we promote the long-term development of our staff by providing them with learning opportunities that broaden their skills and make them valuable assets to our Company.

In addition to the education programs and scholarships as discussed above to support employees enrolling in degree-bearing programs offered by educational institutions and training and development courses offered by external training companies, every year we provide in-house training courses that range from executive management to technical skills, based on individual and corporate needs, to our employees. Programs are offered in various tracks including not only the orientation programs for new employees, but also human resources, marketing, finance, governance, lifestyle and life skills, supervisory/managerial skills, as well as various technical training programs related to their jobs

As part of the “Wholesome” development philosophy in Macau, employees are welcome to participate in any training courses of interest to them. In 2014, 40% of general employees, 47% of supervisory staff and 41% of managerial colleagues had received training. The average training hour per employee was 36 hours per annum.

City of Dreams Manila successfully opened on February 2, 2015. With the Group’s hiring philosophy of “Hire for Image, Attitude and Potential; Train for Skills,” City of Dreams Manila set about hiring for service-oriented individuals.

16 Annual Report 2014 Melco Crown Entertainment Limited

Corporate Environmental, Social and Governance Report

In 2014, we endeavored to build on and enhance our existing culture of excellence in our operation of City of Dreams Manila. In addition to skill enhancement, we emphasized on-boarding training for each employee, such as general introductory orientation, occupational safety knowledge and procedures, industry knowledge for those without gaming or hotel background, know-how required to build a world class integrated resort, as well as corporate governance and responsible gaming orientation.

Staff Health and Safety

We have implemented major changes to the air conditioning and ventilation systems in designated smoking areas in light of the smoking ban regulations related to casinos implemented in Macau since January 2013. These areas now achieve a very high rate of fresh air intake and utilize additional independent supply air and exhaust systems with some built-in purifier installed into the air curtain gaming tables to significantly improve the indoor air quality to meet and exceed the requirements set out by code and best engineering practice. Indoor air pollutants, which include more than those from cigarette smoke, are measured on a monthly basis and have been significantly reduced. We invested over MOP 100 million on design and works in relation to the above mentioned changes in all of our properties in Macau.

Governance

Business Ethics and Corporate Governance

The Company has in place a number of policies addressing corporate governance and anti-corruption which are either issued by the Board of Directors or management.

Two corporate governance guidelines have been adopted to facilitate effective management of the business and affairs of the Company under the Board’s direction with a high standard of corporate governance, and to satisfy the relevant corporate governance requirements as prescribed by NASDAQ rules and the Listing Rules. Please refer to the Corporate Government Report of this annual report for more details on our corporate governance practices.

Our Code of Business Conduct and Ethics (the “Code of Conduct”) and Ethical Business Practices Program (“EBPP”) are the key policies made use by the Company for cultivating a culture of clean and ethical business practices. These policies cover the compliance of the relevant anti-corruption laws that the Company and its employees are subject to and are advised to comply with at all times.

The Company is bound by the laws of the places where it or its business operates. Through the Company’s policies on anti-bribery and prevention of fraud and money laundering (such as the Code of Conduct, the EBPP and our Corporate Anti-Money Laundering Policy), the Company aims to maintain a reputable record of high compliance of the relevant laws and regulations.

There has been no case brought against the Company for any alleged corrupt practices since our incorporation.

The Board also issued procedures for handling complaints and whistleblowing, and further guidelines are given by our Human Resources Department on the report of suspected breach of any policy on corporate governance, and the means such report may be submitted to the Company. Through regular dissemination of the Code of Conduct to the employees and the publicity at workplaces on how to make use of the whistleblowing channels, our employees

Melco Crown Entertainment Limited Annual Report 2014 17

Corporate Environmental, Social and Governance Report

are kept informed of the assistance that the Company is offering to any informant. Strict confidentiality is given to the informant and the reports, and there is a strong commitment by the Company that there will be no retaliation against any informant. The reports are investigated by our Internal Audit Department with assistance from the Human Resources Department and where appropriate, participation by the Legal Department.

Stakeholder Engagement

Understanding the views of stakeholders is critical to aligning our ESG and sustainability agenda with the issues they have identified as being of material interest. For our Company, the key stakeholders and communication channels include:

Stakeholders Communication Channels

Customers Property front office

Customer service hotline and email

Official social media platforms

Staff “Heart of House” (back of house area) Employee concierge desk

New hire orientation

Intranet

Regular internal communications email

Shareholders Annual General Meetings

Earnings release calls

Investors Investor meetings

NGOs Regular meetings with green and charitable organizations

Partners (the government, service companies, academia)

Meetings Tendering process

Suppliers and contractors Project manager meetings

Mass Media Press conferences

Media gala dinner

On an on-going basis, dedicated staff members and communication channels allow stakeholders, including employees, to provide recommendations and comments to the highest governing body of our Company, the aim of this is to:

(i) collect views and assess the expectations of stakeholders with regards to our ESG performance;

(ii) identify and prioritise key sustainability issues; and

(iii) summarise stakeholders’ views and provide recommendations to further enhance our ESG performance and reporting status.

18 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

Summary of Financial Results

For the year ended December 31, 2014, our total net revenues were US$4.80 billion, a decrease of 5.6% from US$5.09 billion of net revenues for the year ended December 31, 2013. Net income attributable to Melco Crown Entertainment for the year ended December 31, 2014 was US$608.3 million, as compared to net income of US$637.5 million for the year ended December 31, 2013. The decline in profitability was primarily attributable to a decrease in group-wide rolling chip revenues, partially offset by improved group-wide mass market table games revenues.

Year Ended December 31,

2014 2013 2012

(in thousands of US$)

Net revenues $4,802,309 $5,087,178 $4,078,013

Total operating costs and expenses (4,116,949) (4,247,354) (3,570,921)

Operating income 685,360 839,824 507,092

Net income attributable to Melco Crown Entertainment $608,280 $637,463 $417,203

Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

On November 26, 2012, Studio City Finance issued the Studio City Notes

On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP

On February 7, 2013, MCE Finance issued the 2013 Senior Notes

On March 11, 2013, we completed the early redemption of the RMB Bonds in full

On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective

On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

In April 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option

On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes

On June 24, 2014, MCP completed the 2014 Top-up Placement

On July 28, 2014, we drew down the entire delayed draw term loan facility under the Studio City Project Facility

On December 14, 2014, City of Dreams Manila started operations with its grand opening on February 2, 2015

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

The current economic and operating environment that affects the gaming markets in Macau and the Philippines, including the impact of global and local economic conditions, changes in capital market conditions, the impact of the political, economic and regulatory environment, including changes to travel and visa policies, anti-smoking legislation as well as gaming table allocation policies in Macau, or any policies implemented by the PRC central and Macau governments and the general economic conditions in China and the Philippines;

Melco Crown Entertainment Limited Annual Report 2014 19

Management Discussion and Analysis

The development of the gaming and leisure market in Macau and the Philippines, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau and the Philippines, particularly in developing diversified destination resort properties, and the commitment and support of the PRC central and Macau governments to improve and develop infrastructure both within, and connecting to, Macau and the commitment and support of the Philippines government to develop infrastructure and promote the Philippines as an attractive tourist destination;

The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits; as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2014, 2013 and

2012, approximately 40.1%, 49.8% and 53.4% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2014, our top five customers and the largest customer were gaming promoters and accounted for approximately 20.4% and 7.0% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$284.8 million, US$391.9 million and US$308.6 million for the years ended December 31, 2014, 2013 and 2012, respectively;

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of December 31, 2014 and 2013, approximately 55% and 72%, respectively, of our total indebtedness was based on fixed rates. The decrease was primarily due to the drawdown of the term loan under the Studio City Project Facility in July 2014, partially offset by the issuance of the Philippine Notes in January 2014 and the scheduled repayment of the term loan under the 2011 Credit Facilities. Based on December 31, 2014 and 2013 indebtedness and interest rate swap levels, an assumed 100 basis point change in the Hong Kong Interbank Offered Rate and London Interbank Offered Rate would cause our annual interest cost to change by approximately US$15.0 million and US$7.1 million, respectively; and

20 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas, H.K. dollars and Philippine pesos.

In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities, including the issuance of the Philippine Notes in January 2014, denominated in Philippine pesos.

Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine pesos to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2014, in addition to H.K. dollars, Patacas and Philippine pesos, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2014 and 2013. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 12 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2014.

Major currencies in which our cash and bank balances (including bank deposits with original maturity over three months and restricted cash) held as of December 31, 2014 were U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine pesos and Patacas. Based on the cash and bank balances as of December 31, 2014 and 2013, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$31.1 million and US$21.6 million for the years ended December 31, 2014 and 2013, respectively.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2014 and 2013, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$20.5 million and US$6.7 million for the years ended December 31, 2014 and 2013, respectively.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Melco Crown Entertainment Limited Annual Report 2014 21

Management Discussion and Analysis

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

Mass market table games drop: the amount of table games drop in the mass market table games segment.

Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

Gaming machine handle: the total amount wagered in gaming machines.

Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

Average daily rate: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied including complimentary rooms, i.e., average price of occupied rooms per day.

Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

22 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Our total net revenues for the year ended December 31, 2014 were US$4.80 billion, a decrease of US$284.9 million, or 5.6%, from US$5.09 billion for the year ended December 31, 2013. The decline in total net revenues was primarily attributable to lower group-wide rolling chip revenues primarily driven by deteriorating demand from Chinese players as well as restrictive policies including changes to travel and visa policies, partially offset by improved group-wide mass market table games revenues.

Our total net revenues for the year ended December 31, 2014 consisted of US$4.65 billion of casino revenues, representing 96.9% of our total net revenues, and US$148.1 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2013 comprised US$4.94 billion of casino revenues, representing 97.1% of our total net revenues, and US$145.7 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2014 were US$4.65 billion, representing a US$287.3 million, or 5.8%, decrease from casino revenues of US$4.94 billion for the year ended December 31, 2013, primarily due to a decrease in casino revenues at Altira Macau and City of Dreams of US$290.3 million, or 28.5%, and US$6.9 million, or 0.2%, respectively, partially offset by the casino revenue at City of Dreams Manila of US$6.7 million since it started operations on December 14, 2014. The overall decrease was primarily a result of decreased rolling chip volume and rolling chip win rate at both Altira Macau and City of Dreams, primarily driven by deteriorating demand from Chinese players as well as restrictive policies including changes to travel and visa policies, partially offset by improved blended mass market table games drop and blended mass table games hold percentage.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2014 was US$33.6 billion, representing a decrease of US$11.3 billion, or 25.2%, from US$44.9 billion for the year ended December 31, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.76% for the year ended December 31, 2014, within our expected level of 2.7% to 3.0%, while decreasing from 2.96% for the year ended December 31, 2013. In the mass market table games segment, mass market table games drop was US$756.7 million for the year ended December 31, 2014, representing an increase of 4.5% from US$724.0 million for the year ended December 31, 2013. The mass market table games hold percentage was 15.8% for the year ended December 31, 2014, a slight increase from 15.4% for the year ended December 31, 2013.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2014 of US$82.1 billion represented a decrease of US$14.9 billion, or 15.4%, from US$97.0 billion for the year ended December 31, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.83% for the year ended December 31, 2014, in line with our expected range of 2.7% to 3.0%, while decreasing from 2.95% for the year ended December 31, 2013. In the mass market table games segment, mass market table games drop was US$5.29 billion for the year ended December 31, 2014 which represented an increase of US$0.63 billion, or 13.5%, from US$4.66 billion for the year ended

Melco Crown Entertainment Limited Annual Report 2014 23

Management Discussion and Analysis

December 31, 2013. The mass market table games hold percentage was 37.5% in the year ended December 31, 2014, demonstrating an increase from 34.6% for the year ended December 31, 2013. Average net win per gaming machine per day was US$464 for the year ended December 31, 2014, an increase of US$103, or 28.5%, from US$361 for the year ended December 31, 2013.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2014 was US$303, an increase of approximately US$91, or 42.9%, from US$212 for the year ended December 31, 2013.

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2014 were US$136.4 million, representing a US$8.8 million, or 6.9%, increase from room revenues (including the retail value of promotional allowances) of US$127.7 million for the year ended December 31, 2013. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$232, 99% and US$229, respectively, for the year ended December 31, 2014, as compared to US$230, 99% and US$227, respectively, for the year ended December 31, 2013. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$197, 99% and US$195, respectively, for the year ended December 31, 2014, as compared to US$189, 97% and US$183, respectively, for the year ended December 31, 2013.

Food, beverage and others. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2014 included food and beverage revenues of US$84.9 million and entertainment, retail and other revenues of US$108.4 million. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million, and entertainment, retail and other revenues of US$103.7 million. The increase of US$10.7 million in food, beverage and other revenues from the year ended December 31, 2013 to the year ended December 31, 2014 was primarily due to higher business volumes and improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.12 billion for the year ended December 31, 2014, representing a decrease of US$130.4 million, or 3.1%, from US$4.25 billion for the year ended December 31, 2013. The decrease in operating costs was primarily due to a decrease in operating costs at Altira Macau which were in-line with the decreased gaming volume and associated decrease in revenues, a decrease in development costs, the gain on disposal of assets held for sale, partially offset by increase in general and administrative expenses and pre-opening costs to support expanding operations.

Casino. Casino expenses decreased by US$206.3 million, or 6.0%, to US$3.25 billion for the year ended December 31, 2014 from US$3.45 billion for the year ended December 31, 2013 primarily due to decrease in gaming tax and other levies and commission expenses of US$308.6 million, which decreased as a result of decreased gaming volume and an associated decrease in revenues, partially offset by an increase in payroll and other operating costs as well as complimentaries to gaming customers of US$102.3 million.

Rooms. Room expenses, which mainly represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, were US$12.7 million and US$12.5 million for the years ended December 31, 2014 and 2013, respectively. The slight increase was primarily due to an increase in payroll and other operating costs as a result of increased occupancy, partially offset by a higher

24 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

level of complimentary hotel rooms offered to gaming customers for which the associated costs were included in casino expenses.

Food, beverage and others. Food, beverage and others expenses were US$85.6 million and US$93.3 million for the years ended December 31, 2014 and 2013, respectively. The decrease was primarily due to a higher level of complimentary food, beverage and others offered to gaming customers for which the associated costs were included in casino expenses, partially offset by an increase in payroll and other operating costs associated with the increase in revenues.

General and administrative. General and administrative expenses increased by US$55.9 million, or 21.9%, to US$311.7 million for the year ended December 31, 2014 from US$255.8 million for the year ended December 31, 2013, primarily due to an increase in payroll expenses, share-based compensation, rental expenses, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$94.0 million for the year ended December 31, 2014 as compared to US$17.0 million for the year ended December 31, 2013. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or startup operations. Pre-opening costs for the years ended December 31, 2014 and 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and Studio City. The increase was primarily due to the increase in payroll expenses and other administrative costs in City of Dreams Manila, mainly driven by the increase in headcount to cope with its opening on December 14, 2014.

Development costs. Development costs were US$10.7 million for the year ended December 31, 2014, which predominantly related to professional and consultancy fees as well as marketing and promotion costs for corporate business development. Development costs for the year ended December 31, 2013 of US$26.3 million primarily related to fees and costs associated with the corporate reorganization of MCP by the Company, as well as corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2014 and 2013.

Amortization of land use rights. Amortization of land use rights expenses remained stable at US$64.5 million and US$64.3 million for the years ended December 31, 2014 and 2013, respectively.

Depreciation and amortization. Depreciation and amortization expenses were US$246.7 million and US$261.3 million for the years ended December 31, 2014 and 2013, respectively. The decrease was primarily due to certain assets becoming fully depreciated at City of Dreams and Altira Macau during the year ended December 31, 2014, offset in part by depreciation of assets at City of Dreams Manila, which started operations on December 14, 2014.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property, which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2014 were US$8.7 million, which primarily included assets write-off of US$3.5 million on furniture, fixtures and

Melco Crown Entertainment Limited Annual Report 2014 25

Management Discussion and Analysis

equipment damaged by the typhoon in the Philippines and assets write-off and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2013 were US$6.9 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams and assets write-off of US$1.6 million as a result of the remodel of non-gaming attractions at City of Dreams.

Gain on disposal of assets held for sale. Gain on disposal of assets held for sale of US$22.1 million for the year ended December 31, 2014 related to the disposal of five units located at Golden Dragon Centre in Macau.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$20.0 million for the year ended December 31, 2014, as compared to US$7.7 million for the year ended December 31, 2013. The increase was primarily driven by higher level of deposits placed at banks to yield higher interest income during the year ended December 31, 2014.

Interest expenses were US$124.1 million (net of capitalized interest of US$96.9 million) for the year ended December 31, 2014, compared to US$152.7 million (net of capitalized interest of US$31.0 million) for the year ended December 31, 2013. The decrease in net interest expenses (net of interest capitalization) of US$28.6 million was primarily due to: (i) higher interest capitalization of US$65.9 million primarily associated with the Studio City and City of Dreams Manila construction and development projects; (ii) a lower interest charge of US$5.5 million as a result of the scheduled repayments of the term loan started from September 2013 and the repayment of the drawn revolving credit facility in late March 2013, both under the 2011 Credit Facilities; (iii) a lower interest charge of US$4.3 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds in March 2013; (iv) lower interest charges of US$1.1 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013; partially offset by (v) US$26.3 million higher interest expenses upon our drawdown of the term loan under the Studio City Project Facility in July 2014; (vi) US$19.8 million higher interest expenses upon our issuance of the Philippine Notes in January 2014; and (vii) US$5.8 million higher interest expenses on capital lease obligation relating to MCP’s building lease payments entered in March 2013.

Other finance costs for the year ended December 31, 2014 of US$47.0 million, included US$28.0 million of amortization of deferred financing costs and US$19.0 million of loan commitment and other finance fees. Other finance costs for the year ended December 31, 2013 of US$43.8 million, included US$18.2 million of amortization of deferred financing costs and US$25.6 million of loan commitment and other finance fees. The increase in amortization of deferred financing costs compared to the year ended December 31, 2013 was primarily due to the recognition of amortized deferred financing costs incurred for the 2013 Senior Notes issued in February 2013, the Philippine Notes issued in January 2014 and the term loan under the Studio City Project Facility drawn in July 2014, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The decrease in loan commitment and other finance fees compared

26 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

to the year ended December 31, 2013 was primarily associated with the drawdown of term loan under the Studio City Project Facility in July 2014.

There was no loss on extinguishment of debt or costs associated with debt modification for the year ended December 31, 2014. Loss on extinguishment of debt for the year ended December 31, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization.

Costs associated with debt modification for the year ended December 31, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization.

Income tax (expense) credit

Income tax expense for the year ended December 31, 2014 was primarily attributable to a lump sum tax payable of US$2.8 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau, Macau Complementary Tax of US$2.8 million arising mainly due to a gain on disposal of assets held for sale, and Hong Kong Profits Tax of US$1.2 million, partially offset by a deferred tax credit of US$4.5 million. No provision for income tax for certain subsidiaries of the Company in the Philippines for the years ended December 31, 2014 and 2013 and no provision for income tax in the United States of America for the year ended December 31, 2013 were provided as the subsidiaries incurred tax losses. The effective tax rate for the year ended December 31, 2014 was 0.6%, as compared to 0.4% for the year ended December 31, 2013. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of a tax exemption on profits generated by Macau gaming operations of US$109.2 million and US$125.7 million during the years ended December 31, 2014 and 2013, respectively, which is set to expire in 2016, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions, and the effect of expenses for which no income tax benefit is receivable. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations; however, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$80.9 million for the year ended December 31, 2014, which compared to that of US$59.5 million for the year ended December 31, 2013, was primarily due to the share of the Studio City expenses of US$40.0 million and MCP expenses of US$40.9 million, respectively, by the respective minority shareholders for the year ended December 31, 2014. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of MCP’s pre-operating expenses and financing costs during the year ended December 31, 2014 and the increase in the share of Studio City’s pre-operating expenses, partially offset by the decrease in share of Studio City’s financing costs mainly due to higher interest capitalization offset with the increase in interest expenses on the Studio City Project Facility, which was drawn in July 2014.

Melco Crown Entertainment Limited Annual Report 2014 27

Management Discussion and Analysis

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$608.3 million for the year ended December 31, 2014, compared to US$637.5 million for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Our total net revenues for the year ended December 31, 2013 were US$5.09 billion, an increase of US$1.01 billion, or 24.7%, from US$4.08 billion for the year ended December 31, 2012. The increase in total net revenues was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the rolling chip and gaming machines segments.

Our total net revenues for the year ended December 31, 2013 consisted of US$4.94 billion of casino revenues, representing 97.1% of our total net revenues, and US$145.7 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2013 were US$4.94 billion, representing a US$1.01 billion, or 25.6%, increase from casino revenues of US$3.93 billion for the year ended December 31, 2012, primarily due to an increase in casino revenues at City of Dreams and Altira Macau of US$935.2 million, or 33.5%, and US$65.5 million, or 6.9%, respectively. This increase was primarily a result of increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau, as well as an improved blended mass market table games hold percentage and rolling chip win rate. Mass market table games revenues benefited from the success of a range of gaming floor efficiency initiatives and improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2013 was US$44.9 billion, representing an increase of US$0.9 billion, or 2.2%, from US$44.0 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.96% for the year ended December 31, 2013, within our expected level of 2.7% to 3.0%, and increased slightly from 2.89% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$724.0 million for the year ended December 31, 2013, representing an increase of 20.4% from US$601.4 million for the year ended December 31, 2012. The mass market table games hold percentage was 15.4% for the year ended December 31, 2013, representing a decrease from 16.7% for the year ended December 31, 2012.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2013 of US$97.0 billion represented an increase of US$15.7 billion, or 19.3%, from US$81.3 billion for the year ended December 31, 2012.

28 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

The rolling chip win rate (calculated before discounts and commissions) was

2.95% for the year ended December 31, 2013, in line with our expected range of 2.7% to 3.0%, and reflected a slight increase from 2.92% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$4.66 billion for the year ended December 31, 2013 which represented an increase of US$1.07 billion, or 30.0%, from US$3.59 billion for the year ended December 31, 2012. The mass market table games hold percentage was 34.6% in the year ended December 31, 2013, demonstrating a large increase from 29.1% for the year ended December 31, 2012. Average net win per gaming machine per day was US$361 for the year ended December 31, 2013, an increase of US$48, or 15.2%, from US$313 for the year ended December 31, 2012.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2013 was US$212, an increase of approximately US$26, or 13.9%, from US$186 for the year ended December 31, 2012.

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 were US$127.7 million, representing a US$9.6 million, or 8.1%, increase from room revenues (including the retail value of promotional allowances) of US$118.1 million for the year ended December 31, 2012. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$230, 99% and US$227, respectively, for the year ended December 31, 2013, as compared to US$221, 98% and US$216, respectively, for the year ended December 31, 2012. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$189, 97% and US$183, respectively, for the year ended December 31, 2013, as compared to US$185, 93% and US$171, respectively, for the year ended December 31, 2012.

Food, beverage and others. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million and entertainment, retail and other revenues of US$103.7 million. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of US$90.8 million. The increase of US$19.1 million in food, beverage and other revenues from the year ended December 31, 2012 to the year ended December 31, 2013 was primarily due to higher business volumes associated with an increase in visitation during the year, as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.25 billion for the year ended December 31, 2013, representing an increase of US$676.4 million, or 18.9%, from US$3.57 billion for the year ended December 31, 2012. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau which were in line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with MCP after our acquisition of a majority interest in MCP, including fees and costs associated with the corporate reorganization of MCP.

Casino. Casino expenses increased by US$618.0 million, or 21.8%, to US$3.45 billion for the year ended December 31, 2013 from US$2.83 billion for the year

Melco Crown Entertainment Limited Annual Report 2014 29

Management Discussion and Analysis

ended December 31, 2012 primarily due to additional gaming tax and other levies and commission expenses of US$531.0 million, as well as other operating costs, such as payroll and promotional expenses of US$87.0 million, which increased as a result of increased gaming volume and an associated increase in revenues.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, decreased by 14.9% to US$12.5 million for the year ended December 31, 2013 from US$14.7 million for the year ended December 31, 2012, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$93.3 million and US$90.3 million for the years ended December 31, 2013 and 2012, respectively.

General and administrative. General and administrative expenses increased by US$28.8 million, or 12.7%, to US$255.8 million for the year ended December 31, 2013 from US$227.0 million for the year ended December 31, 2012, primarily due to an increase in payroll expenses, share-based compensation, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$17.0 million for the year ended December 31, 2013 as compared to US$5.8 million for the year ended December 31, 2012. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and Studio City. The pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with Studio City, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic.

Development costs. Development costs were US$26.3 million for the year ended December 31, 2013, which predominantly related to fees and costs associated with the corporate reorganization of MCP as well as corporate business development. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012 and a total of US$5.4 million of professional and consultancy fee for City of Dreams Manila, as well as corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2013 and 2012.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$64.3 million for the year ended December 31, 2013 from US$59.9 million for the year ended December 31, 2012 was primarily due to the additional amortization of land use rights expenses associated with the amended Studio City land concession contract in July 2012.

30 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

Depreciation and amortization. Depreciation and amortization expenses were US$261.3 million and US$261.4 million for the years ended December 31, 2013 and 2012, respectively. The slight decrease was primarily due to fully depreciated assets at City of Dreams and Altira Macau during the year ended December 31, 2013, offset in part by depreciation of assets progressively added to City of Dreams.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2013 were US$6.9 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams and assets write-off of US$1.6 million as a result of the remodel of non-gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which mainly related to the write-off of US$4.4 million for excess payments in relation to a service contract at City of Dreams and US$2.4 million of costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$7.7 million for the year ended December 31, 2013, as compared to US$11.0 million for the year ended December 31, 2012. The decrease was primarily driven by lower interest income from the RMB Bonds proceeds deposit upon the early redemption of the RMB Bonds in March 2013.

Interest expenses were US$152.7 million, net of capitalized interest of US$31.0 million for the year ended December 31, 2013, compared to US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012. The increase in net interest expenses (net of interest capitalization) of US$43.1 million was primarily due to: (i) US$65.3 million higher interest expenses upon our issuance of Studio City Notes in November 2012; (ii) US$34.0 million interest on a capital lease obligation relating to MCP’s building lease payments incurred during the year ended December 31, 2013; partially offset by (iii) lower interest charges of US$10.5 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013 and US$19.5 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds; (iv) a lower interest charge of US$5.0 million as a result of the scheduled repayments of the term loan started from September 2013 and repayment of the drawn revolving credit facility, both under 2011 Credit Facilities; and (v) higher interest capitalization of US$20.6 million, primarily associated with Studio City construction and development projects.

Other finance costs for the year ended December 31, 2013 of US$43.8 million, included US$18.2 million of amortization of deferred financing costs and loan commitment fees of US$25.6 million. Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. The

Melco Crown Entertainment Limited Annual Report 2014 31

Management Discussion and Analysis

increase in amortization of deferred financing costs compared to the year ended December 31, 2012 was primarily due to the recognition of amortized deferred financing costs incurred for the Studio City Notes issued in November 2012 and the 2013 Senior Notes issued in February 2013, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The increase in loan commitment fees compared to the year ended December 31, 2012 was primarily associated with the Studio City Project Facility, which became effective from January 28, 2013.

Loss on extinguishment of debt for the year ended December 31, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization. There was no loss on extinguishment of debt for the year ended December 31, 2012.

Costs associated with debt modification for the year ended December 31, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization. Cost associated with debt modification for the year ended December 31, 2012 were US$3.3 million, which were primarily attributable to a consent solicitation fee in relation to the 2010 Senior Notes in October 2012.

Income tax (expense) credit

Income tax expense for the year ended December 31, 2013 was primarily attributable to a lump sum tax payable in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau. The effective tax rate for the year ended December 31, 2013 was 0.4%, as compared to a negative rate of 0.7% for the year ended December 31, 2012. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of a tax exemption on profits generated by Macau gaming operations of US$125.7 million and US$88.5 million during the years ended December 31, 2013 and 2012, respectively, which is set to expire in 2016, the effect of change in valuation allowance, and the effect of expenses for which no income tax benefit is receivable. Our management does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations; however, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$59.5 million for the year ended December 31, 2013, which compared to that of US$18.5 million for the year ended December 31, 2012, was primarily due to the share of Studio City expenses of US$48.0 million and MCP expenses of US$11.5 million, respectively, by the respective minority shareholders for the year ended December 31, 2013. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of Studio City’s financing costs and City of Dreams Manila’s pre-operating expenses during the year ended December 31, 2013.

32 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$637.5 million for the year ended December 31, 2013, compared to US$417.2 million for the year ended December 31, 2012.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale, Corporate and Others expenses and other non-operating income and expenses, or Adjusted property EBITDA were US$1,285.5 million, US$1,379.1 million and US$995.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$84.8 million, US$1,165.6 million and US$36.3 million, respectively, for the year ended December 31, 2014, US$147.3 million, US$1,193.2 million and US$40.2 million, respectively, for the year ended December 31, 2013 and US$154.7 million, US$805.7 million and US$36.1 million, respectively, for the year ended December 31, 2012.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses, or Adjusted EBITDA, were US$1,166.5 million, US$1,287.8 million and US$920.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams, City of Dreams Manila and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this annual report may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this annual report, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

Melco Crown Entertainment Limited Annual Report 2014 33

Management Discussion and Analysis

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income Attributable to Melco Crown Entertainment

	Year Ended December 31, 2014	2013	2012
	(in thousands of US$)		
Adjusted property EBITDA	$ 1,285,474	$ 1,379,111	$ 995,335
Corporate and Others expenses	(118,971)	(91,299)	(75,135)
Adjusted EBITDA	1,166,503	1,287,812	920,200
Payments to the Philippine Parties	(870)	—	—
Land rent to Belle Corporation	(3,562)	(3,045)	—
Pre-opening costs	(90,556)	(13,969)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Depreciation and amortization	(368,394)	(382,806)	(378,597)
Share-based compensation	(20,401)	(14,987)	(8,973)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—
Interest and other non-operating expenses, net	(154,938)	(259,370)	(111,363)
Income tax (expense) credit	(3,036)	(2,441)	2,943
Net income	527,386	578,013	398,672
Net loss attributable to noncontrolling interests	80,894	59,450	18,531
Net income attributable to Melco Crown Entertainment	$ 608,280	$ 637,463	$ 417,203

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2014, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,597.7 million, US$110.6 million and US$1,816.6 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remains available for future drawdown.

In addition, under the Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. On July 28, 2014, we drew down the term loan under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On January 24, 2014, MCE Leisure Philippines issued its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. The net proceeds from the issuance of Philippine Notes were used for the development of City of Dreams Manila.

On June 24, 2014, MCP completed the 2014 Top-up Placement on the Philippine Stock Exchange raising net proceeds of approximately US$122.2 million.

34 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

An indictment from the Taipei District Prosecutors Office against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws was received in August 2014. In January 2013, the same Prosecutors Office froze one of our Taiwan branch office's deposit accounts in connection with the investigation related to this indictment. Therefore, we have presented the balance of such deposit account as restricted cash in our financial statements. Please refer to"— Other Financing and Liquidity Matters" below for more details.

MCP's restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of City of Dreams Manila. Under the Provisional License granted by PAGCOR, the Licensees are required to set-up an escrow account with an amount of US$100.0 million with a universal bank mutually agreed by PAGCOR and the Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the escrow account must be applied to City of Dreams Manila. The escrow account should have a maintaining balance of US$50.0 million equivalent until City of Dreams Manila's completion. On March 21, 2013, MCE Leisure Philippines, as one of the Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account funds are expected to be released in the coming twelve months from December 31, 2014.

The Studio City cash and cash equivalents is mainly comprised of unspent proceeds from offering of the Studio City Notes, and drawdown of the term loan under the Studio City Project Facility, all of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and Studio City Project Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in "— Other Financing and Liquidity Matters" below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31, 2014	2013	2012
	(in thousands of US$)		
Net cash provided by operating activities	$ 894,614	$ 1,151,934	$ 950,233
Net cash used in investing activities	(1,605,269)	(1,209,270)	(1,335,718)
Net cash provided by (used in) financing activities	926,950	(264,967)	934,735
Effect of foreign exchange on cash and cash equivalents	(397)	(5,149)	1,935
Net increase (decrease) in cash and cash equivalents	215,898	(327,452)	551,185
Cash and cash equivalents at beginning of year	1,381,757	1,709,209	1,158,024
Cash and cash equivalents at end of year	$ 1,597,655	$ 1,381,757	$ 1,709,209

Melco Crown Entertainment Limited Annual Report 2014 35

Management Discussion and Analysis

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$894.6 million for the year ended December 31, 2014, compared to US$1,151.9 million for the year ended December 31, 2013. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance as described in the foregoing section and increased working capital for the operations. Net cash provided by operating activities was US$1,151.9 million for the year ended December 31, 2013, compared to US$950.2 million for the year ended December 31, 2012. The increase in net cash provided in operating activities was mainly attributable to strong growth in underlying operating performance.

Investing Activities

Net cash used in investing activities was US$1,605.3 million for the year ended December 31, 2014, compared to net cash used in investing activities of US$1,209.3 million for the year ended December 31, 2013. The increase was primarily due to increased capital expenditures payments in 2014 related to Studio City and City of Dreams Manila. Net cash used in investing activities for the year ended December 31, 2014 included capital expenditure payment of US$1,214.9 million, an increase in restricted cash of US$678.2 million, advance payments for construction costs of US$107.6 million, deposits for acquisition of property and equipment of US$99.4 million and the land use rights payment of

US$50.5 million, which were offset in part by a net decrease in bank deposits with original maturity over three months of US$516.3 million and net proceeds from sale of assets held for sale of US$29.3 million.

The net increase of US$678.2 million in the amount of restricted cash for the year ended December 31, 2014 was primarily due to the drawdown of the term loan under the Studio City Project Facility of US$1,295.7 million and capital injection for the Studio City project from our Company and our SCI minority shareholder of US$230.0 million, partially offset the withdrawal and payment of Studio City project costs and interest of US$847.5 million.

The decrease of US$516.3 million in the amount of bank deposits with original maturity over three months was due to maturity of deposits partially offset by new deposits placed during the year. As of December 31, 2014, we have placed bank deposits of US$110.6 million with their original maturity over three months for a better yield (December 31, 2013: US$626.9 million).

Net proceeds of US$29.3 million was received from the sale of assets held for sale, which completed during the year ended December 31, 2014 with a gain of US$22.1 million being recognized.

Our total capital expenditure payments for the year ended December 31, 2014 were US$1,214.9 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. Deposits for acquisition of property and equipment were US$99.4 million for the year ended December 31, 2014 mainly associated with Studio City and City of Dreams Manila. We also paid US$47.0 million and US$3.5 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payments during the year ended December 31, 2014.

36 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

Net cash used in investing activities was US$1,209.3 million for the year ended December 31, 2013, compared to net cash used in investing activities of US$1,335.7 million for the year ended December 31, 2012. Net cash used in investing activities for the year ended December 31, 2013 included bank deposits with original maturity over three months of US$626.9 million, capital expenditure payment of US$575.2 million, advance payments for construction costs of US$161.6 million, the land use rights payment of US$64.3 million, payment for contract acquisition costs and security deposit of US$32.0 million and deposits for acquisition of property and equipment of US$17.2 million, which were offset in part by the decrease in restricted cash of US$268.4 million.

The net decrease of US$268.4 million in the amount of restricted cash for the year ended December 31, 2013 was primarily due to (i) the release of deposit of proceeds from the issuance of the RMB Bonds of US$368.2 million pledged for the Deposit-Linked Loan upon our early redemption in March 2013; (ii) a decrease in Studio City restricted cash of US$53.1 million primarily due to withdrawal and payment of Studio City project costs of US$682.0 million and payment of Studio City Notes interest of US$71.1 million, partially offset by the capital injection for the Studio City project from our Company and our SCI minority shareholder of US$700.0 million; (iii) the US$50.0 million deposited to an escrow account as required by PAGCOR in March 2013; and (iv) the restricted Taiwan branch office's deposit account of US$102.9 million.

Our total capital expenditure payments for the year ended December 31, 2013 were US$575.2 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. We also paid US$44.7 million and US$17.1 million for the scheduled installment of Studio City's and City of Dreams' land premium payments, respectively, and US$2.5 million for the land use right payment for Altira Macau, during the year ended December 31, 2013.

As of December 31, 2013, we have placed bank deposits of US$626.9 million with their original maturity over three months for a better yield.

We expect to incur significant capital expenditures for Studio City, City of Dreams Manila, the retail precinct and the fifth hotel tower at City of Dreams in the future. See "— Other Financing and Liquidity Matters" below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,		
	2014	2013	2012
	(in thousands of US$)		
Macau:			
Mocha Clubs	$ 13,116	$ 6,515	$ 5,951
Altira Macau	21,984	5,464	7,105
City of Dreams	264,922	97,654	99,416
Studio City	907,455	440,826	115,385
Sub-total	1,207,477	550,459	227,857
The Philippines:			
City of Dreams Manila	405,196	359,854	817
Corporate and Others	24,632	2,042	55,324
Total capital expenditures	$ 1,637,305	$ 912,355	$ 283,998

Melco Crown Entertainment Limited Annual Report 2014 37

Management Discussion and Analysis

Our capital expenditures for the year ended December 31, 2014 increased significantly from that of the year ended December 31, 2013 primarily due to the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower. Our capital expenditures for the year ended December 31, 2013 increased significantly from that of the year ended December 31, 2012 primarily due to the development of Studio City and City of Dreams Manila.

Advance payments for construction costs for the year ended December 31, 2014 were US$107.6 million, compared to US$161.6 million for the year ended December 31, 2013, which were incurred primarily for the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower. There was no such payment made for the year ended December 31, 2012.

Our payment for contract acquisition costs and security deposit for the year ended December 31, 2013 were US$27.7 million and US$4.3 million, respectively, both of which were paid to Belle Corporation, one of the Philippine Parties, in relation to the closing arrangement agreement as well as the lease agreement of City of Dreams Manila. There was no such payment made for the years ended December 31, 2014 and 2012.

Financing Activities

Net cash provided by financing activities amounted to US$927.0 million for the year ended December 31, 2014, primarily due to (i) the proceeds of the drawdown of the term loan under the Studio City Project Facility of US$1,295.7 million; (ii) the proceeds of the issuance of the Philippine Notes of US$336.8 million; (iii) net proceeds from the issuance of shares of MCP of US$122.2 million; and (iv) the capital injection of US$92.0 million from the SCI minority shareholder, in accordance with our shareholder agreement, which were offset in part by (v) dividend payments of US$342.7 million; (vi) repurchase of Shares of US$300.5 million (including commission costs); (vii) the scheduled repayments of the term loan under 2011 Credit Facilities of US$256.7 million; and (viii) the payment of debt issuance cost primarily associated with the Philippine Notes and Studio City Project Facility of US$12.7 million.

Net cash used in financing activities amounted to US$265.0 million for the year ended December 31, 2013, primarily due to (i) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million; (ii) the early redemption of the RMB Bonds and Deposit-Linked Loan of US$721.5 million; (iii) the repayment of the revolving credit facility under the 2011 Credit Facilities of US$212.5 million; (iv) the scheduled repayments of the term loan under the 2011 Credit Facilities of US$128.4 million; (v) prepaid debt issuance costs of US$56.5 million associated with the Studio City Project Facility; (vi) the payment of debt issuance costs associated with the 2013 Senior Notes and Studio City Notes of US$19.6 million and US$7.0 million, respectively; (vii) the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million; and (viii) the purchase of MCE Shares of US$8.8 million under trust arrangement for further vesting of restricted shares. These were offset in part by (i) the proceeds of the issuance of the 2013 Senior Notes of US$1.0 billion; (ii) net proceeds from the issuance of shares of MCP of US$338.5 million; and (iii) capital injection of US$280.0 million from the SCI minority shareholder, in accordance with our shareholder agreement.

38 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

Net cash provided by financing activities amounted to US$934.7 million for the year ended December 31, 2012, primarily from the proceeds of the issuance of the Studio City Notes totaling US$825.0 million in November 2012, the proceeds from the drawdown of the Aircraft Term Loan totaling US$43.0 million in June 2012, capital injection of US$140.0 million from the SCI minority shareholder in accordance with our shareholder agreement and proceeds from the exercise of share options totaling US$3.6 million. These were offset in part by the payment of debt issuance costs of US$30.3 million, primarily associated with the Studio City Notes and consent solicitation fee for the 2010 Senior Notes, the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million and prepaid debt issuance costs of US$18.8 million associated with the Studio City Project Facility, as well as repayment of the Aircraft Term Loan of US$2.8 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2014:

As of December 31, 2014

(in thousands of US$)

Studio City Project Facility $1,295,689

2013 Senior Notes 1,000,000

Studio City Notes 825,000

2011 Credit Facilities 417,166

Philippine Notes 336,195

Aircraft Term Loan 28,731

$3,902,781

Major changes in our indebtedness during the year ended and subsequent to December 31, 2014 are summarized below.

On January 24, 2014, MCE Leisure Philippines issued its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. The net proceeds from the issuance of Philippine Notes were used for the development of City of Dreams Manila.

On July 28, 2014, we drew down the term loan of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, with the revolving credit facility of HK$775,420,000 (equivalent to approximately US$100 million) under the Studio City Project Facility available for future drawdown, subject to satisfaction of certain conditions precedent.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a

Melco Crown Entertainment Limited Annual Report 2014 39

Management Discussion and Analysis

ratings decline) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

For further details of the above indebtedness, please refer to note 12 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, Studio City and the fifth hotel tower at City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

The construction budget for the first phase of Studio City is approximately US$2.3 billion. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, an prevailing market conditions. As of December 31, 2014, we had incurred expenditure for construction in progress of approximately US$1,450.5 million for the development of Studio City since our acquisition of a 60% equity interest in SCI.

For the purpose of financing the first phase of Studio City, we offered the US$825.0 million Studio City Notes and drew down the term loan of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this annual report, MCE and the SCI minority shareholder have contributed US$1,250.0 million to the first phase of Studio City in accordance with the shareholder agreement, including a completion guarantee support cash of US$225.0 million as required under the Studio City Project Facility.

40 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

In 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option on the Philippine Stock Exchange raising approximately US$338.5 million in net proceeds. In 2014, MCP completed the issuance of the Philippine Notes in January 2014 and the 2014 Top-up Placement on the Philippine Stock Exchange raising approximately US$122.2 million net proceeds in June 2014.

As of December 31, 2014, MCP has incurred construction and fixed asset costs of US$765.9 million, including recognition of assets under the capital lease obligations. City of Dreams Manila’s grand opening occurred on February 2, 2015.

In August 2014, our Board approved the implementation of a US$500 million stock repurchase program which, together with the Company’s dividend policy, provides us with an another mechanism to return surplus capital efficiently while retaining flexibility to fund our current operations and future development pipeline. During the year ended December 31, 2014, we repurchased 36,649,344 ordinary shares for US$300.5 million (including commission costs) under this program of which 32,931,528 ordinary shares had been cancelled. Subsequent to December 31, 2014, we cancelled 3,717,816 ordinary shares.

The Company commenced expansion of its retail precinct at City of Dreams, which is expected to open in the first half of 2016. The Company has also commenced the development of the fifth hotel tower at City of Dreams, although its development plan and schedule is currently under review and may be subject to change after taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2014, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling US$1,065.8 million including advance payments for construction costs of US$107.6 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 23 to the consolidated financial statements included elsewhere in this annual report.

As of December 31, 2014 and December 31, 2013, our gearing ratios (total indebtedness divided by total assets) were 37.4% and 28.7%, respectively. Our gearing ratio increased as of December 31, 2014, primarily as a result of increased indebtedness from the drawdown of the term loan under the Studio City Project Facility and the issuance of Philippine Notes, offset by the scheduled repayments of the term loan under the 2011 Credit Facilities.

An indictment from the Taipei District Prosecutors Office against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws was received in August 2014. In January 2013, the same Prosecutors Office froze one of our Taiwan branch office’s deposit accounts in connection with the investigation related to this indictment. The frozen deposit account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen. We have presented the balance of such deposit account as non-current restricted cash in our financial statements. We will vigorously defend

Melco Crown Entertainment Limited Annual Report 2014 41

Management Discussion and Analysis

any allegations against us, as based on Taiwan legal advice received, we believe our operations in Taiwan are in compliance with Taiwan laws. As at the date of this annual report, the indictment and the legal proceedings would have no immediate material impact on our business operations or financial position. We are monitoring this case closely and will re-assess the right and accessibility to the funds if there is any development in the case. We will account for the funds and provide relevant disclosure as and when appropriate as this case develops.

Each of Melco Crown Macau and Studio City Company Limited has a corporate rating of "BB" and "BB-" by Standard & Poor's, respectively, and each of MCE Finance and Studio City Finance has a corporate rating of "Ba3" and "B2" by Moody's Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

The Gaming Subconcession

Our subsidiary Melco Crown Macau is one of the six companies licensed, through concessions or subconcessions, to operate casinos in Macau. Melco Crown Macau executed the subconcession contract with Wynn Macau on September 8, 2006. Wynn Macau will continue to develop and run hotel operations and casino projects independent of ours. Melco Crown Macau paid a consideration of US$900 million to Wynn Macau. On September 8, 2006, Melco Crown Macau was granted the right to operate games of fortune and chance or other games in casinos in Macau, for a period of 16 years until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Macau in future operations. The operation of gaming-related activities is also permitted, subject to the prior approval from the Macau government. Details of the deemed cost and amortization of the gaming subconcession are set out in note 6 to the consolidated financial statements included in this annual report.

Human Resources

We had 18,367 and 11,958 employees as of December 31, 2014 and 2013, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2014 and 2013. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31			
	2014		2013	
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	750	4.1%	618	5.2%
Altira Macau	2,428	13.2%	2,264	18.9%
City of Dreams	9,244	50.3%	8,292	69.3%
Corporate and centralized services[1]	932	5.1%	648	5.5%
City of Dreams Manila	5,013	27.3%	136	1.1%
Total	18,367	100.0%	11,958	100.0%

Note: (1) Includes staff for Studio City.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program,

42 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

scholarship awards, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

We provide defined contribution plans for our employees and executive officers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

MACAU

Our Macau employees participate in government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau government. We are required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. Our obligation with respect to the SSF Scheme operated by the Macau government is only to make the required contributions under the scheme.

We provided option for our qualifying employees in Macau to enroll in voluntary defined contribution schemes (the “Macau Schemes”) operated by us. We contribute a fixed percentage of the eligible employees’ base salaries or fixed amount to the Macau Schemes. Our contributions to the Macau Schemes are vested to employees in accordance with a vesting schedule with full vesting in 10 years from date of employment. The Macau Schemes were established under trust with the assets of the funds held separately from those of the Group by independent trustees in Macau.

HONG KONG

Our executive officers, Hong Kong employees and certain employees in other jurisdictions participate in Mandatory Provident Fund Schemes (the “MPF Schemes”) operated by us in Hong Kong. We are required to contribute a selected fixed percentage of the executive officers’ and employee’s base salaries to the MPF Scheme, which included our mandatory contribution portion. The excess of contributions over our mandatory portion are treated as our voluntary contribution and are vested to the executive officers and employee in accordance with a vesting schedule with full vesting in 10 years from date of employment. Our mandatory contributions to the MPF Schemes are fully and immediately vested to the employee once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from those of us by an independent trustee in Hong Kong.

THE PHILIPPINES

Our Philippines employees participate in government-managed Social Security System Scheme (the “SSS Scheme”) operated by the Philippines government. We are required to pay at a certain percentage of the employees’ relevant income and met the minimum mandatory requirements to fund the benefits. Our obligation with respect to the SSS Scheme operated by the Philippines government is only to make the required contributions under the scheme.

OTHER JURISDICTIONS

Our subsidiaries in certain other jurisdiction operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

Total contributions made into the defined contribution plans for the years ended December 31, 2014, 2013 and 2012 were US$14.8 million, US$8.5 million and US$5.3 million, respectively.

Melco Crown Entertainment Limited Annual Report 2014 43

Management Discussion and Analysis

Properties and Development Projects

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts. Through MCP, we also operate our gaming business in the Philippines through the Provisional License issued by PAGCOR on a property which MCE Leisure Philippines leases from Belle Corporation under a lease agreement dated October 25, 2012, which became effective on March 13, 2013 (the “Lease Agreement”).

CITY OF DREAMS

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of up to ten years each. A guarantee deposit of approximately MOP3.4 million (equivalent to approximately US$424,000) was paid upon acceptance of the land lease terms in 2008. The initial land premium of approximately MOP842.1 million (equivalent to approximately US$105.1 million) was paid up in full in February 2013. The land grant was amended on September 15, 2010 to increase the total developable gross floor area at the site to 668,574 square meters (equivalent to approximately 7.2 million square feet) and amend the purpose of such area, which required an additional premium in the amount of MOP257.4 million (equivalent to approximately US$32.1 million), which was fully paid in March 2010.

Pursuant to an amendment effective January 2014, the development period under the land concession contract was extended to the date falling 4 years after January 29, 2014 (being the publication date of the amendment in the Macau official gazette) and the hotel to be developed is changed to a five-star hotel areas from a four-star apartment hotel. Such amendment required an additional land premium of approximately MOP187.1 million (equivalent to approximately US$23.3 million) of which MOP70.0 million (equivalent to approximately US$8.7 million) were paid to the Macau government, and the remaining amount of approximately MOP117.1 million (equivalent to approximately US$14.6 million) were to be paid in four bi-annual installment, with interest accruing at the annual rate of 5%, the first of which was due and paid in 2014. The government land use fees were revised to approximately MOP9.9 million (equivalent to approximately US$1.2 million) per annum.

During the construction period, we paid the Macau government land use fees at an annual rate of MOP30.0 (equivalent to approximately US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (equivalent to approximately US$424,000). According to the terms of the revised land concession, the annual government land use fees payable after completion of development will be approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years.

See note 23 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the City of Dreams site.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use on the City of Dreams site, and includes the main gaming

44 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

ALTIRA MACAU

The Altira Macau site is located on a plot of land in Taipa, Macau of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government which is renewable for successive periods of up to ten years each. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments. The land premium of approximately MOP149.7 million (equivalent to approximately US$18.7 million) was fully paid in July 2006, a guarantee deposit of approximately MOP157,000 (equivalent to approximately US$20,000) was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately MOP1.4 million (equivalent to approximately US$171,000) per annum are payable. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment.

Pursuant to an amendment to the land concession effective December 2013, the total gross floor area of Altira Macau was increased from approximately 95,000 square meters (equivalent to approximately 1,022,600 square feet) to approximately 103,000 square meters (equivalent to approximately 1,108,700 square feet), to reflect the construction plans approved by the Macau government and to enable final registration of the land concession. Such amendment required an additional land premium of approximately MOP19.6 million (equivalent to approximately US$2.4 million) which was paid to the Macau government in 2013. The amendment also resulted in a revised government land use fees of approximately MOP1.5 million (equivalent to approximately US$186,000) per annum.

See note 23 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Altira Macau site.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings, and equipment.

MOCHA CLUBS

Mocha Clubs operate at premises with a total floor area of approximately 89,400 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Gaming Area (In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174, Centro Comercial Kuong Fat Cave A	9,000
Total			89,400

Melco Crown Entertainment Limited Annual Report 2014 45

Management Discussion and Analysis

Premises are being operated under lease, sublease or rights to use agreements that expire at various dates through June 2022, which are renewable upon reaching an agreement with the owners.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

STUDIO CITY

Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and has a gross construction area of approximately 7.6 million square feet (equivalent to approximately 707,078 square meters). The gross construction area for the first phase is approximately 5.2 million square feet (equivalent to approximately 477,336 square meters). Under the Studio City land concession contract, the land premium is approximately MOP1,425.3 million (equivalent to approximately US$177.9 million), of which approximately MOP1,230.0 million (equivalent to approximately US$153.5 million) was paid as of December 31, 2014, and the remaining MOP195.3 million (equivalent to approximately US$24.4 million), bearing interest at 5% per annum has been paid in January 2015. Under the Studio City land concession contract, Studio City Developments has also paid a guarantees deposit in the total amount of MOP7.4 million (equivalent to approximately US$0.9 million). Currently, the development period under the land concession contract is for 72 months from July 25, 2012.

The Studio City land concession contract, as amended by Dispatch of the Secretary for Transportation and Public works no. 31/2012, of July 19, 2012,

permits Studio City Developments to build a complex comprising a five-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

See note 23 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Studio City site.

CITY OF DREAMS MANILA

City of Dreams Manila site is located on a reclaimed land (“Project Reclaimed Land”). The Project Reclaimed Land was originally acquired by an entity known as R 1 Consortium from the Philippine Public Estates Authority (“PEA”). This acquisition occurred in 1995 as part of the R 1 Consortium’s compensation for the construction of PEA’s Manila-Cavite Coastal Road project. R 1 Consortium conveyed all its interest to the Project Reclaimed Land in favor of two entities in 1995. These two entities later merged with Belle Bay City Corporation (“Belle Bay”), which is 34.9% owned by Belle Corporation, being one of the Philippine Parties, with Belle Bay becoming the surviving entity and owner of the Project Reclaimed Land. Belle Bay was dissolved in 2005 and is still undergoing liquidation. The Project Reclaimed Land was allocated to Belle Corporation as part of Belle Bay’s plan of dissolution. Belle Corporation has exercised possession and other rights over the Project Reclaimed Land since this allocation. In 2005, Belle Corporation transferred a portion of the Project Reclaimed Land to the Philippine Social Security System. Then in 2010, Belle Corporation and the Social Security System entered into a lease agreement for that portion.

46 Annual Report 2014 Melco Crown Entertainment Limited

Management Discussion and Analysis

MCE Leisure Philippines does not own the land or the buildings comprising the site for City of Dreams Manila. Rather, MCE Leisure Philippines leases the Project Reclaimed Land and buildings from Belle Corporation under the Lease Agreement. Part of the land covered under the Lease Agreement is leased by Belle Corporation from the Social Security System under the lease agreement between Belle Corporation and the Social Security System in 2010.

OTHER PREMISES

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one within Hotel Taipa Square in Macau and having a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macao) Company Limited. The term of the agreement is one year from the date of execution and is automatically renewable, subject to certain contractual provisions, for successive periods of one year under the same terms and conditions, until June 26, 2022.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong and the Philippines. We lease all of our office and storage premises. We used to own five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) in Macau. These five units have a total area of 839 square meters (equivalent to approximately 9,029 square feet). The five units were purchased by MPEL Properties (Macau) Limited, our subsidiary, for approximately HK$79.7 million (equivalent to approximately US$10.2 million) in August 2008. On February 18, 2014, we sold these five units for HK$240.0 million (equivalent to approximately US$30.8 million). After the sale, we continue to occupy and use the relevant units as our recruitment center under a short-term tenancy agreement with the new owner for a term of two years.

Achievements and Awards

During the year ended December 31, 2014, Melco Crown Entertainment has not only focused on executing its business development strategy to strengthen its leading position within the industry, but also has continued its efforts in achieving the highest standards of corporate governance and good corporate citizenship to ensure sustainable growth and create a better environment for the community that it serves. As a result, the Company has garnered numerous prestigious awards for its considerable accomplishments.

Continuous Pursuit of Excellence

In 2014, Melco Crown Entertainment was included for the second consecutive year on the Forbes Asia’s “Fabulous 50” list, ranking the best big companies in the region. In recognition of its continuous operational excellence, the Company captured the “Outstanding Company Award” from Corporate Governance Asia magazine, and the “Best VIP Room of the Year” award from International Gaming Awards.

Mr. Lawrence Yau Lung Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, has once again been selected by Corporate Governance Asia magazine as the “Best CEO” and the “Asian Corporate Director of the Year”. He has also been selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in the past six years.

Melco Crown Entertainment Limited Annual Report 2014 47

Management Discussion and Analysis

Prestigious Honors for our World-Class Lodging and Entertainment Offerings

Reflecting the Company’s success in delivering a luxurious hospitality experience, for the fifth consecutive year, Altira Macau earned the “Forbes 5-Star Award for Lodging” as well as the “Forbes 5-Star Award for Spa” for Altira Spa from Forbes Travel Guide in 2014. Crown Towers at City of Dreams was the first hotel in Macau to be awarded the Forbes 5-Star Awards by Forbes Travel Guide for its hotel, spa and all of its restaurants, namely Jade Dragon and The Tasting Room, last year.

The Company prides itself in its supreme fine-dining experiences, and has received numerous medals in the FHA Culinary Challenge in 2014, which is the region’s most prestigious international culinary competition dedicated to the promotion of culinary excellence. With a dream team of outstanding chefs, both The Tasting Room and Jade Dragon at City of Dreams earned a Michelin

1-Star in Michelin Guide Hong Kong and Macau. Apart from Jade Dragon and The Tasting Room, Aurora at Altira Macau was also recognized as Forbes 5-Star restaurant in Forbes Travel Guide, while Tenmasa and Ying were certified as Forbes 4-Star restaurants. In addition, Tenmasa, Aurora and The Tasting Room all made it onto the “China’s Wine List of the Year” in 2014.

Corporate Social Responsibility to Create a Better Society

Melco Crown Entertainment’s commitment to the betterment of the society and a sustainable future for the next generation is seen in green initiatives and proactive community outreach to positively impact on important social issues and ultimately improve the lives of the community in which it operates.

For its high standards and dedicated efforts in promoting corporate social and environmental practices, the Company was honored with the “Best CSR Award” in Asiamoney magazine’s Corporate Governance Poll 2014, the “Caridade Social Award 2014” from the Macau Association of Chinese Young Entrepreneurs and the Youth Committee of the Macao Chamber of Commerce, and the “Outstanding Award — Environmental Performance” in the Macau Business Awards 2014. City of Dreams also attained “ISO 14064 Greenhouse Gas (GHG) Emissions Inventories and Verification” certification from SGS Hong Kong Limited. It has also garnered the“Best Environmental Responsibility” award from Corporate Governance Asia.

Melco Crown Entertainment has always strived to attain the highest quality of management leadership, operational excellence and corporate governance while conscientiously fulfilling its corporate social responsibilities. These awards are encouraging recognition from the industry and the public for the Company’s dedication and its relentless efforts in not only building its business, but also working for a better community and environment for the greater good of society and its stakeholders.

48 Annual Report 2014 Melco Crown Entertainment Limited

Directors and Senior Management

Directors

Mr. Lawrence Yau Lung Ho (aged 38)

Executive Director (Co-Chairman and Chief Executive Officer)

Mr. Lawrence Yau Lung Ho was appointed as our executive Director on December 20, 2004 and has served as our co-chairman and chief executive officer since December 2004. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho has also been appointed as the chairman and non-executive director of Summit Ascent Holdings Limited, a company listed on the Main Board of the Stock Exchange, since July 10, 2013.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a member of the Board of Directors, member of the Executive Committee, and a vice patron of The Community Chest of Hong Kong; member of Science and Technology Council of the Macau SAR Government; member of All China Youth Federation; member of Macau Basic Law Promotional Association; chairman of Macau International Volunteers Association; member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary Patron of The Canadian Chamber of Commerce in Macao; honorary president of Association of Property Agents and Real Estate Developers of Macau and director Executive of Macao Chamber of Commerce.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005.

As a socially-responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006”, organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. And in 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

In 2014, Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time. He was also awarded “Asia’s Best CEO” at the Asian Excellence Awards by Corporate Governance Asia magazine for the third time, and was honored as one of the recipients of the Asian Corporate Director Recognition Awards for three consecutive years in 2014.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Melco Crown Entertainment Limited Annual Report 2014 49

Directors and Senior Management

Mr. James Douglas Packer (aged 47)

Non-executive Director (Co-Chairman)

Mr. James Douglas Packer was appointed as our non-executive Director on March 8, 2005 and has served as our Co-Chairman since March 2005. Mr. Packer is the chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Pty Limited (the largest shareholder of Crown), having been appointed in January 2006. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited (formerly called Challenger Financial Services Group Limited) from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Sunland Group Limited from July 2006 to August 2009, Ten Network Holdings Limited from December 2010 to March 2011, Ellerston Capital Limited from August 2004 to August 2011 and Consolidated Media Holdings Limited from December 2007 to November 2012.

Mr. John Peter Ben Wang (aged 54)

Non-executive Director

Mr. John Peter Ben Wang was appointed as our non-executive Director on November 21, 2006. Mr. Wang is currently the deputy chairman and executive director of Summit Ascent Holdings Limited (“Summit Ascent”), a company listed on the Stock Exchange, and before that, he was the chairman of Summit Ascent from March 2011 to July 2013. He previously held non-executive directorships in MelcoLot Limited, Oriental Ginza Holdings Limited, China Precious Metal Resources Holdings Co., Ltd., and Anxin-China Holdings Limited, companies listed on the Stock Exchange. Mr. Wang was the chief financial officer of Melco from 2004 to September 2009. Prior to joining Melco in 2004, he had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

50 Annual Report 2014 Melco Crown Entertainment Limited

Directors and Senior Management

Mr. Clarence Yuk Man Chung (aged 52)

Non-executive Director

Mr. Clarence Yuk Man Chung was appointed as our non-executive Director on November 21, 2006. He has also been an executive director of Melco since May 2006. He joined Melco in December 2003. Mr. Chung has served as a director of Melco Leisure since 2008. Before joining Melco, he has more than 25 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including year 2013) by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc., a company listed on the NASDAQ Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and president of MCP, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. William Todd Nisbet (aged 47)

Non-executive Director

Mr. William Todd Nisbet was appointed as our non-executive Director on October 14, 2009. He is also a Director of Studio City International Holdings Limited and has been appointed as a director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. In addition, Mr. Nisbet has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as Executive Vice President — Strategy and Development at Crown, Mr. Nisbet is responsible for all development and new business opportunities for Crown. Prior to joining Crown, Mr. Nisbet was one of the original founding members of the Wynn Resorts management team holding the position of Executive Vice President — Project Director from August 2000 through July 2007 for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited (“Wynn”), an operator of casinos and integrated resorts. Serving this role with Wynn, Mr. Nisbet led the development efforts for Wynn Resorts in both Las Vegas and Macau. Prior to joining Wynn, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

Melco Crown Entertainment Limited Annual Report 2014 51

Directors and Senior Management

Mr. Rowen Bruce Craigie (aged 59)

Non-executive Director

Mr. Rowen Bruce Craigie was appointed as our non-executive Director on March 8, 2005. Mr. Craigie has also been appointed as a director of our subsidiaries in various different jurisdictions. Mr. Craigie is the Chief Executive Officer and Managing Director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2002, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the Chief Executive Officer of PBL Gaming from 2005 to 2007 and as the Chief Executive Officer of Crown Melbourne Limited from 2002 to 2007.

Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the Executive General Manager of its Gaming Machines department in 1996, and was promoted to Chief Operating Officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the Group General Manager for gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990.

Mr. Craigie is a member of the Australian Commonwealth Government’s Trade and Investment Policy Advisory Council (TIPAC) and is President of Casinos and Resorts Australasia. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

Mr. James Andrew Charles MacKenzie (aged 61)

Independent Non-executive Director

Mr. James Andrew Charles MacKenzie was appointed as an independent non-executive Director on April 24, 2008 and was appointed as an independent non-executive director of MCP, our subsidiary listed on the Philippine Stock Exchange on December 19, 2012. He is the chairman of our audit committee and also serves as the MCP audit committee chairman and as a member of MCP’s nominating and corporate governance committee and compensation committee. Mr. MacKenzie was appointed as the chairman of ShineWing Australia on February 1, 2015. He has extensive experience as a company director, having held a number of directorships including, director and co-vice chairman of Yancoal Australia Limited, from June 2012 to April 2014, non-executive director and chairman of Mirvac Group from November 2005 to January 2014 and November 2005 to November 2013 respectively, and non-executive director and chairman of Pacific Brands Limited from May 2008 to May 2013 and May 2008 to May 2012 respectively. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007. Prior to 2005, Mr. MacKenzie held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. and was a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively.

52 Annual Report 2014 Melco Crown Entertainment Limited

Directors and Senior Management

Mr. Thomas Jefferson Wu (aged 42)

Independent Non-executive Director

Mr. Thomas Jefferson Wu was appointed as an independent non-executive Director on December 18, 2006. He is also the chairman of our compensation committee, and a member of our audit committee and nominating and corporate governance committee. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the Stock Exchange, since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003.

Mr. Wu graduated with high honors from Princeton University in 1994 with a bachelor of science degree in Mechanical and Aerospace Engineering. He then worked in Japan as an engineer for Mitsubishi Electric Corporation for three years before returning to full-time studies at Stanford University, where he obtained a master of business administration degree in 1999.

Mr. Wu is active in public service in both Hong Kong and Mainland China. He serves in a number of advisory roles at different levels of government. In Mainland China, he is a member of the Heilongjiang Provincial Committee of the 11th Chinese People’s Political Consultative Conference, a Standing Committee member and a member of the Huadu District Committee of The Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Government’s Standing Committee on Disciplined Services Salaries and Conditions of Service and a member of its Steering Committee on the Promotion of Electric Vehicles, the Vice Patron of the Community Chest of Hong Kong, a member of Hong Kong Tourism Board, as well as a member of the Board of Directors of the Hong Kong Sports Institute Limited and the Asian Youth Orchestra Limited. He is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, he was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. He is the vice president (Asia/Oceania) of International Ice Hockey Federation, the co-founder and chairman of the Hong Kong Amateur Ice Hockey Club and the Hong Kong Academy of Ice Hockey, as well as the Chairman of Hong Kong Ice Hockey Officials Association. He is also the honorary president of the Hong Kong Ice Hockey Association — the national sports association of ice hockey in Hong Kong, the vice-president of the Chinese Ice Hockey Association, honorary president of the Macau Ice Sports Federation and honorary chairman of the Ice Hockey Association of Taipei Municipal Athletics Federation.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” He was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition

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Award” by Corporate Governance Asia magazine in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.

Mr. Alec Yiu Wa Tsui (aged 65)

Independent Non-executive Director

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive Director on December 18, 2006. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the Stock Exchange in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of each of China BlueChemical Limited from April 2006 to June 2012 and China Chengtong Development Group Limited from March 2003 to November 2013, all of which are companies listed on the Stock Exchange. Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2006 and a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. He is also an independent non-executive director of a number of companies listed on the Stock Exchange, NASDAQ, the Shanghai Stock Exchange and the

Philippine Stock Exchange, including COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, Pacific Online Limited since 2007, ATA Inc. since 2008, China Oilfield Services Limited since 2009, Summit Ascent Holdings Limited since March 2011 and MCP since December 2012 and Kangda International Environmental Company Limited since July 2014. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.

Mr. Robert Wason Mactier (aged 50)

Independent Non-executive Director

Mr. Robert Wason Mactier was appointed as an independent non-executive Director on December 18, 2006. He is a member of our compensation committee and nominating and corporate governance committee. Mr. Mactier joined the board of directors of STW Communications Group Limited, a publicly listed Australian communications and advertising company, in December 2006 and became its independent non-executive chairman in July 2008. He was a non-executive director of Aurora Community Television Limited from 2005 to 2012. Since 1990, Mr. Mactier has held a variety of executive roles across the Australian investment banking and securities markets. He has been a consultant to UBS AG in Australia since June 2007. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia, and prior to this he worked with E.L. & C. Baillieu Limited from November 1994 to February 1997 and Ord Minnett Securities Limited from May 1990 to October 1994. During this time, he has gained broad advisory and

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Directors and Senior Management

capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sectors and across the private equity sectors. Prior to joining the investment banking industry, Mr. Mactier qualified as a chartered accountant in 1987, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He obtained a bachelor’s degree in economics from the University of Sydney, Australia in 1986 and has been a Member of the Australian Institute of Company Directors since 2007.

Senior Management

Mr. Geoffrey Stuart Davis (aged 46)

Executive Vice President and Chief Financial Officer

Mr. Geoffrey Stuart Davis is our executive vice president and chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined our Company. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

Ms. Stephanie Cheung (aged 52)

Executive Vice President and Chief Legal Officer

Ms. Stephanie Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined our Company. She has acted as the secretary to our Board since she joined our Company. Prior to joining us, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong.

Ms. Akiko Takahashi (aged 61)

Executive Vice President and Chief Human Resources/Corporate Social Responsibility Officer

Ms. Akiko Takahashi is our executive vice president and chief human resources/ corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our Company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006, where she conducted “C-level” executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City, and where her last engagement prior to joining our Company was to lead the

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Directors and Senior Management

human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and service quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii/Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

Mr. Ying Tat Chan aka Ted Chan (aged 43)

Chief Operating Officer

Mr. Ying Tat Chan aka Ted Chan is our chief operating officer and he was appointed to his current role in February 2012. Mr. Chan oversees all business units of our Group. Previously, since September 2010, he was our co-chief operating officer, gaming and before that he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, between 1998 and 2008, Mr. Chan held senior executive roles with First Shanghai Financial Holding Limited, Melco, Mocha Clubs and Amax Entertainment Holdings Limited. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1995 and with a master’s degree in financial management under a long distance learning course from the University of London, the United Kingdom in 1998.

Ms. Constance Ching Hui Hsu (aged 41)

General Manager of Altira Macau

Ms. Constance Ching Hui Hsu is our general manager of Altira Macau, and she was appointed to her current role in December 2013. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha Club’s former financial controller from September 2003 to September 2006, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions, its chief operating officer from December 2006 to November 2008 and its president from December 2008 to December 2013, in-charge-of the overall business of Mocha Clubs. Ms. Hsu obtained her bachelor of arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002 and a doctorate degree in economics from Beijing Normal University in 2013. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998, a member of the American Institute of Certified Public Accountants in 1999, and an associate member of the Hong Kong Institute of Certified Public Accountants in 2001.

Mr. Jaya Jesudason (aged 73)

Executive Vice President, Construction and Design

Mr. Jaya Jesudason is our executive vice president, construction and design. He joined our Company in 2007 as Project Director for the completion of the City of Dreams Project. Prior to that, he worked at Kowloon-Canton Railway Corporation as a general manager of the west rail project and other rail projects. He was also a divisional manager for the Hong Kong airport project of the Hong Kong Airport Authority.

56 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

The Directors are pleased to present their report with the audited consolidated financial statements of our Company and our Group for the year ended December 31, 2014.

Principal Activities

Our Company and our Group are a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. Our Company is a holding company and through our principal subsidiaries owns and operates City of Dreams, Altira Macau and Mocha Clubs and is in the process of developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, our subsidiary, MCP has its common shares listed on the Philippine Stock Exchange under the stock code of “MCP”, through its subsidiaries, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort within the Entertainment City complex in Manila, which opened in December 2014.

The principal activities of our subsidiaries are set out in note 32 to the consolidated financial statements included in this annual report.

Financial Results

The results of our Group for the year ended December 31, 2014 are set out in the consolidated statements of operations on pages 109 and 110 of this annual report.

Dividends

On February 25, 2014, our Board adopted a new dividend policy, under which, subject to our capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, we intend to provide our Shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of our annual consolidated net income attributable to Melco Crown Entertainment.

On April 16, 2014, we paid a special dividend of US$0.1147 per Share to our Shareholders. On June 6, 2014, September 4, 2014 and December 4, 2014, we paid quarterly dividend of US$0.0431 per Share, US$0.0259 per Share and US$0.0239 per Share, respectively, to our Shareholders. On February 12, 2015, the Board declared a quarterly dividend of US$0.0171 per Share which was paid to our Shareholders on March 16, 2015.

The Board does not recommend the payment of a final dividend for the year ended December 31, 2014 (2013: Nil).

Properties and Development Projects

Details of our properties and development projects are set out in the “Management Discussion and Analysis — Properties and Development Projects” section and notes 5, 9 and 23 to the consolidated financial statements included in this annual report.

Melco Crown Entertainment Limited Annual Report 2014 57

Report of the Directors

Share Capital and Share Options

Details of movements in the share capital of our Company during the year are set out in the consolidated statements of shareholders’ equity on page 112 and 113 of this annual report. Details of movements in share options of our Company during the year are set out in note 18 to the consolidated financial statements included in this annual report.

Summary Financial Information

A summary of the published results and assets, liabilities and noncontrolling interests of our Group for the last five financial years, as extracted from the audited consolidated financial statements, is set out on page 224 and 225 of this annual report. This summary does not form part of the audited consolidated financial statements.

Reserves

Section 34(2) of the Companies Law (as amended) of the Cayman Islands provides that, subject to the provisions of our Articles, the share premium account of our Company may be applied to pay distributions or dividends to Shareholders provided that immediately following the date the distribution or dividend is proposed to be paid, our Company is able to pay our debts as they fall due in the ordinary course of business. The share premium included in the additional paid-in capital of our Company as of December 31, 2014 and 2013 amounted to approximately US$2.3 billion and US$2.6 billion respectively. Our Company recorded retained earnings as of December 31, 2014 and accumulated losses as of December 31, 2013.

For the discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact of such restrictions on our ability to meet our cash obligations, see note 20 to the consolidated financial statements included in this annual report.

Donations

The donation made by our Group during the year amounted to US$0.4 million (2013: US$0.5 million).

Indebtedness

Particulars of bank loans and other borrowings of our Group as at December 31, 2014 are set out in note 12 to the consolidated financial statements included in this annual report.

Major Customers and Suppliers

Gaming promoters are responsible for a substantial portion of our casino revenues. For the year ended December 31, 2014, our top five customers and the largest customer were gaming promoters and accounted for approximately

20.4% and 7.0% of our casino revenues, respectively. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. Our gaming promoters are compensated through commission arrangements

58 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

which are either calculated with reference to revenue share or monthly rolling chip volume. We also extend interest-free credit to a significant portion of our gaming promoters which are subject to monthly review and various settlement procedures.

We depend on our suppliers to provide us with products and services such as retail goods, gaming equipment and accessories, transportations, food and beverage products, construction and other administrative services. During the year ended December 31, 2014, our five largest suppliers accounted for approximately 43.2% of our total products and services purchases; while our single largest supplier, a construction contractor, accounted for approximately 33.3% of our total products and services purchases.

None of our Directors, their associates or the Shareholders (which to the knowledge of the Directors own more than 5% of the issued share capital of our Company) had any interest in any of our top five suppliers or customers.

Directors

The Directors during the year and up to the date of this report were:

CO-CHAIRMAN, CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTOR

Mr. Lawrence Yau Lung Ho

CO-CHAIRMAN AND NON-EXECUTIVE DIRECTOR

Mr. James Douglas Packer

NON-EXECUTIVE DIRECTORS

Mr. John Peter Ben Wang

Mr. Clarence Yuk Man Chung

Mr. William Todd Nisbet

Mr. Rowen Bruce Craigie

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. James Andrew Charles MacKenzie

Mr. Thomas Jefferson Wu

Mr. Alec Yiu Wa Tsui

Mr. Robert Wason Mactier

Pursuant to Article 104 of our Company’s Articles, any Director appointed during the year shall hold office only until the next following annual general meeting of our Company and shall then be eligible for re-election at that meeting. In addition, pursuant to code provision A.4.2 of the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 to the Listing Rules, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation provided that every Director shall be subject

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Report of the Directors

to retirement at least once every three years. Save for Mr. Rowen Bruce Craigie, each of Mr. Lawrence Yau Lung Ho, Mr. James Douglas Packer and Mr. John Peter Ben Wang shall retire from office by rotation, and being eligible, would offer himself for re-election at the forthcoming annual general meeting (the “AGM”). Mr. Rowen Bruce Craigie, who shall also retire from office by rotation, indicated to the Board that he would not offer himself for re-election at the AGM because Crown intends to nominate Crown’s new director. Mr. Robert Rankin, in place of himself as a Director of the Company and thus he would retire from office immediately after the close of the AGM.

To fill the casual vacancy arising due to Mr. Rowen Bruce Craigie’s retirement, with the recommendation of our nominating and corporate governance committee, the Board proposes, subject to the approval by the Shareholders at the AGM, to appoint Mr. Robert Rankin as non-executive Director with effect after close of the AGM.

Biographical Details of Directors and Senior Management

Biographical details of Directors and senior management are set out on pages 49 to 56 of this annual report.

Directors’ Service Contracts

Each of the independent non-executive Directors has entered into a director service contract with our Company on December 18, 2006, except for Mr. James Andrew Charles MacKenzie, who has entered into a director service contract with our Company on April 24, 2008. These director service contracts will continue from the date of the contracts until the date on which the relevant independent non-executive Director ceases to be a member of the Board for any reason. Under the director service contracts, each independent non-executive Director will receive a fixed quarterly income.

Save as disclosed above, none of the Directors has entered into a director service contract with our Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation). Mr. Lawrence Yau Lung Ho entered into an employment contract with the Company for his role as our Chief Executive Officer.

Directors’ Interests in Shares, Underlying Shares and Debentures

As at December 31, 2014, the interests and short positions of each Director and chief executive of our Company in the Shares, underlying Shares, debentures and convertible loan notes of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Director is taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by our Company referred to therein; or (c) were required, pursuant to the Model Code to be notified to our Company and the Stock Exchange were as follows:

60 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

1. DIRECTORS' LONG POSITION IN THE SHARES OF OUR COMPANY

(a) Directors' long position in the Shares of our Company

Name of Director	Name of corporation	Nature of interest	Total number of Shares as at December 31, 2014	Approximate percentage of shareholding as at December 31, 2014[7]
Lawrence Yau Lung Ho[1]	Melco	Interest of controlled corporation	1,118,458,086	68.462%
	Melco Leisure[2]			
	—	Personal interest	3,923,006	0.240%
James Douglas Packer[3]	Crown	Interest of controlled corporation	1,118,458,086	68.462%
	Crown Entertainment Group Holdings[4]			
	Crown Asia Investments[5]			
John Peter Ben Wang	—	Personal interest	131,299	0.008%
Clarence Yuk Man Chung	—	Personal interest	2,407	0.0001%
William Todd Nisbet[6]	—	Founder of a discretionary trust	45,000	0.003%
	—	Personal interest	4,836	0.0003%
Rowen Bruce Craigie	—	Personal interest	20,636	0.001%
James Andrew Charles MacKenzie	—	Personal interest	29,732	0.002%
Thomas Jefferson Wu	—	Personal interest	370,010	0.023%
Alec Yiu Wa Tsui	—	Personal interest	115,499	0.007%
Robert Wason Mactier	—	Personal interest	66,122	0.004%

Notes:

(1) As at December 31, 2014, Mr. Lawrence Yau Lung Ho personally held 25,299,132 shares of Melco, representing approximately 1.64% of Melco's shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 291,868,606 shares of Melco are held by Better Joy Overseas Ltd., 25,724,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 7.47%, 18.87%, 1.66% and 0.47% of Melco's shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 303,982,187 shares of Melco, representing approximately 19.66% of Melco's shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. Mr. Lawrence Yau Lung Ho is also interested in 10,540,797 Shares, of which 6,617,791 Shares are in the form of unvested or unexercised share options and unvested restricted Shares awards granted as at December 31, 2014.

(2) Melco Leisure is a direct wholly-owned subsidiary of Melco and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(3) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested or is deemed or taken to be interested. Mr. James Douglas Packer is also interested in 9,609 Shares in the form of unvested restricted Shares award granted as at December 31, 2014.

(4) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,118,458,086 Shares.

(5) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(6) Founder of a discretionary trust and is deemed or taken to be interested in 15,000 ADSs, representing 45,000 Shares.

(7) The percentages are calculated on the basis of 1,633,701,920 Shares in issue as at December 31, 2014.

Melco Crown Entertainment Limited Annual Report 2014 61

Report of the Directors

(b) Directors' long position in the underlying Shares of our Company

Name of Director	Name of corporation	Total number of Shares subject to the share options granted and restricted Shares granted as at December 31, 2014[1]	Approximate percentage of shareholding as at December 31, 2014[2]
Lawrence Yau Lung Ho	Company	6,617,791	0.405%
James Douglas Packer	Company	9,609	0.001%
John Peter Ben Wang	Company	222,978	0.014%
Clarence Yuk Man Chung	Company	236,532	0.015%
William Todd Nisbet	Company	19,278	0.001%
Rowen Bruce Craigie	Company	19,278	0.001%
James Andrew Charles MacKenzie	Company	28,314	0.002%
Thomas Jefferson Wu	Company	28,314	0.002%
Alec Yiu Wa Tsui	Company	28,314	0.002%
Robert Wason Mactier	Company	282,825	0.017%

Notes:

(1) These are restricted Shares and share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

(2) The percentages are calculated on the basis of 1,633,701,920 Shares in issue as at December 31, 2014.

2. INTERESTS IN OTHER MEMBERS OF OUR GROUP

(a) Directors' long position in the shares of associated corporation of our Company

Name of Director	Name of corporation	Number of shares as at December 31, 2014	Percentage of interest as at December 31, 2014
Lawrence Yau Lung Ho	Melco Crown Macau	1,000,000	10%[1]
Alec Yiu Wa Tsui	MCP	100	0.000002%[2]
James Andrew Charles MacKenzie	MCP	100	0.000002%[2]

Notes:

(1) The 1,000,000 class A shares carry 10% of the total voting rights in Melco Crown Macau.

(2) The percentage is calculated on the basis of 4,911,480,300 shares of MCP in issue as at December 31, 2014.

62 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

(b) Directors' long position in the underlying shares of associated corporation of our Company

Name of Director	Name of corporation	Total number of MCP Shares subject to the MCP share options granted and restricted MCP Shares granted by MCP as at December 31, 2014[1]	Approximate percentage of shareholding of MCP as at December 31, 2014[2]
Lawrence Yau Lung Ho	MCP	23,410,914	0.477%
James Douglas Packer	MCP	23,410,914	0.477%
Clarence Yuk Man Chung	MCP	16,281,198	0.331%
William Todd Nisbet	MCP	12,109,810	0.247%
Alec Yiu Wa Tsui	MCP	3,330,717	0.068%
James Andrew Charles MacKenzie	MCP	3,330,717	0.068%

Notes:

(1) These are restricted MCP Shares and MCP share options granted under the MCP Share Incentive Plan.

(2) The percentages are calculated on the basis of 4,911,480,300 shares of MCP in issue as at December 31, 2014.

2006 Share Incentive Plan and 2011 Share Incentive Plan

Please refer to Appendix I and note 18 to the consolidated financial statements included in this annual report for details of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

As of December 31, 2014, there was no unvested share options and restricted Shares under 2016 Share Incentive Plan. A summary of the unvested awards granted under the 2011 Share Incentive Plan as of December 31, 2014 is presented below:

Share Options	Exercise price/ grant date fair value per Share (US$)	Number of unvested share options/restricted Shares	Vesting period
2012 Long Term Incentive Plan	4.70	579,852	3 years
2013 Long Term Incentive Plan	8.42	855,630	3–4 years
2014 Long Term Incentive Plan	12.98	1,230,354	3 years
		2,665,836	
Restricted Shares			
2012 Long Term Incentive Plan	4.43	357,732	3 years
2013 Long Term Incentive Plan	8.27	508,479	3–4 years
2014 Long Term Incentive Plan	12.49	701,681	3 years
		1,567,892	

Melco Crown Entertainment Limited Annual Report 2014 63

Report of the Directors

Details of the movement in share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2014 are as follows:

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Directors:										
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	724,692	—	—	—	—	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	724,692	—	—	—	—	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	724,692	—	—	—	—	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	724,698	—	—	—	—	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	188,763	—	—	—	—	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	188,763	—	—	—	—	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	188,763	—	—	—	—	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	188,769	—	—	—	—	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	482,115	—	—	—	—	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	482,115	—	—	—	—	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	482,268	—	—	—	—	482,268
	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	158,133	—	—	—	—	158,133
	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43	158,133	—	—	—	—	158,133
	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43	158,133	—	—	—	—	158,133
	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27	120,870	—	—	—	—	120,870
	May 10, 2013	May 10, 2015 to May 9, 2023	8.42	8.27	120,870	—	—	—	—	120,870

64 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
	May 10, 2013	May 10, 2016 to May 9, 2023	8.42	8.27	120,870	—	—	—	—	120,870
	March 28, 2014	March 28, 2017 to March 27, 2024	12.98	12.49[4]	—	320,343	—	—	—	320,343
Sub-total:					5,937,339	320,343	—	—	—	6,257,682
Clarence Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
Sub-total:					194,664	—	—	—	—	194,664
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
Sub-total:					194,664	—	—	—	—	194,664
Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	17,952

Melco Crown Entertainment Limited Annual Report 2014 65

Report of the Directors

Number of share options

Name or category of participants

Date of grant of share options(1)

Exercisable period(2)

Exercise price of share options (per Share) US$

Share price at date of grant of share options US$

Outstanding as at January 1, 2014

Granted during the period

Exercised during the period(3)

Cancelled during the period

Lapsed during the period

Outstanding as at December 31, 2014

September 10, 2007 September 10, 2011 to September 9, 2017 5.06 4.42 23,946 — — — — 23,946

March 18, 2008 March 18, 2009 to March 17, 2018 4.01 4.01 14,157 — — — — 14,157

March 18, 2008 March 18, 2010 to March 17, 2018 4.01 4.01 14,157 — — — — 14,157

March 18, 2008 March 18, 2011 to March 17, 2018 4.01 4.01 14,157 — — — — 14,157

March 18, 2008 March 18, 2012 to March 17, 2018 4.01 4.01 14,157 — — — — 14,157

March 17, 2009 March 17, 2010 to March 16, 2019 1.09 1.09 34,509 — — — — 34,509

March 17, 2009 March 17, 2011 to March 16, 2019 1.09 1.09 34,509 — — — — 34,509

March 17, 2009 March 17, 2012 to March 16, 2019 1.09 1.09 34,509 — — — — 34,509

March 17, 2009 March 17, 2013 to March 16, 2019 1.09 1.09 34,509 — — — — 34,509

Sub-total: 254,511 — — — — 254,511

66 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	(5,982)	—	—	—
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	(11,967)	—	—	—
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	(17,952)	—	—	—
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	(23,946)	—	—	—
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
Sub-total:					254,511	—	(254,511)	—	—	—
All Directors' Sub-total:					6,835,689	320,343	(254,511)	—	—	6,901,521

Melco Crown Entertainment Limited Annual Report 2014 67

Report of the Directors

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Employees	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,391	—	—	—	—	5,391
Employees	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,970	—	—	—	—	11,970
Employees	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,955	—	—	—	—	17,955
Employees	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,940	—	—	—	—	23,940
Employees	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	4,662	—	—	—	—	4,662
Employees	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	4,662	—	—	—	—	4,662
Employees	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	4,662	—	—	—	—	4,662
Employees	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	4,671	—	—	—	—	4,671
Employees	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	1,386,570	—	(41,526)	—	—	1,345,044
Employees	November 25, 2008	November 25, 2011 to November 24, 2018	1.01	1.01	1,736,727	—	(88,665)	—	(6,087)	1,641,975
Employees	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01	197,367	—	—	—	—	197,367
Employees	January 20, 2009	January 20, 2011 to January 19, 2019	1.01	1.01	197,367	—	—	—	—	197,367
Employees	January 20, 2009	January 20, 2012 to January 19, 2019	1.01	1.01	197,367	—	—	—	—	197,367
Employees	January 20, 2009	January 20, 2013 to January 19, 2019	1.01	1.01	197,373	—	—	—	—	197,373
Employees	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	58,347	—	(2,991)	—	—	55,356
Employees	November 25, 2009	November 25, 2011 to September 9, 2017	1.43	1.43	62,337	—	(6,981)	—	—	55,356
Employees	November 25, 2009	November 25, 2012 to September 9, 2017	1.43	1.43	72,309	—	(16,953)	—	—	55,356
Employees	November 25, 2009	November 25, 2013 to September 9, 2017	1.43	1.43	139,737	—	(37,920)	—	—	101,817
Employees	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	55,080	—	—	—	—	55,080
Employees	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	56,328	—	(1,248)	—	—	55,080

68 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Employees	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	71,400	—	(16,320)	—	—	55,080
Employees	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	120,270	—	(22,482)	—	—	97,788
Employees	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43	35,100	—	—	—	—	35,100
Employees	November 25, 2009	November 25, 2011 to April 10, 2018	1.43	1.43	35,100	—	—	—	—	35,100
Employees	November 25, 2009	November 25, 2012 to April 10, 2018	1.43	1.43	35,100	—	—	—	—	35,100
Employees	November 25, 2009	November 25, 2013 to April 10, 2018	1.43	1.43	35,100	—	—	—	—	35,100
Employees	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25	44,331	—	(25,461)	—	—	18,870
Employees	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	90,498	—	(22,464)	—	—	68,034
Employees	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	86,511	—	(49,128)	—	—	37,383
Employees	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25	150,000	—	—	—	—	150,000
Employees	August 16, 2010	August 16, 2014 to August 15, 2020	1.33	1.25	150,000	—	—	—	—	150,000
Employees	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	699,573	—	(24,795)	—	—	674,778
Employees	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	808,095	—	(87,618)	—	—	720,477
Employees	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	982,833	—	(154,842)	—	—	827,991
Employees	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	364,776	—	(20,553)	—	—	344,223
Employees	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43	442,335	—	(40,944)	—	—	401,391
Employees	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43	442,380	—	—	(20,661)	—	421,719
Employees	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27	315,531	—	(12,897)	(9,054)	—	293,580
Employees	May 10, 2013	May 10, 2015 to May 9, 2023	8.42	8.27	315,531	—	—	(17,907)	—	297,624
Employees	May 10, 2013	May 10, 2016 to May 9, 2023	8.42	8.27	315,567	—	—	(17,904)	—	297,663

Melco Crown Entertainment Limited Annual Report 2014 69

Report of the Directors

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Employees	May 10, 2013	Nov 12, 2014 to May 9, 2023	8.42	8.27	18,603	—	—	—	—	18,603
Employees	May 10, 2013	Nov 12, 2016 to May 9, 2023	8.42	8.27	18,603	—	—	—	—	18,603
Employees	March 28, 2014	March 28, 2016 to March 27, 2024	12.98	12.49[4]	—	14,415	—	—	—	14,415
Employees	March 28, 2014	March 28, 2017 to March 27, 2024	12.98	12.49[4]	—	7,209	—	—	—	7,209
Employees	March 28, 2014	March 28, 2017 to March 27, 2024	12.98	12.49[4]	—	944,733	—	(56,346)	—	888,387
Employees	August 28, 2014	August 28, 2015 to August 27, 2024	9.66	9.56	—	11,331	—	(11,331)	—	—
Employees	August 28, 2014	August 28, 2016 to August 27, 2024	9.66	9.56	—	11,331	—	(11,331)	—	—
Employees	August 28, 2014	August 28, 2017 to August 27, 2024	9.66	9.56	—	11,331	—	(11,331)	—	—
Sub-total:					10,012,059	1,000,350	(673,788)	(155,865)	(6,087)	10,176,669
Total					**16,847,748**	**1,320,693**	**(928,299)**	**(155,865)**	**(6,087)**	**17,078,190**

Notes:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2) The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(3) In respect of the share options exercised during the period, the weighted average closing price of the Shares immediately before the dates on which the options were exercised was US$11.13.

(4) Share price on the day before of the grant of share option is US$12.04.

70 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Details of the movement in restricted Shares granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2014 are as follows:

				Number of restricted Shares					
Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as at January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
Directors:									
Lawrence Yau Lung Ho	March 23, 2011	March 23, 2014	2.52	241,137	—	—	(241,137)	—	—
	March 29, 2012	March 29, 2014	4.43	79,065	—	—	(79,065)	—	—
	March 29, 2012	March 29, 2015	4.43	79,068	—	—	—	—	79,068
	May 10, 2013	May 10, 2014	8.27	60,435	—	—	(60,435)	—	—
	May 10, 2013	May 10, 2015	8.27	60,435	—	—	—	—	60,435
	May 10, 2013	May 10, 2016	8.27	60,435	—	—	—	—	60,435
	March 28, 2014	March 28, 2017	12.49	—	160,171	—	—	—	160,171
Sub-total:				580,575	160,171	—	(380,637)	—	360,109
James Douglas Packer	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204
Sub-total:				—	9,609	—	—	—	9,609

Melco Crown Entertainment Limited Annual Report 2014 71

Report of the Directors

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
Clarence Yuk Man Chung	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	22,590	—	—	(22,590)	—	—
	March 29, 2012	March 29, 2015	4.43	22,590	—	—	—	—	22,590
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204
Sub-total:				75,543	9,609	—	(43,284)	—	41,868
John Peter Ben Wang	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204
Sub-total:				48,435	9,609	—	(29,730)	—	28,314

72 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
William Todd Nisbet	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204
Sub-total:				14,505	9,609	—	(4,836)	—	19,278
Rowen Bruce Craigie	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204
Sub-total:				14,505	9,609	—	(4,836)	—	19,278
Robert Wason Mactier	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204
Sub-total:				48,435	9,609	—	(29,730)	—	28,314

Melco Crown Entertainment Limited Annual Report 2014 73

Report of the Directors

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
Alec Yiu Wa Tsui	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204
Sub-total:				48,435	9,609	—	(29,730)	—	28,314
Thomas Jefferson Wu	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204
Sub-total:				48,435	9,609	—	(29,730)	—	28,314

74 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
James Andrew Charles MacKenzie	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204
Sub-total:				48,435	9,609	—	(29,730)	—	28,314
All Directors' Sub-total:				927,303	246,652	—	(582,243)	—	591,712
Employees	August 16, 2010	August 16, 2014	1.25	75,000	—	—	(75,000)	—	—
Employees	March 23, 2011	March 23, 2014	2.52	491,385	—	—	(491,385)	—	—
Employees	March 29, 2012	March 29, 2014	4.43	218,436	—	2,727	(221,163)	—	—
Employees	March 29, 2012	March 29, 2015	4.43	223,956	—	(2,727)	—	(10,335)	210,894
Employees	May 10, 2013	May 10, 2014	8.27	157,761	—	—	(153,237)	(4,524)	—
Employees	May 10, 2013	May 10, 2015	8.27	157,761	—	—	—	(8,949)	148,812
Employees	May 10, 2013	May 10, 2016	8.27	157,773	—	—	—	(8,955)	148,818
Employees	May 10, 2013	November 12, 2014	8.27	12,627	—	—	(12,627)	—	—
Employees	May 10, 2013	November 12, 2016	8.27	12,627	—	—	—	—	12,627
Employees	March 28, 2014	March 28, 2016	12.49	—	7,206	—	—	—	7,206
Employees	March 28, 2014	March 28, 2017	12.49	—	475,997	—	—	(28,174)	447,823
Employees	August 28, 2014	March 28, 2015	9.56	—	5,667	—	—	(5,667)	—
Employees	August 28, 2014	March 28, 2016	9.56	—	5,667	—	—	(5,667)	—
Employees	August 28, 2014	March 28, 2017	9.56	—	5,667	—	—	(5,667)	—
Sub-total:				1,507,326	500,204	—	(953,412)	(77,938)	976,180
Total				**2,434,629**	**746,856**	**—**	**(1,535,655)**	**(77,938)**	**1,567,892**

Melco Crown Entertainment Limited Annual Report 2014 75

Report of the Directors

Note:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

MCP Share Incentive Plan

Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MCP, also operates the MCP Share Incentive Plan to promote the success and enhance the value of MCP.

Please refer to Appendix II of this annual report for details of the MCP Share Incentive Plan.

A summary of the unvested awards granted under the MCP Share Incentive Plan as of December 31, 2014 is presented below:

Exercise price/grant date fair value per MCP Share (PHP) Number of unvested MCP share options/restricted MCP Shares Vesting period

MCP Share Options

2013 Long Term Incentive Plan 8.30 114,583,426 Within 3 years

2014 Long Term Incentive Plan 8.30 1,560,728 Within 4 years

2014 Long Term Incentive Plan 8.30 1,040,485 Within 4 years

2014 Long Term Incentive Plan 8.30 1,040,485 Within 4 years

2014 Long Term Incentive Plan 8.30 1,040,485 Within 4 years

2014 Long Term Incentive Plan 13.26 4,861,003 3 years

124,126,612

Restricted MCP Shares

2013 Long Term Incentive Plan 8.30 57,291,711 Within 3 years

2014 Long Term Incentive Plan 13.48 780,362 Within 4 years

2014 Long Term Incentive Plan 13.00 520,243 Within 4 years

2014 Long Term Incentive Plan 12.76 520,243 Within 4 years

2014 Long Term Incentive Plan 12.96 520,243 Within 4 years

2014 Long Term Incentive Plan 13.00 4,738,684 3 years

64,371,486

76 Annual Report 2014

Melco Crown Entertainment Limited

Report of the Directors

Details of the movement in MCP share options granted under the MCP Share Incentive Plan during the year ended December 31, 2014 are as follows:

					Number of MCP share options					
Name or category of participants	Date of grant of MCP share options	Exercisable period[1]	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP	Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
MCE Directors:										
Lawrence Yau Lung Ho	June 28, 2013	March 4, 2015[2] to June 27, 2023	8.30	8.30	5,202,425	—	—	—	—	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	5,202,425	—	—	—	—	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	5,202,426	—	—	—	—	5,202,426
Sub-total:					15,607,276	—	—	—	—	15,607,276
James Douglas Packer	June 28, 2013	March 4, 2015[2] to June 27, 2023	8.30	8.30	5,202,425	—	—	—	—	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	5,202,425	—	—	—	—	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	5,202,426	—	—	—	—	5,202,426
Sub-total:					15,607,276	—	—	—	—	15,607,276
MCE Directors' Sub-total:					31,214,552	—	—	—	—	31,214,552
MCE and MCP Directors:										
Clarence Yuk Man Chung	June 28, 2013	March 4, 2015[2] to June 27, 2023	8.30	8.30	3,468,284	—	—	—	—	3,468,284
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	3,468,284	—	—	—	—	3,468,284
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	3,468,283	—	—	—	—	3,468,283
Sub-total:					10,404,851	—	—	—	—	10,404,851
William Todd Nisbet	June 28, 2013	March 4, 2015[2] to June 27, 2023	8.30	8.30	2,601,213	—	—	—	—	2,601,213
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	2,601,213	—	—	—	—	2,601,213
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	2,601,212	—	—	—	—	2,601,212
Sub-total:					7,803,638	—	—	—	—	7,803,638
Alec Yiu Wa Tsui	June 28, 2013	March 4, 2015[2] to June 27, 2023	8.30	8.30	650,303	—	—	—	—	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	650,303	—	—	—	—	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	650,303	—	—	—	—	650,303
Sub-total:					1,950,909	—	—	—	—	1,950,909

Melco Crown Entertainment Limited Annual Report 2014 77

Report of the Directors

Name or category of participants	Date of grant of MCP share options	Exercisable period[1]	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP	Number of MCP share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
James Andrew Charles MacKenzie	June 28, 2013	March 4, 2015[2] to June 27, 2023	8.30	8.30	650,303	—	—	—	—	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	650,303	—	—	—	—	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	650,303	—	—	—	—	650,303
Sub-total:					1,950,909	—	—	—	—	1,950,909
MCE and MCP Directors' Sub-total:					22,110,307	—	—	—	—	22,110,307
All Directors' Sub-total:					53,324,859	—	—	—	—	53,324,859
Employees	June 28, 2013	March 4, 2015[2] to June 27, 2023	8.30	8.30	19,379,030	—	—	(520,242)	—	18,858,788
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	19,379,030	—	—	(520,242)	—	18,858,788
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	19,379,049	—	—	(520,243)	—	18,858,806
	February 17, 2014	April 29, 2015 to February 16, 2024	8.30	13.48[4]	—	520,242	—	—	—	520,242
	February 17, 2014	April 29, 2016 to February 16, 2024	8.30	13.48[4]	—	520,243	—	—	—	520,243
	February 17, 2014	April 29, 2017 to February 16, 2024	8.30	13.48[4]	—	520,243	—	—	—	520,243
	February 28, 2014	April 29, 2015 to February 27, 2024	8.30	13.00[5]	—	346,828	—	—	—	346,828
	February 28, 2014	April 29, 2016 to February 27, 2024	8.30	13.00[5]	—	346,828	—	—	—	346,828
	February 28, 2014	April 29, 2017 to February 27, 2024	8.30	13.00[5]	—	346,829	—	—	—	346,829
	March 27, 2014	April 29, 2015 to March 26, 2024	8.30	12.76[6]	—	346,828	—	—	—	346,828
	March 27, 2014	April 29, 2016 to March 26, 2024	8.30	12.76[6]	—	346,828	—	—	—	346,828
	March 27, 2014	April 29, 2017 to March 26, 2024	8.30	12.76[6]	—	346,829	—	—	—	346,829
	March 28, 2014	April 29, 2015 to March 27, 2024	8.30	12.96[7]	—	346,828	—	—	—	346,828
	March 28, 2014	April 29, 2016 to March 27, 2024	8.30	12.96[7]	—	346,828	—	—	—	346,828
	March 28, 2014	April 29, 2017 to March 27, 2024	8.30	12.96[7]	—	346,829	—	—	—	346,829
	May 30, 2014	May 30, 2015 to May 29, 2024	13.26	13.00[8]	—	1,620,326	—	—	—	1,620,326
	May 30, 2014	May 30, 2016 to May 29, 2024	13.26	13.00[8]	—	1,620,326	—	—	—	1,620,326
	May 30, 2014	May 30, 2017 to May 29, 2024	13.26	13.00[8]	—	1,620,351	—	—	—	1,620,351
Sub-total:					58,137,109	9,543,186	—	(1,560,727)	—	66,119,568

78 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Name or category of participants	Date of grant of MCP share options	Exercisable period[1]	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP	Number of MCP share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Others[3]	June 28, 2013	March 4, 2015[2] to June 27, 2023	8.30	8.30	1,560,728	—	—	—	—	1,560,728
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	1,560,728	—	—	—	—	1,560,728
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	1,560,729	—	—	—	—	1,560,729
Sub-total:					4,682,185	—	—	—	—	4,682,185
Total					**116,144,153**	**9,543,186**	**—**	**(1,560,727)**	**—**	**124,126,612**

Notes:

(1) The vesting period of the MCP share options is from the date of grant until the commencement of exercisable period.

(2) March 4, 2015 is the 30 days after the opening of City of Dreams Manila on February 2, 2015.

(3) The category "Others" represents non-employees of our Group.

(4) Share price on the day before of the grant of share option on February 14, 2014 is PHP13.60.

(5) Share price on the day before of the grant of share option on February 27, 2014 is PHP12.70.

(6) Share price on the day before of the grant of share option on March 26, 2014 is PHP12.74.

(7) Share price on the day before of the grant of share option on March 27, 2014 is PHP12.76.

(8) Share price on the day before of the grant of share option on May 29, 2014 is PHP12.98.

Melco Crown Entertainment Limited Annual Report 2014 79

Report of the Directors

Details of the movement in restricted MCP Shares granted under the MCP Share Incentive Plan during the year ended December 31, 2014 are as follows:

Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Number of restricted MCP Shares: Outstanding as at January 1, 2014	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
MCE Directors:								
Lawrence Yau Lung Ho	June 28, 2013	March 4, 2015[1]	8.30	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2015	8.30	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2016	8.30	2,601,212	—	—	—	2,601,212
Sub-total:				7,803,638	—	—	—	7,803,638
James Douglas Packer	June 28, 2013	March 4, 2015[1]	8.30	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2015	8.30	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2016	8.30	2,601,212	—	—	—	2,601,212
Sub-total:				7,803,638	—	—	—	7,803,638
MCE Directors' Sub-total:				15,607,276	—	—	—	15,607,276
MCE and MCP Directors:								
Clarence Yuk Man Chung	June 28, 2013	March 4, 2015[1]	8.30	1,734,142	—	—	—	1,734,142
	June 28, 2013	April 29, 2015	8.30	1,734,142	—	—	—	1,734,142
	June 28, 2013	April 29, 2016	8.30	1,734,141	—	—	—	1,734,141
	May 30, 2014	May 30, 2015	13.00	—	224,640	—	—	224,640
	May 30, 2014	May 30, 2016	13.00	—	224,640	—	—	224,640
	May 30, 2014	May 30, 2017	13.00	—	224,642	—	—	224,642
Sub-total:				5,202,425	673,922	—	—	5,876,347

80 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Number of restricted MCP Shares: Outstanding as at January 1, 2014	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
William Todd Nisbet	June 28, 2013	March 4, 2015[1]	8.30	1,300,606	—	—	—	1,300,606
	June 28, 2013	April 29, 2015	8.30	1,300,606	—	—	—	1,300,606
	June 28, 2013	April 29, 2016	8.30	1,300,607	—	—	—	1,300,607
	May 30, 2014	May 30, 2015	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2016	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2017	13.00	—	134,785	—	—	134,785
Sub-total:				3,901,819	404,353	—	—	4,306,172
Alec Yiu Wa Tsui	June 28, 2013	March 4, 2015[1]	8.30	325,152	—	—	—	325,152
	June 28, 2013	April 29, 2015	8.30	325,152	—	—	—	325,152
	June 28, 2013	April 29, 2016	8.30	325,151	—	—	—	325,151
	May 30, 2014	May 30, 2015	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2016	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2017	13.00	—	134,785	—	—	134,785
Sub-total:				975,455	404,353	—	—	1,379,808
James Andrew Charles MacKenzie	June 28, 2013	March 4, 2015[1]	8.30	325,152	—	—	—	325,152
	June 28, 2013	April 29, 2015	8.30	325,152	—	—	—	325,152
	June 28, 2013	April 29, 2016	8.30	325,151	—	—	—	325,151
	May 30, 2014	May 30, 2015	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2016	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2017	13.00	—	134,785	—	—	134,785
Sub-total:				975,455	404,353	—	—	1,379,808
MCE and MCP Directors' Sub-total:				11,055,154	1,886,981	—	—	12,942,135
All Directors' Sub-total:				26,662,430	1,886,981	—	—	28,549,411

Melco Crown Entertainment Limited Annual Report 2014 81

Report of the Directors

Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Number of restricted MCP Shares: Outstanding as at January 1, 2014	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
MCP Directors:								
MCP Directors	May 30, 2014	May 30, 2015	13.00	—	140,400	—	—	140,400
	May 30, 2014	May 30, 2016	13.00	—	140,400	—	—	140,400
	May 30, 2014	May 30, 2017	13.00	—	140,400	—	—	140,400
Sub-total:				—	421,200	—	—	421,200
Employees	June 28, 2013	March 4, 2015[1]	8.30	9,689,521	—	—	(260,122)	9,429,399
	June 28, 2013	April 29, 2015	8.30	9,689,521	—	—	(260,122)	9,429,399
	June 28, 2013	April 29, 2016	8.30	9,689,513	—	—	(260,121)	9,429,392
	February 17, 2014	April 29, 2015	13.48	—	260,120	—	—	260,120
	February 17, 2014	April 29, 2016	13.48	—	260,121	—	—	260,121
	February 17, 2014	April 29, 2017	13.48	—	260,121	—	—	260,121
	February 28, 2014	April 29, 2015	13.00	—	173,414	—	—	173,414
	February 28, 2014	April 29, 2016	13.00	—	173,414	—	—	173,414
	February 28, 2014	April 29, 2017	13.00	—	173,415	—	—	173,415
	March 27, 2014	April 29, 2015	12.76	—	173,414	—	—	173,414
	March 27, 2014	April 29, 2016	12.76	—	173,414	—	—	173,414
	March 27, 2014	April 29, 2017	12.76	—	173,415	—	—	173,415
	March 28, 2014	April 29, 2015	12.96	—	173,414	—	—	173,414
	March 28, 2014	April 29, 2016	12.96	—	173,414	—	—	173,414
	March 28, 2014	April 29, 2017	12.96	—	173,415	—	—	173,415
	May 30, 2014	May 30, 2015	13.00	—	810,158	—	—	810,158
	May 30, 2014	May 30, 2016	13.00	—	810,158	—	—	810,158
	May 30, 2014	May 30, 2017	13.00	—	810,187	—	—	810,187
Sub-total:				29,068,555	4,771,594	—	(780,365)	33,059,784

82 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Number of restricted MCP Shares

Name or category of participants Date of grant of restricted MCP Shares Vesting date Share price at date of grant of restricted MCP Shares PHP Outstanding as at January 1, 2014 Granted during the period Vested during the period Cancelled during the period Outstanding as at December 31, 2014

Others(2) June 28, 2013 March 4, 2015(1) 8.30 780,363 — — — 780,363

June 28, 2013 April 29, 2015 8.30 780,363 — — — 780,363

June 28, 2013 April 29, 2016 8.30 780,365 — — — 780,365

Sub-total: 2,341,091 — — — 2,341,091

Total 58,072,076 7,079,775 — (780,365) 64,371,486

Note:

(1) March 4, 2015 is the 30 days after the opening of City of Dreams Manila on February 2, 2015.

(2) The category “Others” represents non-employees of our Group.

Melco Crown Entertainment Limited Annual Report 2014 83

Report of the Directors

Directors' Interests in Competing Business

Mr. Lawrence Yau Lung Ho has effective beneficial interests in Shun Tak Holdings Limited ("STHL"), Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") and SJM Holdings Limited ("SJM") of not more than 2%. These effective beneficial interests are held through a number of intermediary companies in which Mr. Ho has interest. STHL, STDM and SJM are involved in hotel and casino business, which competes with the business of our Company. Mr. Ho is not a director of STHL, STDM and SJM and has no involvement with, and does not exercise any control or influence on, management and operation of STHL, STDM and SJM.

Each of Mr. James Douglas Packer, Mr. William Todd Nisbet and Mr. Rowen Bruce Craigie is a director or a senior executive of Crown which operates casinos in Australia and the United Kingdom, which could indirectly compete with the business of our Company.

Save as disclosed above, as at December 31, 2014, no Directors had been interested in any business, which competes or may compete, either directly or indirectly with the businesses of our Company which is required to be disclosed pursuant to the Listing Rules.

Substantial Interests in the Share Capital of our Company

As at December 31, 2014, the following persons/corporations had interests in five per cent or more of the issued share capital of our Company as recorded in the register required to be kept under Section 336 of the SFO. Details of the interests in the Shares or underlying Shares of our Company as notified to our Company are set out below:

Name	Capacity/ nature of interest	Number of Shares as at December 31, 2014	Approximate percentage of shareholding as at December 31, 2014 [10]
Lawrence Yau Lung Ho[1]	Beneficial owner and interest of controlled corporation	1,128,998,883	69.107%
Sharen Sau Yan Lo[2]	Interest of spouse	1,128,998,883	69.107%
Melco Leisure[3]	Beneficial owner and deemed interest	1,118,458,086	68.462%
Melco[4]	Interest of controlled corporation	1,118,458,086	68.462%
James Douglas Packer[5]	Beneficial owner and interest of controlled corporation	1,118,467,695	68.462%
Erica Louise Packer[6]	Interest of spouse	1,118,467,695	68.462%
Crown Asia Investments[7]	Beneficial owner and deemed interest	1,118,458,086	68.462%
Crown Entertainment Group Holdings[8]	Interest of controlled corporation	1,118,458,086	68.462%
Crown[9]	Interest of controlled corporation	1,118,458,086	68.462%

84 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Notes:

(1) As at December 31, 2014, Mr. Lawrence Yau Lung Ho personally held 25,299,132 shares of Melco, representing approximately 1.64% of Melco’s shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 291,868,606 shares of Melco are held by Better Joy Overseas Ltd., 25,724,447 shares of Melco were held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately

7.47%, 18.87%, 1.66% and 0.47% of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 303,982,187 shares of Melco, representing approximately 19.66% of Melco’s shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. Mr. Lawrence Yau Lung Ho is also interested in 10,540,797 Shares, of which 6,617,791 Shares are in the form of unvested or unexercised share options and unvested restricted Shares awards granted as at December 31, 2014.

(2) Ms. Sharen Sau Yan Lo is the spouse of Mr. Lawrence Yau Lung Ho and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. Lawrence Yau Lung Ho, under the SFO.

(3) Melco Leisure is the beneficial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Crown Asia Investments pursuant to rights of first refusal over such Shares granted by Crown Asia Investments in favor of Melco Leisure under the new shareholders’ deed, which became effective in December 2007 (“New Shareholders’ Deed”), entered into between Melco and Crown.

(4) Melco Leisure is a direct wholly-owned subsidiary of Melco and Melco is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested as referred to in note (3) above.

(5) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested or is deemed or taken to be interested. Mr. James Douglas Packer is also interested in 9,609 shares in the form of unvested restricted Shares award granted as at December 31, 2014.

(6) Ms. Erica Louise Packer is the spouse of Mr. James Douglas Packer and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. James Douglas Packer, under the SFO.

(7) Crown Asia Investments is the beneficial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Melco Leisure pursuant to rights of first refusal over such Shares granted by Melco Leisure in favor of Crown Asia Investments under the New Shareholders’ Deed.

(8) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and Crown Entertainment Group Holdings is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested as referred to in note (7) above.

(9) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and Crown is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested as referred to in note (7) above.

(10) The percentages are calculated on the basis of 1,633,701,920 Shares in issue as at December

31, 2014.

Directors’ Rights to Acquire Shares or Debentures

Save as disclosed in note 18 to the consolidated financial statements included in this annual report, at no time during the year was our Company, or any of its holding companies, subsidiaries or fellow subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of Shares in, or debentures of, our Company or any other body corporate.

Melco Crown Entertainment Limited Annual Report 2014 85

Report of the Directors

Directors’ Interests in Contracts of Significance

Save as disclosed in note 24 to the consolidated financial statements included in this annual report, no contract of significance in relation to our Group’s business to which our Company, or any of its holding companies, subsidiaries, or fellow subsidiaries, was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected Transactions

Save as disclosed herein, there were no related party transactions of the Group under Chapter 14A of the Listing Rules which are required to comply with any of the disclosure and independent shareholders’ approval requirement in accordance with Chapter 14A of the Listing Rules.

One-off Connected Transaction

During the year, our Group had the following one-off connected transaction which is required to be disclosed in the annual report of our Company under Chapter 14A of the Listing Rules:

Short Film Project with Crown Film LLC

On December 18, 2014, our subsidiary, MCE (IP) Holdings Limited (“MCE IP”), and a Crown subsidiary, Crown Films LLC (“CFL”), entered into a co-financing, co-ownership and assignment (the “Assignment Agreement”), under which (a)

CFL agreed to assign exclusively to MCE IP a 50% undivided share of the short film produced for the purpose of promoting our Company’s properties in Asia and Crown’s properties in Australia and all related elements, and all the rights in them (collectively “Property and Rights”), at a consideration of US$15,619,261; and (b) MCE IP and CFL agreed to share equally in all present and future financial obligations relating to the Property and Rights, subject to the terms of the Assignment Agreement.

Crown is a controlling shareholder of our Company. CFL, being a subsidiary of Crown, is a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Assignment Agreement constitutes a connected transaction of our Company under the Listing Rules.

Continuing Connected Transactions

During the year, our Group had the following continuing connected transactions which are required to be disclosed in the annual report of our Company under Chapter 14A of the Listing Rules:

Gaming Product Purchases with Dolphin Group

On December 18, 2014, (a) our Company subsidiary, Melco Crown Macau, and Dolphin Products Limited (“Dolphin Products”) entered into the gaming product purchase framework agreement in relation to the sale and purchase of gaming products by Melco Crown Macau from Dolphin Products, its holding companies and subsidiaries (“Dolphin Group”) for Altira, City of Dreams Macau, Mocha Clubs and Studio City (the “Macau Framework Agreement”); and (b) our

86 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Company subsidiary, MCE Leisure Philippines, and Dolphin Products entered into the gaming product purchase framework agreement in relation to the sale and purchase of gaming products by MCE Leisure Philippines from Dolphin Group for City of Dreams Manila (the "PHP Framework Agreement"). Both Macau Framework Agreement and PHP Framework Agreement have a term of three years commencing from January 1, 2015. The annual caps for each of the three financial years ending December 31, 2017 are as follows:

	For the year ending December 31, 2015	For the year ending December 31, 2016	For the year ending December 31, 2017
Estimated purchase under the Macau Framework Agreement	US$12,000,000	US$3,000,000	US$3,000,000
Estimated purchase under the PHP Framework Agreement	US$6,000,000	US$3,000,000	US$2,000,000
Annual Caps:	US$18,000,000	US$6,000,000	US$5,000,000

Melco is a controlling shareholder of the Company. Dolphin Products, being a subsidiary of Melco, is a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the Framework Agreements constitute continuing connected transactions of the Company under the Listing Rules.

The above connected transactions disclosed which also constitute related party transactions are set out in note 24 to the consolidated financial statements included in this annual report. Our Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of our Company were entered into or existed for the year ended December 31, 2014.

Related Party Transactions

Details of the significant related party transactions undertaken in the usual course of business are set out in note 24 to the consolidated financial statements included in this annual report.

Purchase, Sale or Redemption of our Company's Listed Securities

During the year ended December 31, 2014, the Company repurchased a total of 12,216,448 ADSs (equivalent to 36,649,344 Shares) at an aggregate purchase price of approximately US$300 million (excluding commission) on the NASDAQ and the Company did not repurchase any Shares from the Stock Exchange. Particulars of the repurchases are as follows:

Month of repurchase	Total number of ADSs repurchased	Highest price paid per ADS US$	Lowest price paid per ADS US$	Aggregate consideration paid US$
September 2014	3,707,654	27.60	25.72	100,231,978.75
December 2014	8,508,794	25.10	21.04	199,999,995.52

Melco Crown Entertainment Limited Annual Report 2014 87

Report of the Directors

The trustee of our 2011 Share Incentive Plan has, pursuant to the terms of the rules and the trust deed of the 2011 Share Incentive Plan, purchased on NASDAQ a total of 69,426 ADSs (equivalent to 208,278 Shares) of the Company. The total cost for acquiring these ADSs of approximately US$1.7 million was fully paid during the year ended December 31, 2014.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of any listed securities of the Company during the year.

Public Float

Based on the information that is publicly available to our Company and within the knowledge of its Directors, as at the date of this report, our Company has maintained the prescribed public float under the Listing Rules.

Legal and Administrative Proceedings

We are a party to certain other legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, we do not believe that such proceedings would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations.

An indictment from the Taipei District Prosecutors Office against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws was received in August 2014. In January 2013, the same Prosecutors Office froze one of our Taiwan branch office’s deposit accounts in connection with the investigation related to this indictment. The frozen deposit account had a balance of approximately New Taiwan dollar

2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen. We have presented the balance of such deposit account as non-current restricted cash in our financial statements. We will vigorously defend any allegations against us, as based on Taiwan legal advice received, we believe our operations in Taiwan are in compliance with Taiwan laws. As at the date of this annual report, the indictment and the legal proceedings would have no immediate material impact on our business operations or financial position. We are monitoring this case closely and will re-assess the right and accessibility to the funds if there is any development in the case. We will account for the funds and provide relevant disclosures as and when appropriate as this case develops.

Crown Melbourne Limited, the owner of a number of “Crown” trademarks licensed to us, is from time to time involved in legal proceedings regarding “Crown” trademarks used in Macau. We understand that Crown Melbourne Limited will continue to take vigorous measures to protect its trademarks. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business.

88 Annual Report 2014 Melco Crown Entertainment Limited

Report of the Directors

Corporate Governance

Our Company is committed to maintaining a high corporate governance standard so as to ensure better transparency and protection of Shareholders’ interests. Our Company has complied with the code provisions of the Corporate Governance Code and the former Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules for the period from the listing date to December 31, 2014 except for the code provisions A.2.1 in respect of the separation of the roles of the Chairman and Chief Executive Officer and A.4.1 in respect of the appointment of non-executive Directors for specific terms.

Further information on our Company’s corporate governance practices is set out in the corporate governance report on pages 90 to 103 of this annual report.

Emolument Policy

The employees of our Group are selected, remunerated and promoted on the basis of their merit, qualifications and competence. The emoluments of the Directors are decided by our Company’s compensation committee, having regard to our Company’s operating results, individual performance and comparable market standards. Our Company has adopted the 2006 Share Incentive Plan and 2011 Share Incentive Plan together with the MCP Share Incentive Plan adopted by MCP, as an incentive to Directors and employees, details of the plans are set out in note 18 to the consolidated financial statements and Appendix I and Appendix II of this annual report.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the laws of the Cayman Islands or under the Articles that require our Company to offer new Shares on a pro-rata basis to our existing Shareholders.

Audit Committee

Our Company has established an audit committee for the purpose of assisting the Board in overseeing and monitoring, among others, the integrity of the financial statements of our Company, the performance of our independent auditors, and the integrity of our systems of internal accounting and financial controls. Our Company’s audit committee consists of three members, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of our audit committee.

Auditor

The consolidated financial statements of our Company for the year ended December 31, 2014 have been audited by Messrs. Deloitte Touche Tohmatsu, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

On behalf of the Board

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Officer

Macau, March 25, 2015

Melco Crown Entertainment Limited Annual Report 2014 89

Corporate Governance Report

The Directors are pleased to present this corporate governance report for the year ended December 31, 2014.

Corporate Governance Practices

Our Company is committed to conduct our business consistent with the highest standards of corporate governance practices and procedures, and has adopted our own corporate governance principles, policies and guidelines (the “Company’s Code”) to deliver these commitments. The Company’s Code was amended to fully address the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) as stated in Appendix 14 to the Listing Rules. The Company’s Code was also developed by the Board taking into consideration applicable corporate governance standards of NASDAQ. In addition, the Company has also adopted a number of other policies and guidelines, developed internally, to enhance our corporate governance practices and procedures.

Our Company has complied with all code provisions in the Corporate Governance Code for the year ended December 31, 2014, except for the following deviations:

Pursuant to code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the indepth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to code provision A.4.1 of the Corporate Governance Code, non-executive directors should be appointed for a specific term, subject to re-election. Our Company has deviated from this provision in that all non-executive Directors are not appointed for a specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that our Company does not believe that arbitrary term limits on Directors’ service are appropriate given that Directors ought to be committed to representing the long-term interests of our Shareholders and the retirement and re-election requirements of non-executive Directors have given our Shareholders the right to approve the continuation of non-executive Directors’ offices.

The Board approved the Policy on Board Diversity on December 4, 2013. The Company is supportive of the gradual attainment of wider diversity in its Board composition and it recognizes the benefits that such diversity may offer to the Company. Appointments to the Board will take into account objectively both the merits of the candidates and the potential benefits that a diverse membership of the Board may have on the Company’s growth and its competitiveness. The Company will apply the considerations described in the policy in the candidate assessment and appointment process of director following the appearance of the next vacancy in the Board. The composition of the Board will be subject to ongoing review to ensure any need to maintain or widen diversity is addressed promptly.

90 Annual Report 2014 Melco Crown Entertainment Limited

Corporate Governance Report

Strategic Plan

Melco Crown Entertainment is focused on developing and operating world class gaming and entertainment resorts, with a particular focus on major gaming jurisdictions throughout Asia.

The Company currently operates in Macau, the world’s largest casino gaming market, and aims to maximize profitability on its current diversified portfolio of assets by leveraging its various gaming and non-gaming products and amenities, maintaining a strong focus on service quality and developing and leveraging its customer base and loyalty programs.

The Company also aims to identify proactively future appropriate growth opportunities in both current and new jurisdictions, delivering a more diversified earnings stream and incremental cashflow drivers.

The Company’s core operational strategy includes delivering a differentiated and unique entertainment experience for its predominantly Asian customers, whether through excellence in service, its world-class entertainment attractions or through its high quality hotel, retail, food & beverage and gaming product offerings. This strategy is expected to build an internationally recognizable suite of quality brands which cater to a wide spectrum of customers seeking a diverse leisure and entertainment experience.

The Company also aims to maintain a strong balance sheet and flexible capital structure, enabling the Company to pursue future growth opportunities which maximize return on investment and drive long term shareholder value.

The Board of Directors — Functions and Composition

ROLE OF THE BOARD

The Directors’ main duty is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its Shareholders. The Board advises and counsels the Company’s senior management and monitors the performance of such management and the affairs of the Company.

In addition to its general oversight of management and the affairs of the Company, the Board also performs a number of specific functions, either directly or through its committees, including:

(a) selecting, evaluating and compensating the Company’s Chief Executive Officer and overseeing succession planning of the Chief Executive Officer;

(b) providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

(c) reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;

(d) assessing major risks the Company facing and reviewing options and selecting the option(s) to mitigate the risks; and

(e) ensuring processes are in place to maintain the integrity of these aspects of the Company: the financial statements, the compliance with law and ethics, the relationships with customers and suppliers, and the relationships with other stakeholders.

Melco Crown Entertainment Limited Annual Report 2014 91

Corporate Governance Report

BOARD COMPOSITION

The Board comprises ten Directors, of whom one is an executive Director, five are non-executive Directors and the remaining four are independent non-executive Directors. Three of our Directors were nominated by Melco and three were nominated by Crown. The following table provides information about our Directors.

Name Position

Lawrence Yau Lung Ho Co-Chairman, Chief Executive Officer and executive Director James Douglas Packer Co-Chairman and non-executive Director John Peter Ben Wang Non-executive Director Clarence Yuk Man Chung Non-executive Director William Todd Nisbet Non-executive Director Rowen Bruce Craigie Non-executive Director James Andrew Charles MacKenzie Independent non-executive Director Thomas Jefferson Wu Independent non-executive Director Alec Yiu Wa Tsui Independent non-executive Director Robert Wason Mactier Independent non-executive Director

None of the Board members is related to one another.

The non-executive Directors and the independent non-executive Directors, all of whom are independent of the management of our Group’s businesses, are highly experienced professionals with substantial experience in areas such as legal, accounting and financial management. Their mix of skills and business experience is a major contribution to the future development of our Company. They provide a strong independent element on the Board, exercise independent judgment and ensure that matters are fully debated and that no individual or group of individuals dominates the Board’s decision making processes. In addition, they facilitate the Company to maintain a high standard of financial and other mandatory reporting and provide adequate checks and balances to safeguard the interests of Shareholders and the Company as a whole.

DIRECTOR INDEPENDENCE

All independent non-executive Directors have met all of the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. Our Company has received from each of them an annual written confirmation on his independence and considers each of them to be independent.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B)(1) of the Listing Rules, the changes in information of our Directors are set out below:

Name Changes in information

John Peter Ben Wang Mr. Wang resigned as a non-executive director of Anxin-China Holdings Limited on November 1, 2014.

Thomas Jefferson Wu Mr. Wu retired as a member of a board of directors of the Asian Youth Orchestra Limited on November 30, 2014 upon term expiry and re-elected on January 27, 2015.

James Andrew Charles MacKenzie Mr. MacKenzie was appointed as chairman of ShineWing Australia on February 1, 2015.

DEVELOPMENT AND TRAINING

Directors’ training is an on-going process. Throughout the year ended December

31, 2014, our Directors received regular updates and presentations on

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changes and developments to our Group's business and to the legislative and regulatory requirements in which our Group shall comply. A take home pack for New Companies Ordinance was arranged for the Directors in May 2014. Moreover, all Directors have self-studied and/or attended trainings in relation to their continuous professional development. The Directors have also provided the Company with information regarding the trainings received and studies completed for record.

A summary of training received by the Directors during the year is as follows:

	Type of continuous professional development	
	Attending seminars/trainings	Reading regulatory updates
Executive Director		
Lawrence Yau Lung Ho	✓	✓
Non-executive Directors		
James Douglas Packer		✓
John Peter Ben Wang	✓	✓
Clarence Yuk Man Chung	✓	✓
William Todd Nisbet		✓
Rowen Bruce Craigie		✓
Independent Non-executive Directors		
James Andrew Charles MacKenzie	✓	✓
Thomas Jefferson Wu		✓
Alec Yiu Wa Tsui	✓	✓
Robert Wason Mactier	✓	✓

BOARD MEETINGS AND DIRECTORS ATTENDANCE RECORDS

The Board meets regularly over our Company's affairs and operations. The Board held a total of eight meetings during the year ended December 31, 2014. The chief financial officer, the chief legal officer and the company secretary attended all Board meetings to advise on statutory compliance, legal, accounting and financial matters. All businesses transacted at the meetings were documented and the records were maintained.

Set out below is the attendance record of each member of the Board at the Board meetings during the year ended December 31, 2014 which illustrates the attention given by the Board in overseeing our Company's affairs:

	No. of meetings attended/ held in 2014	Attendance rate
Executive Director		
Lawrence Yau Lung Ho (Co-Chairman)	8/8	100%
Non-executive Directors		
James Douglas Packer (Co-Chairman)	7/8	87.5%
John Peter Ben Wang	8/8	100%
Clarence Yuk Man Chung	8/8	100%
William Todd Nisbet	7/8	87.5%
Rowen Bruce Craigie	8/8	100%
Independent non-executive Directors		
James Andrew Charles MacKenzie	8/8	100%
Thomas Jefferson Wu	7/8	87.5%
Alec Yiu Wa Tsui	8/8	100%
Robert Wason Mactier	8/8	100%

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GENERAL MEETING AND DIRECTORS ATTENDANCE RECORDS:

Our Company held two general meetings during the year ended December 31, 2014, which were the extraordinary general meeting held on March 26, 2014 and annual general meeting held on May 21, 2014 and, at which resolutions were duly passed in respect of, among others (i) the declaration and payment of a special dividend of US$0.1147 per Share out of the share premium account of the Company pursuant to Article 147 of the Articles and in accordance with the Cayman Companies Law (as amended) of the Cayman Islands (the "Special Dividend") to shareholders whose names appear on the register of members of the Company on the record date fixed by the Board for determining the entitlements to the Special Dividend; (ii) the adoption of the financial statements and the directors' and auditors' reports for the year ended December 31, 2013; (iii) the re-appointment of the independent auditor; (iv) the granting of the general mandate and repurchase mandate and (v) the re-election of Directors. Set out below is the attendance record of each member of the Board at the general meeting during the year ended December 31, 2014:

	No. of meetings attended/ held in 2014	Attendance rate
Executive Director		
Lawrence Yau Lung Ho (Co-Chairman)	2/2	100%
Non-executive Directors		
James Douglas Packer (Co-Chairman)	1/2	50%
John Peter Ben Wang	2/2	100%
Clarence Yuk Man Chung	2/2	100%
William Todd Nisbet	2/2	100%
Rowen Bruce Craigie	2/2	100%
Independent non-executive Directors		
James Andrew Charles MacKenzie	2/2	100%
Thomas Jefferson Wu	1/2	50%
Alec Yiu Wa Tsui	2/2	100%
Robert Wason Mactier	2/2	100%

SECURITIES DEALINGS BY DIRECTORS AND RELEVANT EMPLOYEES

The Directors and relevant employees are subject to the rules set forth in our Company's Policy for the Prevention of Insider Trading, the terms therein are no less exacting than those contained in the Model Code in Appendix 10 to the Listing Rules. The Listing Rules require an express Model Code compliance confirmation from the directors and that the confirmation be given following a specific enquiry. All Directors have confirmed that they have complied with the required standard of dealings and code of conduct regarding securities dealings by directors as set out in the Model Code for the year ended December 31, 2014.

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DELEGATION BY THE BOARD

The Board reserves for its decision all major matters concerning the Company. The day-to-day management, administration and operation of the Company are delegated to the Chief Executive Officer and senior management of the Company. The Board has formalized the functions reserved to the Board and those delegated to management. The functions and responsibilities delegated are subject to periodic review.

The Company has established the following Board committees to support the Company in maintaining a high corporate governance standard:

- audit committee;
- compensation committee; and
- nominating and corporate governance committee.

The Board has delegated certain functions to these Board committees. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters.

Each Board committee, upon reasonable request is able to seek independent professional advice in appropriate circumstances, at the Company's expense.

AUDIT COMMITTEE

The Board has established an audit committee in 2006, with its primary duty to assist the Board in overseeing and monitoring, among others, the audits of the financial statements of our Company, any relevant legal and regulatory issues relevant to the financial statements, the performance of the independent auditors, the account and financial reporting processes of the Company and the integrity of our systems of internal accounting and financial controls, our Company's risk management process, the effectiveness of our Company's internal audit function and any significant related party and/or connected transactions.

In line with Rule 3.21 of the Listing Rules, our Company's Audit Committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui and Mr. James Andrew Charles MacKenzie, Mr. James Andrew Charles MacKenzie is the chairman of the Audit Committee.

Set out below is the attendance record of each member of the audit committee meetings during the year ended December 31, 2014:

	No. meetings attended/ held in 2014	Attendance rate
James Andrew Charles MacKenzie (Chairman)	12/12	100%
Thomas Jefferson Wu	11/12	91.7%
Alec Yiu Wa Tsui	12/12	100%

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In discharging its duties, the principal work performed by the audit committee during the year and up to date of this report included the following:

In relation to financial information:

(a) review of the annual consolidated financial statements of our Group for the year ended December 31, 2014 with recommendation to the Board for the inclusion within our Company’s annual reports;

(b) review of the interim result announcement and unaudited condensed consolidated financial statements of our Group for the six months ended June 30, 2014 with recommendation to the Board for inclusion within our Company’s interim report;

(c) review of the quarterly unaudited consolidated financial statements and key performance indicators of our Group for the quarters ended March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014 and provide recommendations to our disclosure committee for inclusion within our Company’s quarterly earnings announcement; and

(d) review the disclosure, in accordance with the Company’s relevant policies, of any material information regarding the quality or integrity of the Company’s financial statements, which is brought to its attention by our disclosure committee.

In relation to relationship with independent auditor:

(a) review and approve of the engagement letters of Messrs. Deloitte Touche Tohmatsu for audit and non-audit services, the nature and scope these services, their reporting obligations, work plan and independence; and

(b) review of the auditor’s qualifications, independence and performance, and recommendation to the Board for re-appointment of the auditor.

In relation to financial reporting system and internal control:

(a) review of the effectiveness of the internal controls and risk management systems of our Group, after discussion with management, internal audit department and independent auditors and review of the reports associated with our program for compliance with section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404 Compliance Program”) and internal audit plan;

(b) review of internal audit reports, including the major findings and recommendations from internal audit;

(c) review and approval of internal audit work plan for the year 2015;

(d) review and approval of certain related party transactions and connected transactions carried out during the year and conducted the annual review of the continuing connected transactions, together with the independent non-executive Director who is not a member of the audit committee, as included within this annual report; and

(e) review of the staffing and resources of our Group’s internal audit and finance departments.

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Other details of the authority, duties and responsibilities of the audit committee are available in the audit committee charter, which can be found on our Company’s website and the Stock Exchange’s website.

COMPENSATION COMMITTEE

Our Company has established a compensation committee in 2006, with its primary duty to discharge the responsibilities of the Board relating to compensation of our executives, including by designing (in consultation with management and our Board) and evaluating the executive and Director compensation plans, policies and programs of our Company, recommending to our Board for approval.

The compensation committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui and Mr. Robert Wason Mactier. Mr. Thomas Jefferson Wu is the chairman of the compensation committee.

Set out below is the attendance record of each member of the compensation committee meetings during the year ended December 31, 2014:

No. of meetings

attended/held in 2014 Attendance rate

Thomas Jefferson Wu (Chairman) 3/3 100%

Alec Yiu Wa Tsui 2/3 66.7%

Robert Wason Mactier 3/3 100%

In discharging its duties, principal work performed by the compensation committee includes:

(a) recommendations to the Board for approval in relation to the grant of share options to participants under the 2011 Share Incentive Plan;

(b) recommendations to the Board for approval of the compensation of the Directors, and approval of the compensation of senior management;

(c) determination, with delegated responsibility, of the remuneration packages of individual executive Directors and senior management; and

(d) assessment of performance of the executive Director.

Other details of the authority, duties and responsibilities of the compensation committee are available in the compensation committee charter, which can be found on our Company’s website and the Stock Exchange’s website.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our Company has established a nominating and corporate governance committee in 2006, with its primary duties to assist our Board in discharging its responsibilities regarding (i) the identification of qualified candidates to become members and chairs of the Board committees and to fill any such vacancies; (ii) oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), Hong Kong, the Cayman Islands, the SEC and NASDAQ; (iii) the development and recommendation to our Board of a set

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of corporate governance principles applicable to our Company; and (iv) the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.

The nominating and corporate governance committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui and Mr. Robert Wason Mactier. Mr. Alec Yiu Wa Tsui is the chairman of the nominating and corporate governance committee.

Set out below is the attendance record of each member of the nominating and corporate governance committee meetings during the year ended December 31, 2014:

No. of meetings

attended/held in 2014 Attendance rate

Alec Yiu Wa Tsui (Chairman) 2/2 100%

Thomas Jefferson Wu 2/2 100%

Robert Wason Mactier 2/2 100%

In discharging its duties, the principal work performed by the nominating and corporate governance committee during the year included the following:

(a) considered and approved amendment of existing corporate governance policies to incorporate relevant Listing Rules requirements;

(b) considered and recommended for the Board’s approval the proposed changes to Board committees’ charters;

(c) reviewed the structure, size and composition of the Board and the Board committees;

(d) assessed the independence of the independent non-executive Directors; and

(e) nominated candidates to the Board for it to recommend them to stand for election by Shareholders at the annual general meeting.

Other details of the authority, duties and responsibilities of the nominating and corporate governance committee are available in the nominating and corporate governance committee charter, which can be found on the Company’s website and the Stock Exchange’s website.

DIRECTORS’ AND AUDITORS’ RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The Directors’ responsibilities for preparing the financial statements are set out on page 99 of this annual report and the reporting responsibilities of the external auditors are set out on pages 104 to 106 of this annual report.

FINANCIAL REPORTING

The Board is accountable to the Shareholders and is committed to presenting comprehensive and timely information to the Shareholders on assessment of our Company’s performance, financial position and prospects.

Our Company voluntarily publishes quarterly unaudited financial results for the three months ended March 31 and September 30 and key performance indicators of our Group for each fiscal quarter generally within 45 days after

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the end of the relevant quarter to enable its Shareholders, investors and the public to better appraise the position and business performance of our Group. Such financial information is prepared in accordance with U.S. GAAP using the accounting policies applied to our Company’s interim and annual financial statements and there is no reconciliation of such information to IFRS.

DIRECTORS’ RESPONSIBILITIES ON THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for the presentation of financial statements which give a true and fair view of the state of affairs of our Company and our Group and the results and cash flow for each financial period. In preparing the financial statements, the Directors have to ensure that appropriate accounting policies are adopted. The financial statements are prepared on a going concern basis.

The Board’s responsibility to present a balanced, clear and understandable assessment extends to annual and interim reports, other inside information announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

For the year ended December 31, 2014 and as the date of this annual report there were no material uncertainties relating to events or conditions that may cast significant doubt on our Company’s ability to continue as a going concern.

INTERNAL CONTROL

The Board has the overall responsibility for ensuring our Company maintains sound and effective internal controls to safeguard the Shareholders’ investment and the Company’s assets at all times. To fulfill this responsibility, the Directors have conducted a review of the effectiveness of the system of internal control of our Company and our subsidiaries for the year ended December 31, 2014, which covered the material controls, including financial, operational and compliance controls and risk management functions and the adequacy of resources, qualifications and experience of staff of our Company’s accounting and financial reporting function, and their training programs and budget. This review was conducted by considering the reports and recommendation received from the audit committee, given its role in providing oversight of the internal control and risk management system.

The audit committee delivered those reports and final recommendation based on discussions held with management, the internal audit department and independent auditors and the review of work performed and reports issued by those parties in relation to the SOX 404 Compliance Program and our Group’s internal audit plan. Please refer to audit committee section within this report for more information on the work performed by the audit committee and the US Corporate Governance Practices section for further details on the SOX 404 Compliance Program.

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COMPANY SECRETARY

Our company secretary, Ms. Stephanie Cheung, is a full time employee of the Company and has day-to-day knowledge of the Company’s affairs. The Company Secretary is responsible for advising the Board on governance matters. For the year ended December 31, 2014, the Company Secretary has attended relevant professional trainings to update her skills and knowledge. She has complied and will continue to comply with the relevant Listing Rules requirements to take no less than 15 hours of relevant professional trainings in each financial year.

AUDITOR’S REMUNERATION

For the year ended December 31, 2014, our Company paid approximately HK$11.2 million for services provided to us by our auditor, Messrs. Deloitte Touche Tohmatsu, comprising, HK$8.1 million for audit services and HK$3.1 million for non-audit services. Non-audit services primarily included an interim review of our Group’s consolidated financial statements, agreed upon procedures related to our preliminary annual results announcement, enterprise resource planning (ERP) software consultations and certain tax services.

CHANGE OF THE ARTICLES

On shareholders approved the adoption of a further amended and restated Articles on March 25, 2015, to be effective conditional upon the effective date of our proposed voluntary withdrawal of listing of our shares from the Stock Exchange (expecting to be on July 3, 2015).

SHAREHOLDERS’ RIGHTS

Convening of extraordinary general meeting by Shareholders

Pursuant to Article 71 of the Articles, the Board may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on the written requisition of any one or more Shareholders, provided that such requisitions held as at the date of deposit of the requisition not less than 10% of the paid up capital of our Company which carries the right of voting at general meetings of our Company. Such member shall deposit at the principal place of business of our Company in Hong Kong, or in the event our Company ceases to have such a principal office, the head office or the registered office of our Company specifying the objects of the meeting and signed by the requisitions.

If the Directors do not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitions themselves or any of them representing more than one half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all expenses reasonably incurred by the requisitions as a result of the failure of the Board shall be reimbursed to them by the Company.

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Proposing a person for election as a Director of the Company

Subject to applicable legislation and regulation and pursuant to the Articles, if a Shareholder of the Company wishes to propose a person other than himself/herself or a retiring director for election as a Director at a general meeting of the Company, the Shareholder should deposit a signed written nomination together with a notice signed by the person to be nominated of his/her willingness to be elected which shall be given to the Company at the Company’s place of business in Hong Kong (36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong) within the 7-day period commencing the day after the dispatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.

Putting forward proposals at shareholders’ meetings

Shareholders are welcomed to suggest proposals relating to the operations, strategy and/or management of the Company to be discussed at shareholders’ meeting. Shareholders who wish to put forward a proposal should convene an extraordinary general meeting by the procedures set out in the above “Convening of extraordinary general meeting by Shareholders”.

US CORPORATE GOVERNANCE PRACTICES

As a NASDAQ-listed company, we are also subject to other ongoing reporting obligations and requirements imposed by the SEC and NASDAQ, such as compliance with the Sarbanes-Oxley Act of 2002 (“SOX Act”). Under section 404 of the SOX Act, we are required to include a management report on the effectiveness of our internal controls over financial reporting in our U.S. annual reports on Form 20-F.

Management’s Annual Report on Internal Control Over Financial Reporting

Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Securities Exchange Act of 1934.

Our Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our Company’s internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company’s assets;

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(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our Company’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013) (“2013 Framework”).

Based on this assessment, management concluded that, as of December 31, 2014, our Company’s internal control over financial reporting is effective based on this 2013 Framework.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2014, has been audited by Messrs. Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Investor Relations

COMMUNICATION WITH SHAREHOLDERS

Our Company has established a shareholders’ communication policy with an aim to ensure Shareholders are provided with readily, equal and timely access to information about the Company. Information will be communicated to Shareholders mainly through our Company’s financial reports (quarterly, interim and annual reports), annual general meetings and other general meetings that may be convened. Our Company will make available all the disclosures submitted to the Stock Exchange and its corporate communications and other corporate publications on its website. A dedicated “Investor Relations” section is available on the Company’s website. Information on our website is updated on a regular basis.

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Our Company regards the annual general meeting an important event and Shareholders are encouraged to participate in annual general meeting or to appoint proxies to attend and vote at the meeting for and on their behalf if they are unable to attend the meetings. Shareholders may direct questions about their shareholdings to (i) the Company’s Hong Kong registrar, Computershare Hong Kong Investor Services Limited, if Shares are registered at the Company’s Hong Kong registrar; or (ii) the Company’s Cayman Islands registrar, Intertrust Corporate Services (Cayman) Limited, if Shares are registered at the Company’s Cayman Islands registrar.

SHAREHOLDERS’ ENQUIRIES AND PROPOSALS

Shareholders’ enquiries for the Board or the Company, or their proposals for shareholders’ meetings may be directed to us.

By post: 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong By fax: +852 2537 3618 By email: info@melco-crown.com

For and on behalf of the Board

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Officer

Macau, March 25, 2015

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Deloitte

To the Shareholders and the Board of Directors of Melco Crown Entertainment

Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2015

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Deloitte

To the Shareholders and the Board of Directors of Melco Crown Entertainment

Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Company and our report dated March 25, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2015

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Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

December 31,

2014 2013

ASSETS

CURRENT ASSETS

Cash and cash equivalents $1,597,655 $1,381,757

Bank deposits with original maturity over three months 110,616 626,940

Restricted cash 1,447,034 770,294

Accounts receivable, net (Note 3) 253,665 287,880

Amounts due from affiliated companies (Note 24(a)) 1,079 23

Deferred tax assets (Note 17) 532 —

Income tax receivable 15 18

Inventories 23,111 18,169

Prepaid expenses and other current assets 69,254 54,898

Assets held for sale (Note 4) — 8,468

Total current assets 3,502,961 3,148,447

PROPERTY AND EQUIPMENT, NET (Note 5) 4,696,391 3,308,846

GAMING SUBCONCESSION, NET (Note 6) 427,794 485,031

INTANGIBLE ASSETS, NET (Note 7) 4,220 4,220

GOODWILL (Note 7) 81,915 81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

(Note 8) 287,558 345,667

RESTRICTED CASH 369,549 373,371

DEFERRED TAX ASSETS (Note 17) 115 93

DEFERRED FINANCING COSTS, NET 174,872 114,431

LAND USE RIGHTS, NET (Note 9) 887,188 951,618

TOTAL ASSETS $10,432,563 $8,813,639

December 31,

2014 2013

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable (Note 10) $14,428 $9,825

Accrued expenses and other current liabilities (Note 11) 1,005,720 928,751

Income tax payable 6,621 6,584

Capital lease obligations, due within one year (Note 13) 23,512 27,265

Current portion of long-term debt (Note 12) 262,750 262,566

Amounts due to affiliated companies (Note 24(b)) 3,626 2,900

Amount due to a shareholder (Note 24(c)) — 79

Total current liabilities 1,316,657 1,237,970

LONG-TERM DEBT (Note 12) 3,640,031 2,270,894

OTHER LONG-TERM LIABILITIES (Note 14) 93,441 28,492

DEFERRED TAX LIABILITIES (Note 17) 58,949 62,806

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 13) 278,027 253,029

LAND USE RIGHTS PAYABLE (Note 23(c)) 3,788 35,466

COMMITMENTS AND CONTINGENCIES (Note 23)

Melco Crown Entertainment Limited Annual Report 2014 107

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

December 31,

2014 2013

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share

(Authorized — 7,300,000,000 shares as of

December 31, 2014 and 2013 and issued

— 1,633,701,920 and 1,666,633,448 shares as of

December 31, 2014 and 2013, respectively (Note 16)) $16,337 $16,667

Treasury shares, at cost

(17,684,386 and 16,222,246 shares as of

December 31, 2014 and 2013, respectively (Note 16)) (33,167) (5,960)

Additional paid-in capital 3,092,943 3,479,399

Accumulated other comprehensive losses (17,149) (15,592)

Retained earnings 1,227,177 772,156

Total Melco Crown Entertainment Limited shareholders’ equity 4,286,141 4,246,670

Noncontrolling interests 755,529 678,312

Total equity 5,041,670 4,924,982

TOTAL LIABILITIES AND EQUITY $10,432,563 $8,813,639

NET CURRENT ASSETS $2,186,304 $1,910,477

TOTAL ASSETS LESS CURRENT LIABILITIES $9,115,906 $7,575,669

The accompanying notes are an integral part of the consolidated financial statements.

108 Annual Report 2014 Melco Crown Entertainment Limited

Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31, 2014	2013	2012
OPERATING REVENUES			
Casino	$ 4,654,184	$ 4,941,487	$ 3,934,761
Rooms	136,427	127,661	118,059
Food and beverage	84,895	78,880	72,718
Entertainment, retail and others	108,417	103,739	90,789
Gross revenues	4,983,923	5,251,767	4,216,327
Less: promotional allowances	(181,614)	(164,589)	(138,314)
Net revenues	4,802,309	5,087,178	4,078,013
OPERATING COSTS AND EXPENSES			
Casino	(3,246,404)	(3,452,736)	(2,834,762)
Rooms	(12,669)	(12,511)	(14,697)
Food and beverage	(23,513)	(29,114)	(27,531)
Entertainment, retail and others	(62,073)	(64,212)	(62,816)
General and administrative	(311,696)	(255,780)	(226,980)
Payments to the Philippine Parties	(870)	—	—
Pre-opening costs	(93,970)	(17,014)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,471)	(64,271)	(59,911)
Depreciation and amortization	(246,686)	(261,298)	(261,449)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—
Total operating costs and expenses	(4,116,949)	(4,247,354)	(3,570,921)
OPERATING INCOME	$ 685,360	$ 839,824	$ 507,092

	Year Ended December 31, 2014	2013	2012
NON-OPERATING INCOME (EXPENSES)			
Interest income	$ 20,025	$ 7,660	$ 10,958
Interest expenses, net of capitalized interest	(124,090)	(152,660)	(109,611)
Change in fair value of interest rate swap agreements	—	—	363
Amortization of deferred financing costs	(28,055)	(18,159)	(13,272)
Loan commitment and other finance fees	(18,976)	(25,643)	(1,324)
Foreign exchange (loss) gain, net	(6,155)	(10,756)	4,685
Other income, net	2,313	1,661	115
Loss on extinguishment of debt (Note 12)	—	(50,935)	—
Costs associated with debt modification (Note 12)	—	(10,538)	(3,277)
Total non-operating expenses, net	(154,938)	(259,370)	(111,363)
INCOME BEFORE INCOME TAX	530,422	580,454	395,729
INCOME TAX (EXPENSE) CREDIT (Note 17)	(3,036)	(2,441)	2,943
NET INCOME	527,386	578,013	398,672
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	80,894	59,450	18,531
NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$ 608,280	$ 637,463	$ 417,203

Melco Crown Entertainment Limited Annual Report 2014 109

Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

Year Ended December 31,

2014 2013 2012

NET INCOME ATTRIBUTABLE TO MELCO CROWN

ENTERTAINMENT LIMITED PER SHARE:

Basic $0.369 $0.386 $0.254

Diluted $0.366 $0.383 $0.252

WEIGHTED AVERAGE SHARES USED IN

NET INCOME ATTRIBUTABLE TO

MELCO CROWN ENTERTAINMENT LIMITED

PER SHARE CALCULATION:

Basic 1,647,571,547 1,649,678,643 1,645,346,902

Diluted 1,660,503,130 1,664,198,091 1,658,262,996

The accompanying notes are an integral part of the consolidated financial statements.

110 Annual Report 2014 Melco Crown Entertainment Limited

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars)

Year Ended December 31,

2014 2013 2012

Net income $527,386 $578,013 $398,672

Other comprehensive (loss) income:

Foreign currency translation adjustment (2,468) (23,399) 16

Change in fair value of interest rate swap agreements (19) — —

Change in fair value of forward exchange rate contracts — — 99

Reclassification to earnings upon settlement of forward exchange rate contracts — — (138)

Other comprehensive loss (2,487) (23,399) (23)

Total comprehensive income 524,899 554,614 398,649

Comprehensive loss attributable to noncontrolling interests 81,824 68,314 18,540

Comprehensive income attributable to

Melco Crown Entertainment Limited $606,723 $622,928 $417,189

The accompanying notes are an integral part of the consolidated financial statements.

Melco Crown Entertainment Limited Annual Report 2014 111

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders' Equity								
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares (Note)	Amount					
BALANCE AT JANUARY 1, 2012	1,653,101,002	$ 16,531	(10,552,328)	$ (106)	$ 3,223,274	$ (1,034)	$ (282,510)	$ 231,497	$ 3,187,652
Net income for the year	—	—	—	—	—	—	417,203	(18,531)	398,672
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	140,000	140,000
Foreign currency translation adjustment	—	—	—	—	—	16	—	(9)	7
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	—	(138)
Acquisition of assets and liabilities (Note 26)	—	—	—	—	—	—	—	1,860	1,860
Share-based compensation (Note 18)	—	—	—	—	8,973	—	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	4,958,293	50	(4,958,293)	(50)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,276,634	13	(13)	—	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—	—
Exercise of share options (Note 16)	—	—	2,966,955	30	3,601	—	—	—	3,631
BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	354,817	3,740,756
Net income for the year	—	—	—	—	—	—	637,463	(59,450)	578,013
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	280,000	280,000
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(8,864)	(23,399)
Share-based compensation (Note 18)	—	—	—	—	14,119	—	—	883	15,002
Shares purchased under trust arrangement for future vesting of restricted shares (Note 16)	—	—	(1,121,838)	(8,770)	—	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 16)	—	—	378,579	2,965	(2,965)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	8,574,153	86	(8,574,153)	(86)	—	—	—	—	—

112 Annual Report 2014 Melco Crown Entertainment Limited

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders' Equity								
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares (Note)	Amount					
Issuance of shares for restricted shares vested (Note 16)	—	$ —	1,297,902	$ 13	$ (13)	$ —	$ —	$ —	$ —
Exercise of share options (Note 16)	—	—	3,064,302	31	4,888	—	—	—	4,919
Change in shareholding of the Philippine subsidiaries (Note 27)	—	—	—	—	227,535	—	—	110,926	338,461
BALANCE AT DECEMBER 31, 2013	1,666,633,448	16,667	(16,222,246)	(5,960)	3,479,399	(15,592)	772,156	678,312	4,924,982
Net income for the year	—	—	—	—	—	—	608,280	(80,894)	527,386
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	92,000	92,000
Foreign currency translation adjustment	—	—	—	—	—	(1,538)	—	(930)	(2,468)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(19)	—	—	(19)
Share-based compensation (Note 18)	—	—	—	—	18,233	—	—	2,168	20,401
Shares purchased under trust arrangement for future vesting of restricted shares (Note 16)	—	—	(208,278)	(1,721)	—	—	—	—	(1,721)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 16)	—	—	467,121	3,648	(3,648)	—	—	—	—
Shares repurchased for retirement (Note 16)	—	—	(36,649,344)	(300,495)	—	—	—	—	(300,495)
Retirement of shares (Note 16)	(32,931,528)	(330)	32,931,528	271,341	(271,011)	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,068,534	11	(11)	—	—	—	—
Exercise of share options (Note 16)	—	—	928,299	9	2,147	—	—	—	2,156
Change in shareholding of the Philippine subsidiaries (Note 27)	—	—	—	—	57,293	—	—	64,873	122,166
Dividends declared ($0.2076 per share) (Note 21)	—	—	—	—	(189,459)	—	(153,259)	—	(342,718)
BALANCE AT DECEMBER 31, 2014	1,633,701,920	$ 16,337	(17,684,386)	$ (33,167)	$ 3,092,943	$ (17,149)	$ 1,227,177	$ 755,529	$ 5,041,670

Note: The treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company's share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan; and iii) the shares repurchased by the Company under the Stock Repurchase Program pending for retirement.

The accompanying notes are an integral part of the consolidated financial statements.

Melco Crown Entertainment Limited Annual Report 2014 113

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Year Ended December 31,

2014 2013 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net income $527,386 $578,013 $398,672

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization 368,394 382,806 378,597

Amortization of deferred financing costs 28,055 18,159 13,272

Amortization of deferred interest expense — 756 2,138

Amortization of discount on senior notes payable — 71 801

Excess payment on acquisition of assets and liabilities — — 5,747

Interest accretion on capital lease obligations 19,756 16,063 —

Interest income on restricted cash (9,050) — —

Loss on disposal of property and equipment 4,550 2,483 887

Impairment loss recognized on property and equipment 4,146 — —

Allowance for doubtful debts and direct write off 37,669 44,299 28,416

Written off contract acquisition costs — 1,582 —

Gain on disposal of assets held for sale (22,072) — —

Loss on extinguishment of debt — 50,935 —

Written off deferred financing costs on modification of debt — 10,538 —

Share-based compensation 20,401 14,987 8,973

Year Ended December 31,

2014 2013 2012

Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses $— $— $(138)

Change in fair value of interest rate swap agreements — — (363)

Changes in operating assets and liabilities:

Accounts receivable (7,732) (15,261) (42,367)

Amounts due from affiliated companies (1,056) 1,299 524

Amount due from a shareholder — — 6

Inventories (4,942) (1,593) (1,318)

Prepaid expenses and other current assets (3,893) (25,974) (3,716)

Long-term prepayments, deposits and other assets (49,007) (1,197) (2,679)

Deferred tax assets (22) 12 (81)

Accounts payable 4,603 (3,920) 1,722

Accrued expenses and other current liabilities (42,668) 71,527 164,886

Income tax payable (239) 5,640 (313)

Amounts due to affiliated companies (2,000) 2,164 (564)

Amount due to a shareholder (79) 79 —

Other long-term liabilities 26,271 2,010 809

Deferred tax liabilities (3,857) (3,544) (3,678)

Net cash provided by operating activities $894,614 $1,151,934 $950,233

114 Annual Report 2014 Melco Crown Entertainment Limited

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Year Ended December 31,

2014 2013 2012

CASH FLOWS FROM INVESTING ACTIVITIES

Payment for capitalized construction costs $(977,182) $(496,915) $(79,211)

Changes in restricted cash (678,151) 268,414 (1,047,019)

Payment for acquisition of property and equipment (237,715) (78,250) (141,269)

Placement of bank deposits with original maturity over three months (110,616) (626,940) —

Advance payments for construction costs (107,587) (161,633) —

Deposits for acquisition of property and equipment (99,443) (17,198) (7,708)

Payment for land use rights (50,541) (64,297) (53,830)

Payment for entertainment production costs (1,346) (2,064) (1,788)

Payment for contract acquisition costs — (27,722) —

Payment for security deposit — (4,293) —

Proceeds from deposits on sale of assets held for sale — 1,285 —

Net payment for acquisition of assets and liabilities — — (5,315)

Proceeds from sale of property and equipment 1,117 343 422

Net proceeds from sale of assets held for sale 29,255 — —

Withdrawals of bank deposits with original maturity over three months 626,940 — —

Net cash used in investing activities $(1,605,269) $(1,209,270) $(1,335,718)

Year Ended December 31,

2014 2013 2012

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid $(342,718) $— $—

Repurchase of shares for retirement (300,495) — —

Principal payments on long-term debt (262,563) (1,667,969) (2,755)

Payment of deferred financing costs (12,742) (129,133) (30,297)

Purchase of shares under trust arrangement for future vesting of restricted shares (1,721) (8,770) —

Principal payments on capital lease obligations (228) (38) —

Prepayment of deferred financing costs — (56,535) (18,812)

Deferred payment for acquisition of assets and liabilities — (25,000) (25,000)

Proceeds from exercise of share options 736 4,017 3,599

Capital contribution from noncontrolling interests 92,000 280,000 140,000

Net proceeds from issuance of shares of a subsidiary 122,167 338,461 —

Proceeds from long-term debt 1,632,514 1,000,000 868,000

Net cash provided by (used in) financing activities 926,950 (264,967) 934,735

EFFECT OF FOREIGN EXCHANGE ON CASH AND

CASH EQUIVALENTS (397) (5,149) 1,935

NET INCREASE (DECREASE) IN CASH AND

CASH EQUIVALENTS 215,898 (327,452) 551,185

CASH AND CASH EQUIVALENTS AT

BEGINNING OF YEAR 1,381,757 1,709,209 1,158,024

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 1,597,655 $1,381,757 $1,709,209

Melco Crown Entertainment Limited Annual Report 2014 115

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Year Ended December 31,

2014 2013 2012

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

Cash paid for interest (net of capitalized interest) $(95,118) $(127,807) $(102,015)

Cash paid for tax (net of refunds) (7,154) (333) (1,129)

NON-CASH INVESTING AND FINANCING ACTIVITIES

Costs of property and equipment funded through capital lease obligations 850 288,535 —

Costs of property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities 60,738 15,744 10,967

Costs of property and equipment funded through amounts due to affiliated companies 2,809 215 428

Construction costs funded through accrued expenses and other current liabilities, other long-term liabilities and capital lease obligations 200,800 87,611 49,508

Land use rights costs funded through accrued expenses and other current liabilities and land use rights payable — 14,608 69,057

Deferred financing costs funded through accrued expenses and other current liabilities 248 4,522 7,080

The accompanying notes are an integral part of the consolidated financial statements.

116 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

1. COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its ordinary shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and its American depository shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America. The address of the Company’s registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The Company’s place of business in Hong Kong is 36/F, The Centrium, 60 Wyndham Street, Central, Hong Kong. On January 2, 2015, the Company submitted an application to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of its ordinary shares on the Main Board of Hong Kong Stock Exchange, further details please refer to Note 33(a).

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP”, through MCP’s subsidiary, MCE Leisure (Philippines) Corporation (“MCE Leisure”), currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. City of Dreams Manila commenced operations on December 14, 2014, with a grand opening of the integrated resort on February 2, 2015.

As of December 31, 2014 and 2013, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include applicable disclosures required by the Rules Governing the Listing of Securities on Hong Kong Stock Exchange and by the Hong Kong Companies Ordinance.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Melco Crown Entertainment Limited Annual Report 2014 117

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e) Restricted Cash

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2014 and 2013 comprises i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility as defined in Note 12 and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which has been frozen by the Taiwanese authority since January 2013 in connection with an investigation related to certain alleged violations of Taiwan banking and foreign exchange laws by certain employees of the Taiwan branch office, with indictment received in August 2014 against the subsidiary’s Taiwan branch office and such employees, further information is included in Note 23(e); iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of City of Dreams Manila project costs in accordance with the terms of the provisional license (the “Provisional License”) as disclosed in Note 22(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”); and iv) interest income earned on restricted cash balance which are restricted as to withdrawal and use.

118 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2014 and 2013, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2014 and 2013, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g) Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(h) Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Melco Crown Entertainment Limited Annual Report 2014 119

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Property and Equipment, Net (continued)

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification Estimated Useful Life

Buildings 7 to use right agreement or lease agreement, whichever is shorter 25 years or over the term of the land

Transportation 5 to 10 years

Leasehold improvements 3 to whichever is shorter 10 years or over the lease term,

Furniture, fixtures and equipment 2 to 10 years

Plant and gaming machinery 3 to 5 years

(i) Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group’s long-term debt except for the Aircraft Term Loan as disclosed in Note 12, interest rate swap agreements, the land premium payables for the land use rights where City of Dreams and Studio City are located and the capital lease obligations. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $220,974, $183,647 and $120,021, of which $96,884, $30,987 and $10,410 were capitalized for the years ended December 31, 2014, 2013 and 2012, respectively. No amortization of deferred financing costs were capitalized during the years ended December 31, 2014, 2013 and 2012.

120 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown (Macau) Limited (“Melco Crown Macau”), an indirect subsidiary of the Company and the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k) Goodwill and Intangible Assets, Net

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

(l) Impairment of Long-lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with finite lives based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Group recognizes the assets at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Group evaluates their recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

Melco Crown Entertainment Limited Annual Report 2014 121

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Impairment of Long-lived Assets (Other Than Goodwill) (continued)

During the year ended December 31, 2014, an impairment loss of $4,146 was recognized mainly due to reconfiguration of the entertainment area at City of Dreams and renovation of the casinos at City of Dreams and Altira Macau and the amount were included in the consolidated statements of operations. No impairment losses were recognized during the years ended December 31, 2013 and 2012.

(m) Deferred Financing Costs, Net

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Amortization expense of approximately $28,055, $18,159 and $13,272 were recorded during the years ended December 31, 2014, 2013 and 2012, respectively.

(n) Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(o) Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Grand Hyatt Macau hotel, Hyatt City of Dreams Manila hotel (collectively the “Hyatt Hotels”) and Taipa Square Casino. For the operations of the Hyatt Hotels, the Group is the owner of the hotels property, and the hotel managers operate the hotels under management agreements providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotels business, it is the principal and the transactions of the Hyatt Hotels are therefore recognized on a gross basis. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis.

122 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue Recognition and Promotional Allowances (continued)

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group's casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player's club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2014, 2013 and 2012 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,		
	2014	2013	2012
Rooms	$ 22,282	$ 19,828	$ 16,819
Food and beverage	53,941	43,838	39,014
Entertainment, retail and others	7,683	8,301	7,238
	$ 83,906	$ 71,967	$ 63,071

(p) Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business mainly from loyal slot machine customers and table games patrons. Members earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management's estimates and assumptions regarding the redemption value, age and history with expiration of unused points resulting in a reduction of the accruals.

Melco Crown Entertainment Limited Annual Report 2014 123

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Gaming Taxes

The Group is subject to taxes based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes are determined mainly from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,275,610, $2,479,958 and $2,024,697 for the years ended December 31, 2014, 2013 and 2012, respectively.

(r) Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group has incurred pre-opening costs primarily in connection with City of Dreams Manila and Studio City since December 2012 and July 2011, respectively. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(s) Development Costs

Development costs include costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(t) Advertising and Promotional Expenses

The Group expenses all advertising and promotional expenses as incurred or the first time the advertising takes place. Advertising and promotional expenses included in the accompanying consolidated statements of operations were $47,906, $43,403 and $40,854 for the years ended December 31, 2014, 2013 and 2012, respectively.

(u) Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”), the Macau Pataca (“MOP”) or the Philippine Peso (“PHP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

124 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Share-based Compensation Expenses

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant and actual forfeitures are recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 18.

(w) Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

Melco Crown Entertainment Limited Annual Report 2014 125

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x) Net Income Attributable to Melco Crown Entertainment Limited Per Share

Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

Year Ended December 31,

2014 2013 2012

Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share 1,647,571,547 1,649,678,643 1,645,346,902

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method 12,931,583 14,519,448 12,916,094

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share 1,660,503,130 1,664,198,091 1,658,262,996

126 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x) Net Income Attributable to Melco Crown Entertainment Limited Per Share (continued)

During the years ended December 31, 2014, 2013 and 2012, 2,519,037, nil and 1,901,136 outstanding share options, and 701,681, nil and nil outstanding restricted shares as at December 31, 2014, 2013 and 2012, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

(y) Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility and City of Dreams Project Facility (as defined in Note 12), and forward exchange rate contracts to manage its risks associated exchange rate fluctuations for the interest payments of the RMB Bonds (as defined in Note 12). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

The Group’s outstanding interest rate swap agreements as of December 31, 2014 are disclosed in Note 11. Further information on the Group’s interest rate swap agreements and forward exchange rate contracts are included in Note 12.

(z) Comprehensive Income and Accumulated Other Comprehensive Losses

Comprehensive income includes net income, foreign currency translation adjustments, change in fair value of interest rate swap agreements and forward exchange rate contracts and reclassification to earnings upon settlement of forward exchange rate contracts and is reported in the consolidated statements of comprehensive income.

As of December 31, 2014 and 2013, the Group’s accumulated other comprehensive losses consisted of the following:

December 31,

2014 2013

Foreign currency translation adjustment $(17,130) $(15,592)

Change in the fair value of interest rate swap agreements (19) —

$(17,149) $(15,592)

Melco Crown Entertainment Limited Annual Report 2014 127

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

128 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Recent Changes in Accounting Standards (continued)

Newly Adopted Accounting Pronouncements: (continued)

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for interim and fiscal years beginning after December 15, 2016, and early adoption is not permitted. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

Melco Crown Entertainment Limited Annual Report 2014 129

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Recent Changes in Accounting Standards (continued)

Recent Accounting Pronouncements Not Yet Adopted: (continued)

In June 2014, the FASB issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The guidance is effective for interim and fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance can be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the consolidated financial statements and to all new or modified awards thereafter. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

December 31,

2014 2013

Casino $414,515 $423,963

Hotel 1,728 1,353

Other 6,208 5,898

Sub-total 422,451 431,214

Less: allowance for doubtful debts (168,786) (143,334)

$253,665 $287,880

During the years ended December 31, 2014, 2013 and 2012, the Group has provided allowance for doubtful debts, net of recoveries of $29,979, $43,750 and $26,566 and has directly written off accounts receivable of $7,690, $549 and $1,850, respectively.

Movement of allowance for doubtful debts are as follows:

Year Ended December 31,

2014 2013 2012

At beginning of year $143,334 $113,264 $86,775

Additional allowance, net of recoveries 29,979 43,750 26,566

Reclassified to long-term receivables, net (4,527) (13,680) (77)

At end of year $168,786 $143,334 $113,264

130 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET (CONTINUED)

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group's monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and various settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history.

The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31, 2014	December 31, 2013
Current	$ 155,172	$ 187,377
1–30 days	52,574	57,727
31–60 days	18,719	11,607
61–90 days	3,937	11,878
Over 90 days	23,263	19,291
	$ 253,665	$ 287,880

4. ASSETS HELD FOR SALE

On February 18, 2014, the Group completed the sale of its properties in Macau pursuant to a promissory agreement dated November 20, 2013 signed with a third party. Total consideration amounted to HK$240,000,000 (equivalent to $30,848) which include a cash deposit of HK$10,000,000 (equivalent to $1,285) received by the Group on the date of signing the promissory agreement. During the year ended December 31, 2014, the Group recognized a gain on disposal of assets held for sale of $22,072. As of December 31, 2013, the total net carrying value of the properties held for sale amounted to $8,468.

5. PROPERTY AND EQUIPMENT, NET

	December 31, 2014	December 31, 2013
Cost		
Buildings	$ 2,693,256	$ 2,693,753
Furniture, fixtures and equipment	607,423	449,732
Leasehold improvements	588,454	265,808
Plant and gaming machinery	197,740	162,763
Transportation	84,441	64,687
Construction in progress	1,935,391	868,828
Sub-total	6,106,705	4,505,571
Less: accumulated depreciation and amortization	(1,410,314)	(1,196,725)
Property and equipment, net	$ 4,696,391	$ 3,308,846

Melco Crown Entertainment Limited Annual Report 2014 131

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

5. PROPERTY AND EQUIPMENT, NET (CONTINUED)

As of December 31, 2014 and 2013, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which, in the aggregate, amounted to $219,141 and $102,246, respectively.

During the years ended December 31, 2014, 2013 and 2012, additions to property and equipment amounted to $1,637,305, $912,355 and $283,998, respectively and disposals of property and equipment at carrying amount were $5,667, $2,822 and $1,310, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements was $265,781 and $711, respectively, as of December 31, 2014. The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements was $266,540 and $115, respectively, as of December 31, 2013. Further information of the lease arrangement is included in Note 13.

6. GAMING SUBCONCESSION, NET

December 31,

2014 2013

Deemed cost $900,000 $900,000

Less: accumulated amortization (472,206) (414,969)

Gaming subconcession, net $427,794 $485,031

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2015 through 2021, and approximately $27,135 in 2022.

7. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

132 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

7. GOODWILL AND INTANGIBLE ASSETS, NET (CONTINUED)

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparable.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2014, 2013 and 2012.

8. LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

December 31,

2014 2013

Entertainment production costs $73,819 $72,853

Less: accumulated amortization (34,646) (26,416)

Entertainment production costs, net 39,173 46,437

Advance payments for construction costs 107,563 161,633

Deposits for acquisition of property and equipment 47,158 15,694

Input value-added tax, net 43,841 —

Other deposits and other long-term prepayments 39,708 35,747

Long-term receivables, net 10,115 6,250

Prepayment of deferred financing costs — 79,906

Long-term prepayments, deposits and other assets $287,558 $345,667

Melco Crown Entertainment Limited Annual Report 2014 133

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

8. LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (CONTINUED)

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective useful life of the entertainment show, whichever is shorter.

Advance payments for construction costs are connected with the construction and fit-out cost for City of Dreams, Studio City and City of Dreams Manila.

Input value-added tax, net represents the value-added tax recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila.

Long-term receivables, net represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $24,848 and $20,321 as of December 31, 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013, net amount of current accounts receivable of $8,642 and $17,691 and net amount of allowance for doubtful debts of $4,527 and $13,680, respectively, were reclassified to non-current. During the year ended December 31, 2012, net amount of long-term receivables of $401 was reclassified to current; and net amount of allowance for doubtful debts of $77 was reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

9. LAND USE RIGHTS, NET

	December 31,
	2014	2013
Altira Macau – Medium-term lease (“Taipa Land”)	$146,475	$146,434
City of Dreams – Medium-term lease (“Cotai Land”)	399,578	399,578
Studio City – Medium-term lease (“Studio City Land”)	653,564	653,564
	1,199,617	1,199,576
Less: accumulated amortization	(312,429)	(247,958)
Land use rights, net	$887,188	$951,618

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively.

134 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

9. LAND USE RIGHTS, NET (CONTINUED)

In January 2013, the Group recognized an additional land premium of approximately $2,449 for Taipa Land upon Altira Developments Limited’s (“Altira Developments”), an indirect subsidiary of the Company, acceptance of the initial terms for the revision of the land concession contract issued by the Macau Government further to an amendment request applied by Altira Developments in 2012 for an increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable the final registration of the Taipa Land. In June 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Taipa Land. On July 15, 2013, Altira Developments paid the additional land premium of approximately $2,449 set forth in the final amendment proposal, and accepted the terms of such proposal on July 16, 2013. The land grant amendment process was completed with the publication in the Macau official gazette of such revision on December 18, 2013. Further details on the revised land amendment for Taipa Land is disclosed in Note 23(c).

In March 2013, the Group recognized an additional land premium of approximately $23,344 for Cotai Land upon Melco Crown (COD) Developments Limited’s (“Melco Crown (COD) Developments”), an indirect subsidiary of the Company and Melco Crown Macau’s acceptance of the land grant amendment proposal for the land concession contract of the Cotai Land, issued by the Macau Government in February 2013 further to an amendment request applied by Melco Crown (COD) Developments in 2011. Such amendment proposal contemplated the development of an additional five-star hotel area in replacement of the four-star apartment hotel area included in such land grant, and the extension of the development period of the City of Dreams land grant until the date falling four years after publication of the amendment in the Macau official gazette. In October 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Cotai Land. On October 16, 2013, Melco Crown (COD) Developments paid a portion of the additional land premium of approximately $8,736 set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process for Cotai Land was completed following the publication in the Macau official gazette of such revision on January 29, 2014. Further details on the final land amendment for Cotai Land is disclosed in Note 23(c).

The Studio City Land was acquired upon acquisition of assets and liabilities in July 2011. The cost of Studio City Land was recognized in accordance with proposed amendment terms of the land concession contract issued by the Macau Government and accepted by Studio City Developments Limited (“Studio City Developments”), an indirect subsidiary of the Company, in November 2006. In June 2012, the Group recognized an additional land premium upon Studio City Developments’ acceptance of the final amendment proposal issued by the Macau Government, which was completed with the publication in the Macau official gazette of such proposed amendment on July 25, 2012. Such amendment reflected an increase in the gross floor area for construction and the extension of the development period to 72 months from the date of publication of such amendment contract. Further details on the final land amendment for Studio City Land is disclosed in Note 23(c).

Melco Crown Entertainment Limited Annual Report 2014 135

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

10. ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31, 2014	2013
Within 30 days	$ 12,319	$ 8,429
31–60 days	691	341
61–90 days	381	478
Over 90 days	1,037	577
	$ 14,428	$ 9,825

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2014	2013
Outstanding gaming chips and tokens	$ 237,013	$ 263,663
Gaming tax accruals	171,460	238,920
Construction costs payables	169,053	69,057
Staff cost accruals	117,049	85,118
Customer deposits and ticket sales	80,898	80,421
Property and equipment payables	70,957	24,354
Operating expense and other accruals and liabilities	70,295	57,032
Interest expenses payable	33,544	30,529
Land use rights payable	31,678	50,500
Other gaming related accruals	23,754	29,157
Interest rate swap liabilities	19	—
	$ 1,005,720	$ 928,751

In connection with Studio City Project Facility (as defined in Note 12), Studio City Company Limited ("Studio City Company"), an indirect subsidiary which the Company holds 60% interest, entered into certain floating-for-fixed interest rate swap agreements in September 2014 that will expire in March 2015 to limit its exposure to interest rate risk. Under the interest rate swap agreements, Studio City Company pays a fixed interest rate of 0.28% per annum of the notional amount, and receives variable interest which is based on the applicable Hong Kong Interbank Offered Rate ("HIBOR") for each of the payment dates. All these interest rate swap agreements will expire in March 2015.

As of December 31, 2014, the notional amounts of the outstanding interest rate swap agreements amounted to HK$1,867,199,900 (equivalent to $240,000).

These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses are recognized in the consolidated statements of operations.

As of December 31, 2014, the interest rate swap liabilities of $19 represented the fair values of the interest rate swap agreements.

136 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT

Long-term debt consisted of the following:

December 31, 2014 2013

Studio City Project Facility $1,295,689 $—

2013 Senior Notes 1,000,000 1,000,000

Studio City Notes 825,000 825,000

2011 Credit Facilities 417,166 673,883

Philippine Notes 336,195 —

Aircraft Term Loan 28,731 34,577

3,902,781 2,533,460

Current portion of long-term debt (262,750) (262,566)

$3,640,031 $2,270,894

2011 Credit Facilities

On June 22, 2011, Melco Crown Macau (the “Borrower”) entered into an amendment agreement (the “2011 Credit Facilities”) with certain lenders in respect of a senior secured credit facility (the “City of Dreams Project Facility”), which was entered on September 5, 2007 and which was subsequently amended from time to time, in an aggregate amount of $1,750,000 to fund the City of Dreams project, construction of an integrated entertainment resort complex in Macau. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

On June 30, 2011, the 2011 Credit Facilities, which was subsequently amended from time to time, became effective and among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which are denominated in Hong Kong dollars; (ii) introduced new lenders and removed certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the borrowing group which included the Borrower and certain of its subsidiaries as defined under the City of Dreams Project Facility (the “2011 Borrowing Group”).

Melco Crown Entertainment Limited Annual Report 2014 137

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

2011 Credit Facilities (continued)

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule which commenced on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent specified in the 2011 Credit Facilities and the 2011 Revolving Credit Facility is to be made available on a fully revolving basis to the date that is one month prior to the 2011 Revolving Credit Facility’s final maturity date.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

138 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

2011 Credit Facilities (continued)

The 2011 Credit Facilities also contain certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011. As of December 31, 2014, management believes that the 2011 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of the 2011 Borrowing Group of approximately $3,559,000 and $3,220,000, respectively, were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $2,808, $2,453 and $1,324 were recognized during the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, the 2011 Term Loan Facility has been fully drawn down. During the years ended December 31, 2014 and 2013, the Group repaid HK$1,997,260,800 (equivalent to $256,717) and HK$998,630,400 (equivalent to $128,358), respectively, under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013. The Group repaid HK$1,653,154,570 (equivalent to $212,488) during the year ended December 31, 2013, and accordingly, the entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown as of December 31, 2014 and 2013. As of December 31, 2014 and 2013, the Group had total outstanding borrowings of HK$3,245,548,000 (equivalent to $417,166) and HK$5,242,809,600 (equivalent to $673,883), respectively, under the 2011 Credit Facilities.

Melco Crown Entertainment Limited Annual Report 2014 139

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

2011 Credit Facilities (continued)

During the year ended December 31, 2012, certain floating-for-fixed interest rate swap agreements entered by Melco Crown Macau during the year 2009 to limit the exposure to interest rate risk in connection with the City of Dreams Project Facility expired. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 1.98% per annum of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting and subsequent changes in fair value of the interest rate swap agreements were recognized in the consolidated statements of operations during the year ended December 31, 2012.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”), a wholly-owned subsidiary of the Company, issued and listed the $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”) on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes were general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of payment to all existing and future senior indebtedness of MCE Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

MCE Finance had the option to redeem all or part of the 2010 Senior Notes at any time prior to May 15, 2014, at a “make-whole” redemption price. Thereafter, MCE Finance had the option to redeem all or a portion of the 2010 Senior Notes at any time at fixed redemption prices that declined ratably over time.

Prior to May 15, 2013, MCE Finance had the option to redeem up to 35% of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also had the option to redeem in whole, but not in part of the 2010 Senior Notes at fixed redemption prices.

140 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

2010 Senior Notes (continued)

The indenture governing the 2010 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

There were provisions under the indenture of the 2010 Senior Notes that limited or prohibited certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who were not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20).

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allowed MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as below under the 2013 Senior Notes.

Melco Crown Entertainment Limited Annual Report 2014 141

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

RMB Bonds

On May 9, 2011, the Company issued and listed the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at 100% at par. The RMB Bonds were direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which at all times ranked equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that were both mandatory and of general application. The RMB Bonds would have matured on May 9, 2013 and the interest on the RMB Bonds was accrued at a rate of 3.75% per annum and was payable semi-annually in arrears on May 9 and November 9 of each year, commenced on November 9, 2011.

The Company had the option to redeem in whole, but not in part under certain circumstances as defined in the indenture, the RMB Bonds at any time prior to May 9, 2012 at an additional redemption price. Thereafter, the Company had the option to redeem in whole, but not in part, the RMB Bonds at any time after May 9, 2012 at a fixed redemption price.

The indenture governing the RMB Bonds contained certain negative pledge and financial covenants, providing that the Company should not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company was also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and a leverage ratio.

On March 11, 2013, the Company early redeemed the RMB Bonds in full in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest, which was partially funded from net proceeds from offering of the 2013 Senior Notes (described below). The Group wrote off the unamortized deferred financing costs of $586 immediately before redemption of the RMB Bonds as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013.

142 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Deposit-Linked Loan

On May 20, 2011, the Company entered into a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan would have matured on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bore interest at a rate of 2.88% per annum and was payable semi-annually in arrears on May 8 and November 8 of each year, commenced on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable at fixed exchange rates on November 9, 2011 and May 9, 2012, respectively, and during the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable at fixed exchange rate on November 9, 2012. During the year ended December 31, 2012, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 was reclassified from accumulated other comprehensive losses to interest expenses.

On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), an indirect subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2014, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft. As of December 31, 2014 and 2013, the carrying value of aircraft was $40,974 and $46,437, respectively.

Melco Crown Entertainment Limited Annual Report 2014 143

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

2013 Senior Notes

On February 7, 2013, MCE Finance issued and listed $1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”) and priced at 100% at par on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to (i) repurchase in full the 2010 Senior Notes of $600,000 and fund the related redemption costs of the 2010 Senior Notes of $102,497 and (ii) for the partial repayment of the RMB Bonds on March 11, 2013. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred financing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2013 which represented the portion of the underwriting fee and other third party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third party costs of $6,523 were capitalized as deferred financing costs.

MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time.

144 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

2013 Senior Notes (continued)

MCE Finance has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also has the option to redeem in whole, but not in part of the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2014, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of MCE Finance and its restricted subsidiaries of approximately $3,639,000 and $3,296,000, respectively, were restricted from being distributed under the terms of the 2013 Senior Notes.

Melco Crown Entertainment Limited Annual Report 2014 145

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), an indirect subsidiary which the Company holds 60% interest, issued and listed the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and priced at 100% at par on the SGX-ST. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”), a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company, a wholly-owned indirect subsidiary of Studio City Finance, or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

146 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Studio City Notes (continued)

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance used the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of Studio City Finance (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and were available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), and is restricted for use to pay future interest payments until the opening date (the “Opening Date”) of the Studio City project as defined in the Studio City Project Facility.

Concurrent with the submission of the first utilization request under the Studio City Project Facility on January 10, 2014, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 was released from the Note Interest Reserve Account and deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility. During the years ended December 31, 2014 and 2013, Studio City Finance paid Studio City Notes interest expenses amounting to $70,125 and $71,099, respectively, with funds from the Note Interest Reserve Account. The remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”) on the Opening Date. The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account and the Revenue Account.

As of December 31, 2014, the Group classified the balance of the Note Interest Reserve Account of $63,340 as current portion of restricted cash, while the balance of Note Debt Service Reserve Account of $35,064 as non-current portion of restricted cash on the consolidated balance sheets.

Melco Crown Entertainment Limited Annual Report 2014 147

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Studio City Notes (continued)

The Studio City Notes were subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility was not executed on or before March 31, 2013; and ii) the funds were not released from the Note Proceeds Account prior to January 28, 2014, the date that was one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second conditions were satisfied and the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of Studio City Finance (the “Note Disbursement Account”) for the Studio City project cost payments on January 17, 2014.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are financed in the following order:

the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 are used until it has been exhausted;

thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and

thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

Studio City Finance has the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Studio City Finance also has the option to redeem in whole, but not in part of the Studio City Notes at fixed redemption prices.

148 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Studio City Notes (continued)

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2014, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of Studio City Finance and its restricted subsidiaries of approximately $102,000 and $171,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On January 28, 2013, Studio City Company (the “Studio City Borrower”) and certain lenders (the “Studio City Lenders”) executed a senior secured credit facilities denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”), pursuant to substantially all the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered on October 19, 2012 by the Studio City Borrower, the Studio City Lenders, the Company and New Cotai Investments, LLC (“New Cotai Investments”), an indirect noncontrolling shareholder who owns 40% interest in Studio City Borrower, to fund the Studio City project. The Studio City Project Facility consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on the earlier of (i) December 31, 2016, the first fiscal quarter end date falling not less than 45 months after January 28, 2013; and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent were satisfied until July 28, 2014, the date falling 18 months after January 28, 2013. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date.

Melco Crown Entertainment Limited Annual Report 2014 149

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Studio City Project Facility (continued)

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”).

The Studio City Borrower may make voluntary prepayments in respect of the Studio City Project Facility in a minimum amount of HK$100,000,000 (equivalent to $12,853), plus the amount of any applicable break costs. The Studio City Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the Studio City Borrowing Group, including but not limited to: (i) net termination or claim proceeds under the Studio City Borrowing Group’s land concessions, certain construction agreements or finance or project documents, subject to certain exceptions; (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $5,000; (iii) the net proceeds received by any member of the Studio City Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the Studio City Borrowing Group (subject to certain exceptions); (iv) 50% of the net proceeds of any permitted equity issuance of any member of the Studio City Borrowing Group; (v) the net proceeds of any debt issuance of any member of the Studio City Borrowing Group, subject to certain exceptions; (vi) insurance proceeds net of expenses to obtain such proceeds under the property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $10,000; and (vii) certain percentage of excess cash in accordance with leverage test.

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau relating solely to the operation of the Studio City gaming area are pledged as security for the Studio City Project Facility and related finance documents.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) paying dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility also contains certain financial covenants and the first test date of these financial covenants is the earlier of June 30, 2016 and the end of the second full financial quarter after Opening Date. As of December 31, 2014, management believes that Studio City Borrowing Group was in compliance with each of the financial restrictions and requirements.

150 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Studio City Project Facility (continued)

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of Studio City Investments and its restricted subsidiaries of approximately $175,000 and $217,000, respectively, were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013. The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $15,153 and $23,190, respectively, during the years ended December 31, 2014 and 2013.

In connection with the Studio City Project Facility, Studio City International Holdings Limited (“Studio City International”), an intermediate holding company of Studio City Finance and an indirect subsidiary which the Company holds 60% interest, is required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International has deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2014 and 2013. The Cash Collateral is required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with. As of December 31, 2014 and 2013, the Cash Collateral is classified as non-current portion of restricted cash in the consolidated balance sheets.

The Studio City Borrower had not drawn down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the year ended December 31, 2013. On July 28, 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down. As of December 31, 2014, the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future draw down, subject to satisfaction of certain conditions precedent.

Melco Crown Entertainment Limited Annual Report 2014 151

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Studio City Project Facility (continued)

The Studio City Borrower is required to, within 120 days after the drawdown of the Studio City Project Facility, enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the Studio City Notes are subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. Since the Studio City Borrower drew down the Studio City Term Loan Facility on July 28, 2014, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements in September 2014 to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower pays a fixed interest rate of 0.28% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment dates. All these interest rate swap agreements will expire in March 2015. These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were recognized in the consolidated statements of operations. No hedge agreement has been entered as at December 31, 2013 as the Studio City Borrower has not drawn down on the Studio City Project Facility.

Philippine Notes

On January 24, 2014, MCE Leisure issued PHP15 billion 5% senior notes, due 2019 (the “Philippine Notes”) (equivalent to $336,825 based on exchange rate on transaction date) at par of 100% of the principal amount and offered to certain primary institutional lenders as noteholders via private placement in the Philippines, which was priced on December 19, 2013.

The Philippine Notes are general obligations of MCE Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment with all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure.

152 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Philippine Notes (continued)

The Philippine Notes are guaranteed by MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure; and irrevocably and unconditionally by MCE on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Philippine Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commenced on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of approximately PHP230,769,000 (equivalent to $5,182 based on exchange rate on transaction date), was approximately PHP14,769,231,000 (equivalent to $331,643 based on exchange rate on transaction date). MCE Leisure used the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at 100% of the principal amount plus applicable premium as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries ability, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger. As of December 31, 2014, management believes that MCE Leisure was in compliance with each of the financial restrictions and requirements.

The Philippine Notes are exempted from registration with the Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by the Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders, accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B) which limit the assignment and transfer of the Philippine Notes to primary institutional lenders only and to be held by not more than nineteen primary institutional lenders at any time before maturity of the Philippine Notes.

Melco Crown Entertainment Limited Annual Report 2014 153

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Total interest on long-term debt consisted of the following:

	Year Ended December 31, 2014	2013	2012
Interest for Studio City Notes**	$ 70,125	$ 71,099	$ 5,844
Interest for 2013 Senior Notes**	50,000	44,998	—
Interest for Studio City Project Facility*	26,321	—	—
Interest for Philippine Notes*	19,751	—	—
Interest for 2011 Credit Facilities*	11,337	16,841	21,849
Interest for Aircraft Term Loan*	998	1,191	705
Interest for 2010 Senior Notes	—	6,028	61,500
Amortization of discount in connection with issuance of 2010 Senior Notes	—	71	801
Interest for RMB Bonds	—	2,610	13,666
Interest for Deposit-Linked Loan	—	1,728	10,064
	178,532	144,566	114,429
Interest capitalized	(82,761)	(25,259)	(7,900)
	$ 95,771	$ 119,307	$ 106,529

* Long-term debt repayable within five years

** Long-term debt repayable after five years

During the years ended December 31, 2014, 2013 and 2012, the Group's average borrowing rates were approximately 5.41%, 5.36% and 5.06% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2014 are as follows:

Year ending December 31,	
2015	$ 262,750
2016	322,150
2017	161,897
2018	991,336
2019	339,648
Over 2019	1,825,000
	$ 3,902,781

The long-term debt are repayable as follows:

	December 31, 2014	2013
Within one year	$ 262,750	$ 262,566
More than one year, but not exceeding two years	322,150	262,749
More than two years, but not exceeding five years	1,492,881	179,697
More than five years	1,825,000	1,828,448
	3,902,781	2,533,460
Less: Amounts due within one year classified as current liabilities	(262,750)	(262,566)
	$ 3,640,031	$ 2,270,894

154 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

13. CAPITAL LEASE OBLIGATIONS

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 22(a)) for lease of the land and certain of the building structures for City of Dreams Manila which expected to be expired on July 11, 2033, became effective upon completion of closing arrangement conditions and with minor changes from the original terms.

Apart from the MCP Lease Agreement, the Group entered into lease agreements with third parties of lease of certain property and equipment during the years ended December 31, 2014 and 2013.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital lease at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2014 are as follows:

Year ending December 31, 2015 $25,289

Year ending December 31, 2016 33,478

Year ending December 31, 2017 36,481

Year ending December 31, 2018 39,916

Year ending December 31, 2019 43,620

Over 2019 755,174

Total minimum lease payments 933,958

Less: amounts representing interest (632,419)

Present value of minimum lease payments 301,539

Current portion (23,512)

Non-current portion $278,027

14. OTHER LONG-TERM LIABILITIES

December 31,

2014 2013

Construction costs and property and equipment retention payables $59,162 $20,679

Staff cost accruals and others 20,750 —

Deferred rent liabilities 12,296 7,626

Other deposits received 1,233 187

$93,441 $28,492

Melco Crown Entertainment Limited Annual Report 2014 155

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

15. FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2014 and 2013, which included the Studio City Project Facility, the 2013 Senior Notes, the Studio City Notes, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $3,878,381 and $2,585,768, respectively, as compared to its carrying value of $3,902,781 and $2,533,460, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes and the Studio City Notes. Fair value for the Studio City Project Facility, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying value of land use rights payable approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2014, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

156 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

15. FAIR VALUE MEASUREMENTS (CONTINUED)

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. As of December 31, 2014, the interest rate swap agreements carried at fair value and the fair value of these interest rate swap agreements approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements represented a level 2 measurement in the fair value hierarchy.

16. CAPITAL STRUCTURE

Ordinary and Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan as described in Note 18; and iii) the shares repurchased by the Company under the Stock Repurchase Program (as described below) pending for retirement.

New Shares Issued by the Company

During the years ended December 31, 2014, 2013 and 2012, the Company issued nil, 8,574,153 and 4,958,293 ordinary shares to its depository bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 1,068,534, 1,297,902 and 1,276,634 of these ordinary shares upon vesting of restricted shares; and 928,299, 3,064,302 and 2,966,955 of these ordinary shares upon exercise of share options during the years ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, 2013 and 2012, the Company had a balance of 13,482,154, 15,478,987 and 11,267,038 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options.

Melco Crown Entertainment Limited Annual Report 2014 157

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

16. CAPITAL STRUCTURE (CONTINUED)

Ordinary and Treasury Shares (continued)

Shares Purchased under a Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADS from NASDAQ for the purpose of satisfying its obligation to deliver ADS under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee can purchase ADS from the open market at the price range to be determined by the Company’s management from time to time. This Share Purchase Program may be terminated by the Company at any time. The purchased ADSs are to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares.

During the year ended December 31, 2014, 69,426 ADSs, equivalent to 208,278 ordinary shares were purchased under a trust arrangement from NASDAQ at an average market price of $24.79 per ADS or $8.26 per share (including commissions), and 467,121 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. During the year ended December 31, 2013, 373,946 ADSs, equivalent to 1,121,838 ordinary shares were purchased under a trust arrangement from NASDAQ at an average market price of $23.45 per ADS or $7.82 per share (including commissions), and 378,579 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. As of December 31, 2014 and 2013, the shares purchased under trust arrangement has a balance of 484,416 and 743,259 ordinary shares, respectively, for future issuance upon vesting of restricted shares.

Shares Repurchased for Retirement

On August 7, 2014, the Board of Directors of the Company authorized the repurchase of the Company’s ADS of up to an aggregate of $500,000 under a stock repurchase program (“Stock Repurchase Program”), which remains valid until the expiry or revocation of the share repurchase mandate granted by the shareholders, upon conclusion of the next annual general meeting of the Company to be held in 2015, for shares retirement. Under the Stock Repurchase Program, the Company can repurchase ADS from the open market at the price range determined by the Company’s management from time to time. This Stock Repurchase Program may be terminated by the Company at any time prior to the expiration of the Stock Repurchase Program.

158 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

16. CAPITAL STRUCTURE (CONTINUED)

Ordinary and Treasury Shares (continued)

Shares Repurchased for Retirement (continued)

During the year ended December 31, 2014, 12,216,448 ADSs, equivalent to 36,649,344 ordinary shares were repurchased under the Stock Repurchase Program from NASDAQ in aggregate for $300,495 (including commissions), at an average market price of $24.60 per ADS or $8.20 per share, of which 32,931,528 ordinary shares repurchased under the Stock Repurchase Program were retired. As of December 31, 2014, the shares repurchased had a balance of 3,717,816 ordinary shares for future shares retirement and these remaining repurchased ordinary shares were subsequently retired in January 2015.

As of December 31, 2014, 2013 and 2012, the Company had 1,633,701,920, 1,666,633,448 and 1,658,059,295 issued ordinary shares, and 17,684,386, 16,222,246 and 11,267,038 treasury shares, with 1,616,017,534, 1,650,411,202 and 1,646,792,257 issued ordinary shares outstanding, respectively.

17. INCOME TAXES

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the Philippines and other jurisdictions, respectively, during the years ended December 31, 2014, 2013 and 2012. The Company’s subsidiary incorporated in the United States of America and dissolved in June 2013, is subject to income tax in the United States of America up to the date of dissolution in 2013 and during the year ended December 31, 2012.

Pursuant to the approval notices issued by the Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by the Macau Government in April 2011.

Melco Crown Entertainment Limited Annual Report 2014 159

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

17. INCOME TAXES (CONTINUED)

The Macau Government has granted to subsidiaries of the Company, Altira Hotel Limited ("Altira Hotel"), in 2007, and Melco Crown (COD) Hotels Limited ("Melco Crown (COD) Hotels"), in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such declaration of utility purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The grant of further vehicle tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

The provision for income tax consisted of:

	Year Ended December 31,		
	2014	2013	2012
Income tax provision for current year:			
Macau Complementary Tax	$ 2,761	$ 41	$ 203
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	5,590	—
Hong Kong Profits Tax	1,171	654	513
Income tax in other jurisdictions	622	99	238
Sub-total	7,349	6,384	954
(Over) under provision of income tax in prior years:			
Macau Complementary Tax	(57)	(417)	(171)
Hong Kong Profits Tax	124	(2)	32
Income tax in other jurisdictions	91	8	1
Sub-total	158	(411)	(138)
Deferred tax (credit) charge:			
Macau Complementary Tax	(3,917)	(3,543)	(3,676)
Hong Kong Profits Tax	(22)	12	(81)
Income tax in other jurisdictions	(532)	(1)	(2)
Sub-total	(4,471)	(3,532)	(3,759)
Total income tax expense (credit)	$ 3,036	$ 2,441	$ (2,943)

160 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

17. INCOME TAXES (CONTINUED)

A reconciliation of the income tax expense (credit) to income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,		
	2014	2013	2012
Income before income tax	$ 530,422	$ 580,454	$ 395,729
Macau Complementary Tax rate	12%	12%	12%
Income tax expense at Macau Complementary Tax rate	63,651	69,654	47,487
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	5,590	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(25,416)	(9,642)	(556)
Under (over) provision in prior years	158	(411)	(138)
Effect of income for which no income tax expense is payable	(2,272)	(395)	(714)
Effect of expenses for which no income tax benefit is receivable	12,441	26,557	17,317
Effect of profits generated by gaming operations exempted from Macau Complementary Tax	(109,189)	(125,702)	(88,491)
Change in valuation allowance	60,868	36,790	22,152
	$ 3,036	$ 2,441	$ (2,943)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2014, 2013 and 2012, if applicable. Income tax in other jurisdictions for the years ended December 31, 2014, 2013 and 2012 were provided mainly for the profits of the representative offices and branches set up by a subsidiary of the Company in the region where they operate. For the year ended December 31, 2014, the provision for current income tax of one of the Company's subsidiaries in the Philippines has been provided at 30% on the estimated taxable income and offset with a benefit from deferred income tax recognized up to the amount of income tax provided. No provisions for income tax for other subsidiaries of the Company in the Philippines for the years ended December 31, 2014, 2013 and 2012 and in the United States of America for the years ended December 31, 2013 and 2012 were provided as the subsidiaries incurred tax losses.

Melco Crown Entertainment Limited Annual Report 2014 161

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

17. INCOME TAXES (CONTINUED)

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2014, 2013 and 2012, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to Melco Crown Entertainment Limited for the years ended December 31, 2014, 2013 and 2012 would have been decreased by $109,189, $125,702 and $88,491, respectively. The basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.066 and $0.066 per share for the year ended December 31, 2014, $0.076 and $0.076 per share for the year ended December 31, 2013 and $0.054 and $0.053 per share for the year ended December 31, 2012, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively from 2012 through 2016, coinciding with the 5-year extension of the tax holiday as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2013 and 2012.

The effective tax rates for the years ended December 31, 2014, 2013 and 2012 were 0.6%, 0.4% and negative rate of 0.7%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2014, 2013 and 2012.

162 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

17. INCOME TAXES (CONTINUED)

The net deferred tax liabilities as of December 31, 2014 and 2013 consisted of the following:

December 31,

2014 2013

Deferred tax assets

Net operating loss carried forwards $94,280 $66,744

Depreciation and amortization 13,377 11,100

Deferred deductible expenses 4,402 3,861

Deferred rents 12,896 5,001

Others 9,527 1,997

Sub-total 134,482 88,703

Valuation allowance

Current (18,626) (19,415)

Long-term (109,301) (69,195)

Sub-total (127,927) (88,610)

Total deferred tax assets 6,555 93

Deferred tax liabilities

Land use rights (55,683) (60,090)

Intangible assets (505) (505)

Unrealized capital allowance (2,821) (2,211)

Others (5,848) —

Total deferred tax liabilities (64,857) (62,806)

Deferred tax liabilities, net $(58,302) $(62,713)

As of December 31, 2014 and 2013, valuation allowance of $127,927 and $88,610 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2014, adjusted operating tax loss carry forwards, amounting to $153,845, $177,728 and $245,405 will expire in 2015, 2016 and 2017, respectively. Adjusted operating tax loss carried forwards of $159,715 has expired during the year ended December 31, 2014.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately $11,447 and $18,175 as at December 31, 2014 and 2013, respectively, are considered to be indefinitely reinvested and the amounts as of December 31, 2014 and 2013 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $1,717 and $2,725 as at December 31, 2014 and 2013, respectively.

Melco Crown Entertainment Limited Annual Report 2014 163

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

17. INCOME TAXES (CONTINUED)

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2014 and 2013, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the United States of America and the Philippines are 6 years, 5 years, 3 years and 3 years, respectively.

18. SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The new share incentive plan (“2011 Share Incentive Plan”) as described below was effective immediately after the listing of the Company’s ordinary shares on the Main Board of the Hong Kong Stock Exchange on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Accordingly, no share option and restricted share were granted under the 2006 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012.

164 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

2006 Share Incentive Plan (continued)

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

Weighted Weighted

Average Average

Number Exercise Remaining Aggregate

of Share Price per Contractual Intrinsic

Options Share Term Value

Outstanding as at January 1, 2012 20,916,462 $1.55

Exercised (2,966,955) 1.22

Forfeited (1,110,843) 1.63

Expired (6,510) 1.01

Outstanding as at December 31, 2012 16,832,154 1.61

Exercised (2,967,372) 1.50

Forfeited (82,380) 2.07

Expired (4,989) 1.01

Outstanding as at December 31, 2013 13,777,413 1.63

Exercised (853,905) 2.06

Expired (6,087) 1.01

Outstanding as at December 31, 2014 12,917,421 $1.60 4.60 $88,730

Exercisable as at December 31, 2014 12,917,421 $1.60 4.60 $88,730

A summary of share options vested under the 2006 Share Incentive Plan at December 31, 2014 are presented below:

Vested

Weighted Weighted

Average Average

Number Exercise Remaining Aggregate

of Share Price per Contractual Intrinsic

Options Share Term Value

Range of exercise prices per share

($1.01 – $5.06) (Note) 12,917,421 $1.60 4.60 $88,730

Note: 1,615,101 share options vested and 6,087 share options expired during the year ended December 31, 2014.

As of December 31, 2014, there was no unvested share options under the 2006 Share Incentive Plan. Share options of 853,905, 2,967,372 and 2,966,955 were exercised and proceeds amounted to $1,758, $4,463 and $3,632 were recognized during the years ended December 31, 2014, 2013 and 2012, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2014, 2013 and 2012 were $5,472, $34,330 and $13,022, respectively. As of December 31, 2014, there was no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

Melco Crown Entertainment Limited Annual Report 2014 165

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

2006 Share Incentive Plan (continued)

Restricted Shares

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

Weighted

Number of Average Grant

Restricted Date Fair

Shares Value

Unvested as at January 1, 2012 4,002,503 $2.22

Vested (1,276,634) 2.49

Forfeited (486,984) 1.66

Unvested as at December 31, 2012 2,238,885 2.19

Vested (1,297,902) 2.04

Forfeited (38,313) 2.12

Unvested as at December 31, 2013 902,670 2.42

Vested (902,670) 2.42

Unvested as at December 31, 2014 — $—

The total fair values at date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the years ended December 31, 2014, 2013 and 2012 were $2,182, $2,643 and $3,181, respectively. As of December 31, 2014, there was no unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares and other types of awards. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2014 and 2013, 92,621,404 and 94,688,953 ordinary shares remain available for the grant of various share-based awards under the 2011 Share Incentive Plan, respectively.

166 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012, with the exercise price for share options granted in 2014 and 2013 determined at the higher of the closing price on the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange, while the exercise price for share options granted in 2012 determined at the closing price on the date of grant. These share options became exercisable over vesting periods of three to four years. The share options granted expire 10 years from the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2014, 2013 and 2012:

December 31,

2014 2013 2012

Expected dividend yield 1.11% — —

Expected stock price volatility 69.56% 65.50% 67.82%

Risk-free interest rate 2.04% 0.82% 1.01%

Expected average life of options (years) 6.1 5.1 5.1

Melco Crown Entertainment Limited Annual Report 2014 167

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

Share Options (continued)

A summary of share options activity under the 2011 Share Incentive Plan as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

Weighted Weighted

Average Average

Number Exercise Remaining Aggregate

of Share Price per Contractual Intrinsic

Options Share Term Value

Outstanding as at January 1, 2012 — $—

Granted 1,934,574 4.70

Forfeited (33,438) 4.70

Outstanding as at December 31, 2012 1,901,136 4.70

Granted 1,388,793 8.42

Exercised (96,930) 4.70

Forfeited (120,834) 6.00

Expired (1,830) 4.70

Outstanding as at December 31, 2013 3,070,335 6.33

Granted 1,320,693 12.89

Exercised (74,394) 5.34

Forfeited (155,865) 9.84

Outstanding as at December 31, 2014 4,160,769 $8.30 8.18 $6,249

Exercisable as at December 31, 2014 1,494,933 $5.78 7.57 $4,023

A summary of share options vested and expected to vest under the 2011 Share Incentive Plan at December 31, 2014 are presented below:

Vested

Weighted Weighted

Average Average

Number Exercise Remaining Aggregate

of Share Price per Contractual Intrinsic

Options Share Term Value

Range of exercise prices per share

($4.70 – $8.42) (Note) 1,494,933 $5.78 7.57 $4,023

Note: 1,046,418 share options vested and no share options expired during the year ended December 31, 2014.

Expected to Vest

Weighted Weighted

Average Average

Number Exercise Remaining Aggregate

of Share Price per Contractual Intrinsic

Options Share Term Value

Range of exercise prices per share

($4.70 – $12.98) 2,665,836 $9.71 8.53 $2,226

168 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

Share Options (continued)

The weighted average fair value of share options granted under the 2011 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012 were $7.11, $4.50 and $2.44, respectively. Share options of 74,394 and 96,930 were exercised and proceeds amounts to $397 and $455 were recognized during the years ended December 31, 2014 and 2013, respectively. The total intrinsic value of share options exercised for the years ended December 31, 2014 and 2013 were $232 and $812, respectively. No share option was exercised for the year ended December 31, 2012. As of December 31, 2014, there was $9,556 unrecognized compensation costs related to unvested share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.93 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012. These restricted shares have vesting periods of three to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant.

A summary of the status of the 2011 Share Incentive Plan’s restricted shares as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

Weighted

Number of Average Grant

Restricted Date Fair

Shares Value

Unvested at January 1, 2012 — $—

Granted 1,170,612 4.43

Forfeited (16,722) 4.43

Unvested at December 31, 2012 1,153,890 4.43

Granted 817,068 8.27

Vested (378,579) 4.43

Forfeited (60,420) 5.77

Unvested at December 31, 2013 1,531,959 6.43

Granted 746,856 12.42

Vested (632,985) 6.04

Forfeited (77,938) 9.57

Unvested at December 31, 2014 1,567,892 $9.28

The total fair value at date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the years ended December 31, 2014 and 2013 were $3,821 and 1,676, respectively. No restricted shares under the 2011 Share Incentive Plan were vested during the year ended December 31, 2012. As of December 31, 2014, there was $9,785 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.91 years.

Melco Crown Entertainment Limited Annual Report 2014 169

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

MCP Share Incentive Plan

MCP operates a share incentive plan (the “MCP Share Incentive Plan”) to promote the success and enhance the value of MCP, by linking personal interests of members of the Board, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders of MCP. On June 21, 2013, the MCP Share Incentive Plan, with amendments, were approved by MCP shareholders at MCP annual stockholders meeting and the Company’s shareholders at its extraordinary general meeting respectively. The MCP Share Incentive Plan became effective on June 24, 2013, the date of the Philippine SEC approved such amendments. Under the MCP Share Incentive Plan, MCP may grant various share-based awards, including but not limited to, options to purchase the MCP common shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of common shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of December 31, 2014 and 2013, 57,075,917 and 47,098,936 MCP common shares remain available for the grant of various share-based awards under the MCP Share Incentive Plan, respectively.

Share Options

For the year ended December 31, 2014, MCP granted 9,543,186 share options to certain personnel under the MCP Share Incentive Plan, with the exercise price for 4,861,003 share options determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant. The exercise price for 4,682,183 share options is fixed at $0.19 per share, with the same exercise price with the share options granted on June 28, 2013 on the bases approved by MCP’s management that these personnel would contribute significantly to the pre-opening of City of Dreams Manila and joined MCP and its subsidiaries (collectively referred to as the “MCP Group”) prior to March 31, 2014. These share options became exercisable over different vesting periods of around three years. For the year ended December 31, 2013, MCP granted share options to certain personnel under the MCP Share Incentive Plan with the exercise price determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant. These share options became exercisable over a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. All share options granted expire 10 years after the date of grant.

170 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

MCP Share Incentive Plan (continued)

Share Options (continued)

MCP uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of the Company. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term.

The fair value per option under the MCP Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2014 and 2013:

December 31,

2014 2013

Expected dividend yield — —

Expected stock price volatility 40.00% 45.00%

Risk-free interest rate 3.77% 3.73%

Expected average life of options (years) 5.2 5.0

A summary of share options activity under the MCP Share Incentive Plan as of December 31, 2014, and changes during the years ended December 31, 2014 and 2013 are presented below:

Weighted Weighted

Average Average

Exercise Remaining Aggregate

Number of Price per Contractual Intrinsic

Share Options Share Term Value

Outstanding as at January 1, 2013 — $—

Granted 120,826,336 0.19

Forfeited (4,682,183) 0.19

Outstanding as at December 31, 2013 116,144,153 0.19

Granted 9,543,186 0.24

Forfeited (1,560,727) 0.19

Outstanding as at December 31, 2014 124,126,612 $0.19 8.56 $14,149

As of December 31, 2014, no share options granted under the MCP Share

Incentive Plan were vested and exercisable.

Melco Crown Entertainment Limited Annual Report 2014 171

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

MCP Share Incentive Plan (continued)

Share Options (continued)

A summary of share options expected to vest under the MCP Share Incentive Plan as of December 31, 2014 are presented below:

	Expected to Vest			
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($0.19 – $0.30)	124,126,612	$ 0.19	8.56	$ 14,149

The weighted average fair value of share options granted under the MCP Share Incentive Plan during the years ended December 31, 2014 and 2013 were $0.14 and $0.09, respectively. As of December 31, 2014, there was $5,445 unrecognized compensation costs related to share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.52 years.

Restricted Shares

For the year ended December 31, 2014, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with vesting periods of around three years. For the year ended December 31, 2013, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. The grant date fair value is determined with reference to the market closing price of the MCP common shares at the date of grant.

A summary of the status of the MCP Share Incentive Plan's restricted shares as of December 31, 2014, and changes during the years ended December 31, 2014 and 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	—	$ —
Granted	60,413,167	0.19
Forfeited	(2,341,091)	0.19
Unvested as at December 31, 2013	58,072,076	0.19
Granted	7,079,775	0.29
Forfeited	(780,365)	0.19
Unvested as at December 31, 2014	64,371,486	$ 0.20

172 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

MCP Share Incentive Plan (continued)

Restricted Shares (continued)

No restricted shares under the MCP Share Incentive Plan were vested during the years ended December 31, 2014 and 2013. As of December 31, 2014, there was $6,596 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.59 years.

The impact of share options and restricted shares for the Group for the years ended December 31, 2014, 2013 and 2012 recognized in the consolidated financial statements is as follows:

Year Ended December 31,

2014 2013 2012

2006 Share Incentive Plan

Share options $579 $3,234 $4,033

Restricted shares 492 2,188 2,464

Sub-total 1,071 5,422 6,497

2011 Share Incentive Plan

Share options 5,590 2,775 1,179

Restricted shares 5,915 3,052 1,297

Sub-total 11,505 5,827 2,476

MCP Share Incentive Plan

Share options 3,631 1,756 —

Restricted shares 4,194 1,982 —

Sub-total 7,825 3,738 —

Total share-based compensation expenses recognized in general and administrative expenses $20,401 $14,987 $8,973

Melco Crown Entertainment Limited Annual Report 2014 173

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

19. EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees and executive officers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

Employees

Macau

Employees employed by the Group in Macau are members of government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau Government and the Group is required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. The obligation of the Group with respect to the SSF Scheme operated by the Macau Government is to make the required contributions under the scheme.

The Group provided option for its qualifying employees in Macau to participate in voluntary defined contribution schemes (the “Macau Schemes”) operated by the Group in Macau. The Group contributes a fixed percentage of the eligible employees’ base salaries or fixed amount to the Macau Schemes. The Group’s contributions to the Macau Schemes are vested to employees in accordance to a vesting schedule with full vesting in 10 years from date of employment. The Macau Schemes were established under trust with the assets of the funds held separately from those of the Group by independent trustees in Macau.

Hong Kong

Employees employed by the Group in Hong Kong and certain employees employed by the Group in other jurisdictions are members of Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by the Group in Hong Kong. The Group is required to contribute a fixed percentage of the employee’s base salaries to the MPF Scheme, which included the Group’s mandatory portion. The excess of contributions over the Group’s mandatory portion are treated as the Group’s voluntary contribution and are vested to the employee in accordance to a vesting schedule with full vesting in 10 years from date of employment. The Group’s mandatory contributions to the MPF Scheme are fully and immediately vested to the employee once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

The Philippines

Employees employed by MCP Group in the Philippines are members of government-managed Social Security System Scheme (the “SSS Scheme”) operated by the Philippine Government and MCP Group is required to pay at a certain percentage of the employees’ relevant income and met the minimum mandatory requirements of the SSS Scheme to fund the benefits. The only obligation of MCP Group with respect to the SSS Scheme operated by the Philippine Government is to make the required contributions under the scheme.

174 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

19. EMPLOYEE BENEFIT PLANS (CONTINUED)

Employees (continued)

Other Jurisdictions

The Group’s subsidiaries in certain other jurisdictions operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

Executive Officers

Executive officers employed by the Group are members of the MPF Scheme operated by the Group in Hong Kong. The Group is required to contribute a fixed percentage of the executive officers’ base salaries to the MPF scheme, which included the Group’s mandatory portion. The excess of contributions over the Group’s mandatory portion are treated as the Group’s voluntary contribution and are vested to the executive officers in accordance to a vesting schedule with full vesting in 10 years from date of employment. The Group’s mandatory contributions to the MPF scheme are fully and immediately vested to the executive officer once they are paid. The MPF was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

During the years ended December 31, 2014, 2013 and 2012, the Group’s contributions into the defined contribution plans were $14,823, $8,522 and $5,303, respectively.

20. DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2014 and 2013, the balance of the reserve amounted to $31,202 and $31,201, respectively.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

Melco Crown Entertainment Limited Annual Report 2014 175

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

20. DISTRIBUTION OF PROFITS (CONTINUED)

The indenture governing the 2013 Senior Notes and the 2010 Senior Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its respective restricted subsidiaries.

The indenture governing the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Finance and its restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Investments and its restricted subsidiaries.

21. DIVIDENDS

On February 25, 2014, the Company’s Board of Directors adopted a new dividend policy (the “New Dividend Policy”). Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide its shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of the Company’s annual consolidated net income attributable to Melco Crown Entertainment Limited, commencing from the first quarter of 2014. The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

On April 16, 2014, the Company paid a special dividend of $0.1147 per share and recorded $189,459 as a distribution against share premium.

On June 6, 2014, September 4, 2014 and December 4, 2014, the Company paid quarterly dividends of $0.0431, $0.0259 and $0.0239 per share, respectively, under the New Dividend Policy. During the year ended December 31, 2014, the Company recorded $153,259 as a distribution against retained earnings.

The total amount of special and quarterly dividends of $342,718 were paid during the year ended December 31, 2014.

On February 12, 2015, a quarterly dividend of $0.0171 per share has been declared by the Board of Directors of the Company and payable on March 16, 2015 to the shareholders of records as of March 4, 2015.

During the years ended December 31, 2013 and 2012, the Company did not declare or pay any cash dividends on the ordinary shares.

176 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

22. PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a) Provisional License

On October 25, 2012, further to the Cooperation Agreement as mentioned in item (b) below, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of March 13, 2013, the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees including SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation, SM Commercial Properties, Inc. and SM Development Corporation (collectively the “SM Group”), PremiumLeisure and Amusement, Inc. (“PLAI”) and Belle under the Provisional License in their dealings with PAGCOR. SM Group, Belle and PLAI are collectively referred to as the “Philippine Parties”. As a result, MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP, and its subsidiaries including MCE Leisure (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869, will expire on July 11, 2033. Further details of the terms and commitments under the Provisional License are included in Note 23(c).

(b) Cooperation Agreement

On March 13, 2013, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 between MCE Holdings Group and the Philippine Parties became effective upon completion of the closing arrangement conditions with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Provisional License and the operation and management of City of Dreams Manila until the expiry of the Provisional License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitment under the Cooperation Agreement are included in Note 23(c).

Melco Crown Entertainment Limited Annual Report 2014 177

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

22. PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA (CONTINUED)

(c) Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MCE Leisure. The Operating Agreement was effective as of March 13, 2013 and ends on the date of expiry of the Provisional License (as that License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to PLAI upon commencement of operations of City of Dreams Manila in December 2014, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of City of Dreams Manila, and MCE Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d) MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor changes from the original terms. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures for City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property is used by MCE Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses. Further information in relation to the MCP Lease Agreement was disclosed in Notes 13 and 23(c).

178 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES

(a) Capital Commitments

As of December 31, 2014, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling $1,065,813 including advance payments for construction costs of $107,563.

(b) Lease Commitments and Other Arrangements

Operating Leases — As a Lessee

The Group leases the portion of land for City of Dreams Manila, Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating lease agreements that expire at various dates through July 2033. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2014, 2013 and 2012, the Group incurred rental expenses amounting to $32,829, $21,815 and $18,573, respectively which consisted of minimum rental expenses of $25,374, $17,586 and $15,003 and contingent rental expenses of $7,455, $4,229 and $3,570, respectively.

As of December 31, 2014, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,		
2015	$	24,143
2016		19,618
2017		17,470
2018		16,832
2019		17,016
Over 2019		66,872
	$	161,951

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the sites of City of Dreams and City of Dreams Manila with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee with escalated contingent fee clauses. During the years ended December 31, 2014, 2013 and 2012, the Group earned operating and right to use fees amounting to $25,206, $27,287 and $22,906, respectively which consisted of minimum fees of $7,709, $7,724 and $9,005 and contingent fees of $17,497, $19,563 and $13,901, respectively.

Melco Crown Entertainment Limited Annual Report 2014 179

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b) Lease Commitments and Other Arrangements (continued)

As Grantor of Operating and Right To Use Arrangement (continued)

As of December 31, 2014, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,		
2015	$	5,860
2016		4,487
2017		1,711
2018		1,489
2019		820
	$	14,367

The total minimum future fees do not include the escalated contingent fee clauses.

(c) Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to the following:

i) To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii) To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

- $37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;
- $19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and
- $0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii) To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

180 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Gaming Subconcession (continued)

iv) To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v) To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi) Melco Crown Macau must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 23(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be defined by the Macau Government, and impose special development conditions. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Melco Crown Entertainment Limited Annual Report 2014 181

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Land Concession Contracts (continued)

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. The amendment required an additional land premium of approximately $2,449 which was fully paid by Altira Developments in July 2013 (see Note 9). According to the revised land amendment, the government land use fees was revised from approximately $171 per annum to $186 per annum. As of December 31, 2014, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $3,003.

City of Dreams

On January 29, 2014, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located (see Note 9). The amendment required an additional land premium of approximately $23,344, with $8,736 paid in October 2013 upon acceptance of the final amendment proposal and the remaining amount of approximately $14,608 is payable in four biannual instalments, accruing with 5% interest per annum, with the first instalment paid in July 2014. As of December 31, 2014 and 2013, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $7,302 and $3,518, and in land use rights payable in an amount of $3,788 and $11,090, respectively. According to the revised land amendment, the government land use fees will be revised to $1,185 per annum during the development period of additional hotel at City of Dreams; and to $1,235 per annum after the completion of the hotel. As of December 31, 2014, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $22,800.

182 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Land Concession Contracts (continued)

Studio City

On July 25, 2012, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located (see Note 9). The amendment revised the land premium to approximately $174,954, with $23,561 paid in 2006 and $35,316 paid in June 2012 upon acceptance of the final amendment proposal and the remaining amount of approximately $116,077 is payable in five biannual instalments, accruing with 5% interest per annum, with the first instalment paid in January 2013. As of December 31, 2014 and 2013, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $24,376 and $46,982, and in land use right payable in an amount of nil and $24,376, respectively. According to the revised land amendment, the government land use fees were revised to $490 per annum during the development period of Studio City; and to $1,131 per annum after the development period. As of December 31, 2014, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $11,055.

Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of $1,000,000 for City of Dreams Manila (the “Investment Commitment”) with a minimum investment of $650,000 to be made prior to the opening of City of Dreams Manila on December 14, 2014. Under the terms of the Cooperation Agreement, the Licensees’ Investment Commitment of $1,000,000 will be satisfied as follows:

For the amount of $650,000: (a) in the case of the Philippine Parties, the land and building structures having an aggregate value as determined by PAGCOR of not less than $325,000, and (b) in the case of MCE Leisure, the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, having an aggregate value as determined by PAGCOR of not less than $325,000.

For the remaining $350,000, the Philippine Parties and MCE Leisure shall make equal contributions of $175,000 to City of Dreams Manila. The Licensees agree to contribute such amounts and for such purposes as notified by MCE Leisure (or in certain circumstances the Philippine Parties) to PAGCOR (subject to any recommendations PAGCOR may make).

Melco Crown Entertainment Limited Annual Report 2014 183

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Provisional License (continued)

As of December 31, 2014, the Licensees satisfied the minimum investment of $650,000 according to the terms of the Provisional License as mentioned above upon commencement of operations of City of Dreams Manila on December 14, 2014.

Other commitments required by PAGCOR under the Provisional License are as follows:

Within 30 days from getting approval by PAGCOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100,000,000 (equivalent to $2,241) to guarantee the Licensees’ completion of City of Dreams Manila and is subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100,000,000 (equivalent to $2,241) to PAGCOR on February 17, 2012.

Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $2,241) to ensure prompt and punctual remittance/payment of all license fees, of which MCE Leisure had secured a surety bond of PHP100,000,000 (equivalent to $2,241) in December 2014.

The Licensees are required to maintain an escrow account into which all funds for development of City of Dreams Manila must be deposited and all funds withdrawn from this account must be used only for such development and to deposit $100,000 in the escrow account and maintain a balance of $50,000 until the completion of City of Dreams Manila, of which MCE Leisure had setup the escrow account in March 2013.

License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

184 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Provisional License (continued)

For taxable periods prior to April 1, 2014, under the terms of the Provisional License, PAGCOR and the Licensees agreed the license fees that are paid to PAGCOR by the Licensees are in lieu of all taxes with reference to the income component of the gross gaming revenues. In May 2014, PAGCOR temporarily reduced the license fees by 10% to 5% and 15% of gross gaming revenues effective from April 1, 2014. The license fee reduction is required to be used for the payment of corporate income taxes and any portion not used for such payment must be repaid to PAGCOR in quarterly and annual true-up payments (as defined). This adjustment will address the additional exposure to corporate income tax on the Licensees brought by the Philippine Bureau of Internal Revenue (“BIR”) Revenue Memorandum Circular (“RMC”) No. 33-2013 dated April 17, 2013. The 10% license fee adjustment is a temporary measure to address the unilateral BIR action and is not intended to modify, amend or revise the Provisional License. PAGCOR and the Licensees agreed to revert to the original license fee structure under the Provisional License in the event BIR action is permanently restrained, corrected or withdrawn. PAGCOR and the Licensees also agreed that the 10% license fee adjustment is not an admission of the validity of BIR RMC No. 33-2013 and it is not a waiver of any of the remedies against any assessments by BIR for corporate income tax on the gaming revenue of the Licensees in the Philippines.

In addition to the above license fees, the Licensees are required to remit 2% of casino revenues generated by non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by Licensees and approved by PAGCOR, of which the foundation was setup by MCE Leisure on February 19, 2014.

PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% except rental income received from retail concessionaires.

Grounds for revocation of the license, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt, insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of December 31, 2014 and 2013, MCE Holdings Group as one of the parties as Licensees has complied with the required debt-to-equity ratio under definition as agreed with PAGCOR.

Melco Crown Entertainment Limited Annual Report 2014 185

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensee arising out of, or in connection with, any breach by the indemnifying Licensee of the Provisional License. Also, each of the Philippine Parties and MCE Holdings Group agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

MCP Lease Agreement

Under the terms of the MCP Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure’s use and operation of business on the leased property.

(d) Guarantees

Except as disclosed in Note 12 to the consolidated financial statements, the Group has made the following significant guarantees as of December 31, 2014:

Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 23(c)(vi) to the consolidated financial statements.

The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 12, the Studio City Borrower, among others provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents, such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

186 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(d) Guarantees (continued)

Under the Cooperation Agreement, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group’s company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement.

In October 2013, Studio City Developments entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet the construction payment obligations of the Studio City project. The Trade Credit Facility is guaranteed by Studio City Company. As of December 31, 2014, the Trade Credit Facility of approximately $5,424 was utilized.

MCE Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $2,241) to a bank in respect of surety bond issued to PAGCOR as disclosed in Note 23(c).

(e) Litigation

On August 12, 2014, a subsidiary’s Taiwan branch office and certain of its employees received indictment from the Taipei District Prosecutors Office for alleged violations of certain Taiwan banking and foreign exchange laws. As of the date of this report, management believes that the Group’s operations in Taiwan are in compliance with Taiwan laws and the indictment would have no immediate material impact on the Group’s business operations or financial position.

As of December 31, 2014, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

Melco Crown Entertainment Limited Annual Report 2014 187

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

24. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014, 2013 and 2012, the Group entered into the following significant related party transactions:

Related companies	Nature of transactions	Year Ended December 31, 2014	2013	2012
Transactions with affiliated companies				
Crown's subsidiary	Consultancy fee expense	$ 387	$ 370	$ 428
	Purchase of property and equipment	830	371	351
	Software license fee expense	312	312	312
Lisboa Holdings Limited[1]	Office rental expense	1,810	895	1,157
Melco's subsidiaries and its associated companies	Consultancy fee expense	546	643	483
	Office rental expense	—	308	586
	Purchase of property and equipment	2,852	597	1,479
	Service fee expense[2]	775	802	646
	Other service fee income	632	510	345
	Rooms and food and beverage income	115	49	161
Shun Tak Holdings Limited and its subsidiaries (collectively referred to as the "Shun Tak Group")[1]	Office rental expense	199	171	136
	Traveling expense[3]	3,641	2,962	2,976
Sky Shuttle Helicopters Limited ("Sky Shuttle")[1]	Traveling expense	1,399	1,809	1,711
Sociedade de Jogos de Macau S.A. ("SJM")[1]	Traveling expense[3]	515	570	327
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the "STDM Group")[1]	Office rental expense	1,457	1,405	1,404
	Service fee expense	203	222	216
	Traveling expense[3]	14	113	33
Transactions with shareholders				
Crown	Consultancy fee capitalized in deferred financing costs	—	—	222
Melco	Development costs	—	—	3,000

188 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

24. RELATED PARTY TRANSACTIONS (CONTINUED)

Notes

(1) Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.

(2) The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.

(3) Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

Other Related Party Transaction

On December 18, 2014, MCE (IP) Holdings Limited (“MCE IP”), an indirect subsidiary of the Company, and Crown Films LLC (“CFL”), a subsidiary of Crown, entered into an assignment agreement, under which CFL agreed to assign exclusively to MCE IP a 50% share of a short film and all related elements at a consideration of $15,619, representing 50% of the total production cost incurred by CFL as at the date of the assignment agreement. The short film would be produced for the purpose of promoting the Company’s properties in Asia and Crown’s properties in Australia.

(a) Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2014 and 2013 are as follows:

December 31,

2014 2013

Melco’s subsidiary and its associated company $1,077 $20

Shun Tak Group 2 3

$1,079 $23

The maximum amounts outstanding due from Melco’s subsidiary during the years ended December 31, 2014 and 2013 were $1,077 and $1,312, respectively. The maximum amounts outstanding due from Melco’s associated company during the years ended December 31, 2014 and 2013 were $20 and $65, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2014 and 2013 were $3 and $15, respectively.

The outstanding balances due from affiliated companies as of December 31, 2014 and 2013 as mentioned above are unsecured, non-interest bearing and repayable on demand.

Melco Crown Entertainment Limited Annual Report 2014 189

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

24. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2014 and 2013 are as follows:

December 31,

2014 2013

Crown’s subsidiary $930 $474

Melco’s subsidiary and its associated company 1,933 1,403

Shun Tak Group 343 259

SJM 215 445

Sky Shuttle 130 151

STDM Group 75 168

$3,626 $2,900

The outstanding balances due to affiliated companies as of December 31, 2014 and 2013 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c) Amount Due To A Shareholder

The amount of $79 due to Melco as of December 31, 2013, mainly arising from expenses paid by Melco on behalf of the Group. The balance was unsecured, non-interest bearing and repayable on demand.

25. SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and City of Dreams Manila which commenced operations on December 14, 2014. As of December 31, 2012, Mocha Clubs, Altira Macau, City of Dreams and Studio City were the primary businesses of the Group. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of City of Dreams Manila and the completion of the placing and subscription transaction of MCP during the year ended December 31, 2013, City of Dreams Manila has become one of the operating segments of the Group as of June 30, 2013. Taipa Square Casino is included within Corporate and Others.

190 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

25. SEGMENT INFORMATION (CONTINUED)

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

December 31,

2014 2013 2012

Macau:

Mocha Clubs $173,150 $159,927 $176,830

Altira Macau 501,105 573,814 617,847

City of Dreams 3,133,680 3,148,657 3,147,322

Studio City 3,987,912 2,519,461 1,844,706

Sub-total 7,795,847 6,401,859 5,786,705

The Philippines:

City of Dreams Manila 1,070,723 631,377 30,193

Corporate and Others 1,565,993 1,780,403 2,130,568

Total consolidated assets $10,432,563 $8,813,639 $7,947,466

Capital Expenditures

Year Ended December 31,

2014 2013 2012

Macau:

Mocha Clubs $13,116 $6,515 $5,951

Altira Macau 21,984 5,464 7,105

City of Dreams 264,922 97,654 99,416

Studio City 907,455 440,826 115,385

Sub-total 1,207,477 550,459 227,857

The Philippines:

City of Dreams Manila 405,196 359,854 817

Corporate and Others 24,632 2,042 55,324

Total capital expenditures $1,637,305 $912,355 $283,998

Melco Crown Entertainment Limited Annual Report 2014 191

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

25. SEGMENT INFORMATION (CONTINUED)

The Group's segment information on its results of operations is as follows:

	Year Ended December 31, 2014	2013	2012
NET REVENUES			
Macau:			
Mocha Clubs	$ 147,373	$ 148,683	$ 143,260
Altira Macau	744,850	1,033,801	966,770
City of Dreams	3,848,623	3,857,049	2,920,912
Studio City	1,767	1,093	160
Sub-total	4,742,613	5,040,626	4,031,102
The Philippines:			
City of Dreams Manila	7,564	—	—
Corporate and Others	52,132	46,552	46,911
Total net revenues	$ 4,802,309	$ 5,087,178	$ 4,078,013

	Year Ended December 31, 2014	2013	2012
ADJUSTED PROPERTY EBITDA[1]			
Macau:			
Mocha Clubs	$ 36,337	$ 40,222	$ 36,065
Altira Macau	84,795	147,340	154,697
City of Dreams	1,165,632	1,193,211	805,719
Studio City	(1,296)	(1,059)	(670)
Sub-total	1,285,468	1,379,714	995,811
The Philippines:			
City of Dreams Manila	6	(603)	(476)
Total adjusted property EBITDA	1,285,474	1,379,111	995,335
OPERATING COSTS AND EXPENSES			
Payments to the Philippine Parties	(870)	—	—
Pre-opening costs	(90,556)	(13,969)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,471)	(64,271)	(59,911)
Depreciation and amortization	(246,686)	(261,298)	(261,449)
Land rent to Belle	(3,562)	(3,045)	—
Share-based compensation	(20,401)	(14,987)	(8,973)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—
Corporate and Others expenses	(118,971)	(91,299)	(75,135)
Total operating costs and expenses	(600,114)	(539,287)	(488,243)
OPERATING INCOME	$ 685,360	$ 839,824	$ 507,092

192 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

25. SEGMENT INFORMATION (CONTINUED)

Year Ended December 31,

2014 2013 2012

NON-OPERATING INCOME (EXPENSES)

Interest income $20,025 $7,660 $10,958

Interest expenses, net of capitalized interest (124,090) (152,660) (109,611)

Change in fair value of interest rate swap agreements — — 363

Amortization of deferred financing costs (28,055) (18,159) (13,272)

Loan commitment and other finance fees (18,976) (25,643) (1,324)

Foreign exchange (loss) gain, net (6,155) (10,756) 4,685

Other income, net 2,313 1,661 115

Loss on extinguishment of debt — (50,935) —

Costs associated with debt modification — (10,538) (3,277)

Total non-operating expenses, net (154,938) (259,370) (111,363)

INCOME BEFORE INCOME TAX 530,422 580,454 395,729

INCOME TAX (EXPENSE) CREDIT (3,036) (2,441) 2,943

NET INCOME 527,386 578,013 398,672

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS 80,894 59,450 18,531

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED $608,280 $637,463 $417,203

Note

(1) “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle, gain on disposal of assets held for sale, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

December 31,

2014 2013 2012

Macau $5,366,692 $4,503,982 $4,301,461

The Philippines 728,999 334,827 817

Hong Kong and other foreign countries 1,817 1,289 203

Total long-lived assets $6,097,508 $4,840,098 $4,302,481

Melco Crown Entertainment Limited Annual Report 2014 193

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. ACQUISITION OF SUBSIDIARIES

Acquisition of MCP

On December 7, 2012, the Company, through its indirect subsidiaries, MCE (Philippines) Investments Limited (“MCE Investments”) and MCE (Philippines) Investments No.2 Corporation (“MCE Investments No.2”), entered into an acquisition agreement (the “Acquisition Agreement”) with two independent third parties, Interpharma Holdings & Management Corporation and Pharma Industries Holdings Limited (collectively referred to as the “Selling Shareholders”), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the “Proposed Acquisition”). Prior to completion of the Proposed Acquisition on December 19, 2012, MCP sold its two operating subsidiaries, Interphil Laboratories, Inc. and Lancashire Realty Holding Corporation, to the Selling Shareholders (or their affiliates)

under the deeds of assignment dated December 7, 2012 between the Selling Shareholders (or their affiliates) and MCP (the “Subsidiary Sale Agreements”), in accordance with the terms of the Acquisition Agreement. The total consideration under the Acquisition Agreement was PHP1,259,000,000 (equivalent to $30,682 based on exchange rate on transaction date) which included i) PHP200,000,000 (equivalent to $4,874 based on exchange rate on transaction date) to the Selling Shareholders, and ii) PHP1,059,000,000 (equivalent to $25,808 based on exchange rate on transaction date) on direction of the Selling Shareholders, to MCP in settlement of the liabilities of the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements. On December 19, 2012, MCP retained PHP1,059,000,000 (equivalent to $25,808 based on exchange rate on transaction date), which represented the subsidiaries’ sale amount upon completion of the Proposed Acquisition.

194 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. ACQUISITION OF SUBSIDIARIES (CONTINUED)

Acquisition of MCP (continued)

On December 19, 2012, the Group completed the acquisition of 93.06% of the issued share capital of MCP. MCP did not have any operation and revenue immediately before the acquisition by the Group and the excess payment of $5,747 for acquisition of assets and liabilities of MCP does not have any measurable future economic benefits to the Group to qualify the recognition requirements of an asset, and was therefore expensed in the consolidated statements of operations and included in development costs.

The net assets acquired in the transaction are as follows:

Amount

recognized at

the date of

acquisition

Net assets acquired:

Cash and cash equivalents $27,876

Prepaid expenses and other current assets 13

Accrued expenses and other current liabilities (1,094)

Noncontrolling interests (1,860)

Net assets 24,935

Excess payment on acquisition of assets and liabilities (including direct cost incurred) charged to consolidated statements of operations and included in development costs 5,747

$30,682

Total consideration satisfied by:

Cash paid $30,682

Melco Crown Entertainment Limited Annual Report 2014 195

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

27. CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES

On April 8, 2013, the Company through its indirect subsidiary, MCE Investments, subscribed for 2,846,595,000 common shares of MCP at total consideration of PHP2,846,595,000 (equivalent to $69,592 based on exchange rate on transaction date), which increased the Company’s shareholding in MCP and the Group recognized an increase of $401 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On April 24, 2013, MCP and MCE Investments completed a placing and subscription transaction (the “Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) (the “Offer”). In connection with the Offer, MCE Investments granted an over-allotment option (the “Over-allotment Option”) of up to 117,075,000 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) to a stabilizing agent (the “Stabilizing Agent”). MCE Investments then used the proceeds from the Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). On May 23, 2013, the Stabilizing Agent exercised the Over-allotment Option and subscribed for 36,024,600 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share). MCE Investments then used the proceeds from the Over-allotment Option to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $227,134 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

In March and April 2014, there are minor changes in ownership of MCP by the Group. The Company through MCE Investments No.2, a minority shareholder of MCP, acquired additional 400 common shares and 3,000 common shares of MCP under trust arrangements on March 13, 2014 and April 11, 2014, respectively. On March 31, 2014, MCE Investments sold 200 common shares of MCP to two independent directors of MCP.

On June 24, 2014, MCP and MCE Investments completed a placing and subscription transaction (the “2014 Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 485,177,000 common shares of MCP at the offer price of PHP11.30 per share (equivalent to $0.26 per share) (the “2014 Offer”). MCE Investments then used the proceeds from the 2014 Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP11.30 per share (equivalent to $0.26 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $57,293 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

196 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

27. CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES

(CONTINUED)

During the years ended December 31, 2014 and 2013, the total transfers from noncontrolling interests amounted to $57,293 and $227,535 in relation to transactions as described above, respectively. The Group retains its controlling financial interest in MCP before and after the above transactions.

The schedule below discloses the effects of changes in the Company’s ownership interest in MCP on the Company’s equity:

Year Ended December 31,

2014 2013

Net income attributable to Melco Crown Entertainment

Limited $ 608,280 $637,463

Transfers from noncontrolling interests:

Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the 2014 Placing and Subscription Transaction for subscription of common shares of MCP 57,293 —

Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the Placing and Subscription Transaction and the Over-allotment Option exercised by the Stabilizing Agent for subscription of common shares of MCP — 227,134

Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 2,846,595,000 common shares of MCP — 401

Changes from net income attributable to Melco Crown

Entertainment Limited’s shareholders and transfers from noncontrolling interests $ 665,573 $864,998

28. OPERATING INCOME

Operating income is arrived at after charging:

Year Ended December 31,

2014 2013 2012

Auditor’s remuneration $1,091 $999 $993

Loss on disposal of property and equipment 4,550 2,483 887

Impairment loss recognized on property and equipment 4,146 — —

Melco Crown Entertainment Limited Annual Report 2014 197

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

29. DIRECTORS’ EMOLUMENTS

Details of the emoluments paid or payable to the Directors during the years ended December 31, 2014, 2013 and 2012 were as follows:

Directors’ Fees Salaries and Other Benefits Performance Bonuses(1) Retirement Benefit Scheme Contributions Share-based Compensation 2014 Total

Co-chairman, executive Director

Lawrence Yau Lung Ho(2) $— $2,777 $3,625 $2 $4,156 $10,560

Co-chairman, non-executive Director

James Douglas Packer — — — — 998 998

Non-executive Directors

John Peter Ben Wang — — — —119 119

Clarence Yuk Man Chung — 200 200 — 863 1,263

William Todd Nisbet — 100 — —578 678

Rowen Bruce Craigie — — — —71 71

Independent non-executive Directors

James Andrew Charles MacKenzie 125 190 — — 264 579

Thomas Jefferson Wu 113 — — —119 232

Alec Yiu Wa Tsui 112 183 — — 264 559

Robert Wason Mactier 85 — — —119 204

$435 $3,450 $3,825 $2 $7,551 $15,263

198 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

29. DIRECTORS’ EMOLUMENTS (CONTINUED)

Directors’ Fees Salaries and Other Benefits Performance Bonuses(1) Retirement Benefit Scheme Contributions Share-based Compensation 2013 Total

Co-chairman, executive Director

Lawrence Yau Lung Ho(2) $— $2,216 $9,000 $2 $3,674 $14,892

Co-chairman, non-executive Director

James Douglas Packer — — — — 502 502

Non-executive Directors

John Peter Ben Wang — — — — 112 112

Clarence Yuk Man Chung — 200 — — 507 707

William Todd Nisbet — 100 — — 277 377

Rowen Bruce Craigie — — — — 26 26

Independent non-executive Directors

James Andrew Charles MacKenzie 125 184 — — 175 484

Thomas Jefferson Wu 113 — — — 112 225

Alec Yiu Wa Tsui 112 189 — — 175 476

Robert Wason Mactier 85 — — — 112 197

$435 $2,889 $9,000 $2 $5,672 $17,998

Melco Crown Entertainment Limited Annual Report 2014 199

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

29. DIRECTORS' EMOLUMENTS (CONTINUED)

		Directors' Fees		Salaries and Other Benefits		Performance Bonuses[1]		Retirement Benefit Scheme Contributions		Share-based Compensation		2012 Total
Co-chairman, executive Director												
Lawrence Yau Lung Ho[2]	$	—	$	1,387	$	2,250	$	2	$	2,884	$	6,523
Co-chairman, non-executive Director												
James Douglas Packer		—		—		—		—		—		—
Non-executive Directors												
John Peter Ben Wang		—		—		—		—		107		107
Clarence Yuk Man Chung		—		—		—		—		152		152
William Todd Nisbet		—		—		—		—		—		—
Rowen Bruce Craigie		—		—		—		—		—		—
Independent non-executive Directors												
James Andrew Charles MacKenzie		120		—		—		—		101		221
Thomas Jefferson Wu		106		—		—		—		107		213
Alec Yiu Wa Tsui		108		—		—		—		107		215
Robert Wason Mactier		84		—		—		—		107		191
	$	418	$	1,387	$	2,250	$	2	$	3,565	$	7,622

Notes

(1) Performance bonuses are determined with reference to the individuals' performance, and organizational and financial performance of the Company.

(2) Mr. Lawrence Yau Lung Ho is also the Chief Executive Officer of the Company and his emoluments disclosed above include those for services rendered by him as the Chief Executive Officer.

During the years ended December 31, 2014, 2013 and 2012, no emoluments have been paid to the Directors as an inducement to join or upon joining the Company, or as compensation for loss of office. No Director waived any emoluments during the years ended December 31, 2014, 2013 and 2012.

200 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

30. EMPLOYEES’ EMOLUMENTS

(a) Emoluments of Five Highest Paid Individuals

For each of the three years ended December 31, 2014, 2013 and 2012, the five highest paid individuals included one Director of the Company. The emoluments of the remaining four highest paid individuals, including a former senior executive in 2012, for the years ended December 31, 2014, 2013 and 2012 are as follows:

Year Ended December 31,

2014 2013 2012

Basic salaries, allowances and benefits in kind $3,320 $2,848 $2,418

Performance bonuses(1) 2,931 4,983 1,597

Retirement benefit scheme contributions 286 238 164

Termination benefit — — 1,573

Share-based compensation 3,663 3,283 1,731

$10,200 $11,352 $7,483

Note

(1) Performance bonuses are determined with reference to the individuals’ performance, and organizational and financial performance of the Company.

During the years ended December 31, 2014, 2013 and 2012, no emoluments have been paid to the five highest paid individuals as an inducement to join or upon joining the Company, or as compensation for loss of office, except a termination benefit to a former senior executive in 2012. No five highest paid individuals waived any emoluments during the years ended December 31, 2014, 2013 and 2012.

Melco Crown Entertainment Limited Annual Report 2014 201

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

30. EMPLOYEES' EMOLUMENTS (CONTINUED)

(a) Emoluments of Five Highest Paid Individuals (continued)

Their emoluments were within the following bands:

	Number of Employees Year Ended December 31, 2014	2013	2012
HK$10,500,001 (approximately $1,350) to HK$11,000,000 (approximately $1,414)	—	—	1
HK$13,000,001 (approximately $1,671) to HK$13,500,000 (approximately $1,735)	—	—	1
HK$13,500,001 (approximately $1,735) to HK$14,000,000 (approximately $1,799)	1	1	—
HK$14,000,001 (approximately $1,799) to HK$14,500,000 (approximately $1,864)	1	—	1
HK$18,000,001 (approximately $2,314) to HK$18,500,000 (approximately $2,378)	—	1	—
HK$18,500,001 (approximately $2,378) to HK$19,000,000 (approximately $2,442)	1	—	—
HK$19,500,001 (approximately $2,506) to HK$20,000,000 (approximately $2,571)	—	1	1
HK$32,500,001 (approximately $4,177) to HK$33,000,000 (approximately $4,242)	1	—	—
HK$36,500,001 (approximately $4,692) to HK$37,000,000 (approximately $4,756)	—	1	—
	4	4	4

(b) Emoluments of Senior Management

Other than the emoluments of Directors and five highest paid individuals disclosed in Notes 29 and 30(a), the emoluments of the senior management fell within the following bands:

	Number of Employees Year Ended December 31, 2014	2013	2012
HK$2,500,001 (approximately $321) to HK$3,000,000 (approximately $386)	—	—	1
HK$4,000,001 (approximately $514) to HK$4,500,000 (approximately $578)	—	1	—
HK$5,000,001 (approximately $643) to HK$5,500,000 (approximately $707)	—	—	1
HK$6,000,001 (approximately $771) to HK$6,500,000 (approximately $835)	1	1	—
HK$9,000,001 (approximately $1,157) to HK$9,500,000 (approximately $1,221)	—	—	1
HK$9,500,001 (approximately $1,221) to HK$10,000,000 (approximately $1,285)	—	—	1
HK$11,500,001 (approximately $1,478) to HK$12,000,000 (approximately $1,542)	1	—	—
HK$13,000,001 (approximately $1,671) to HK$13,500,000 (approximately $1,735)	1	1	—
	3	3	4

202 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The significant differences, that have a material impact on the Company’s shareholders’ equity and net income attributable to Melco Crown Entertainment Limited, relate principally to the accounting for the following:

(a) Capitalization of Amortization of Land Use Rights as Property and Equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b) Borrowing Costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

Melco Crown Entertainment Limited Annual Report 2014 203

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

(c) Deferred Income Taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be a temporary difference and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable profit as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau, City of Dreams and Studio City are different under U.S. GAAP and IFRS. Accordingly, the amount of amortization of land use rights over the estimated useful lives and the deferred income taxes are different.

(d) Share-based Compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to reflect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its consolidated financial statements. Compensation expense recognized will be different under U.S. GAAP and IFRS.

204 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

(e) Deferred Financing Costs, Net

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt refinancing are distinguished and accounted for differently depending on the classification of such debt as modified or extinguished in accordance with U.S. GAAP. If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred financing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modification of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred financing costs are presented in the consolidated balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the consolidated balance sheets as a reduction of debt balance under IFRS.

(f) Point-loyalty Programs

Under U.S. GAAP, an entity can choose between two approaches developed in practice to account for the point-loyalty programs: (1) the multiple-element approach (similar to the approach under IFRS), in which a portion of the revenue from the initial transaction(s) is generally deferred until redemption and (2) the incremental-cost approach, in which the estimated cost of the loyalty program points is recorded as a liability.

Under IFRS, loyalty program points granted to customers as part of a sales transaction that customers can redeem for free or discounted goods or services shall be accounted for as a separate identifiable component of the sales arrangement (i.e. multiple-element approach) and the fair value of the consideration received should be allocated between the loyalty program points and the other components in the arrangement, and recorded as deferred revenue until redemption.

Melco Crown Entertainment Limited Annual Report 2014 205

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

(f) Point-loyalty Programs (continued)

The Group has adopted the incremental-cost approach in the preparation of its consolidated financial statements and accrued for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. Accordingly, the liability of point-loyalty programs recognized and the classification of casino revenue and casino expense will be different under U.S. GAAP and IFRS. Such differences do not have a material impact on the Company’s shareholders’ equity or net income attributable to Melco Crown Entertainment Limited in prior years. Therefore, no corresponding adjustment for prior years is made in the reconciliations below.

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on the Company’s shareholders’ equity as at December 31, 2014 and 2013 and net income attributable to Melco Crown Entertainment Limited during the years ended December 31, 2014, 2013 and 2012 but may affect future periods and the relevant details are set out below:

Impairment of Assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is defined as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash flows to be generated by the asset to their net present value.

206 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

Impairment of Assets (continued)

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the years ended December 31, 2014, 2013 and 2012, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on financial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on the Company’s shareholders’ equity as at December 31, 2014 and 2013 or net income attributable to Melco Crown Entertainment Limited during the years ended December 31, 2014, 2013 and 2012.

Melco Crown Entertainment Limited Annual Report 2014 207

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

The material adjustments necessary to restate net income attributable to Melco Crown Entertainment Limited and the Company’s shareholders’ equity in accordance with IFRS are summarized as follows:

Year Ended December 31,

2014 2013 2012

Net income attributable to Melco Crown Entertainment Limited as reported under U.S. GAAP $608,280 $637,463 $417,203

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment 41,063 40,843 36,504

Additional capitalization of borrowing costs as property and equipment 7,162 17,052 2,364

Reversal of deferred tax in relation to land use rights (4,407) (4,407) (4,055)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights 4,695 4,695 4,695

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (2,067) (2,029) (2,029)

Additional share-based compensation recognized (1,577) (1,689) (468)

Year Ended December 31,

2014 2013 2012

Reduction in amortization of deferred financing costs $6,574 $7,480 $7,152

Financing costs recognized as part of loss on extinguishment of debt — (6,523) —

Additional deferred revenue on point-loyalty programs (1,604) (5,581) —

Reduction in net loss attributable to noncontrolling interests(1) (19,109) (22,507) (15,148)

Net income attributable to Melco Crown Entertainment Limited as reported under IFRS $639,010 $664,797 $446,218

Net income attributable to Melco Crown Entertainment Limited per share under IFRS:

Basic $0.388 $0.403 $0.271

Diluted $0.385 $0.399 $0.269

Weighted average shares used in net income attributable to Melco Crown Entertainment Limited per share calculation under IFRS:

Basic 1,647,571,547 1,649,678,643 1,645,346,902

Diluted 1,660,848,893 1,664,780,594 1,658,485,592

208 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

December 31,

2014 2013

The Company’s shareholders’ equity as reported under U.S. GAAP $4,286,141 $4,246,670

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment 179,553 138,490

Additional capitalization of borrowing costs as property and equipment 28,284 21,122

Reduction in amortization of deferred financing costs 24,592 18,018

Reversal of deferred tax in relation to land use rights (24,024) (19,617)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights 21,432 16,737

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (11,722) (9,655)

Financing costs recognized as part of loss on extinguishment of debt (35,851) (35,851)

Additional deferred revenue on point-loyalty programs (7,185) (5,581)

Reduction in net loss attributable to noncontrolling interests (61,984) (42,875)

Noncontrolling interests’ share on additional share-based compensation recognized (1,428) (614)

Noncontrolling interests’ share on additional share-based compensation recognized as a result of change in shareholding of the Philippine subsidiaries (315) —

The Company’s shareholders’ equity as reported under IFRS $ 4,397,493 $4,326,844

A reconciliation of the significant consolidated balance sheets accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

December 31,

2014 2013

Property and equipment, net:

As reported $4,696,391 $3,308,846

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment 180,591 139,528

Additional capitalization of borrowing costs as property and equipment 28,284 21,122

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (11,722) (9,655)

Capitalization of start-up costs as property and equipment 910 910

Under IFRS $4,894,454 $3,460,751

Deferred financing costs, net:

As reported $174,872 $114,431

IFRS adjustments(2):

Reduction in amortization of deferred financing costs 24,592 18,018

Financing costs recognized as part of loss on extinguishment of debt (35,851) (35,851)

Under IFRS $163,613 $96,598

Melco Crown Entertainment Limited Annual Report 2014 209

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

December 31,

2014 2013

Land use rights, net:

As reported $887,188 $951,618

IFRS adjustments:

Decrease in amortization of land use rights as a result of change in assigned value of land use rights 21,432 16,737

Reversal of deferred tax liabilities recognized upon acquisition of land use rights (79,707) (79,707)

Reduction in land use rights recognized upon acquisition of assets and liabilities as a result of capitalization of amortization of land use rights and start-up costs as property and equipment (1,948) (1,948)

Under IFRS $826,965 $886,700

Accrued expenses and other current liabilities:

As reported $1,005,720 $928,751

IFRS adjustment:

Additional deferred revenue on point-loyalty programs 7,185 5,581

Under IFRS $1,012,905 $934,332

December 31,

2014 2013

Deferred tax liabilities:

As reported $58,949 $62,806

IFRS adjustments:

Reversal of deferred tax in relation to land use rights 24,024 19,617

Reversal of deferred tax liabilities recognized upon acquisition of land use rights (79,707) (79,707)

Under IFRS $3,266 $2,716

Additional paid-in capital:

As reported $3,092,943 $3,479,399

IFRS adjustments:

Additional share-based compensation recognized 9,778 8,196

Noncontrolling interests’ share on additional share-based compensation recognized (1,436) (618)

Noncontrolling interests’ share on additional share-based compensation recognized as a result of change in shareholding of the Philippine subsidiaries (319) —

Under IFRS $3,100,966 $3,486,977

Accumulated other comprehensive losses:

As reported $17,149 $15,592

IFRS adjustment:

Foreign currency translation adjustment on additional share-based compensation recognized 7 10

Under IFRS $17,156 $15,602

210 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31.	DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

December 31,

2014 2013

Retained earnings:

As reported $1,227,177 $772,156

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment 179,553 138,490

Additional capitalization of borrowing costs as property and equipment 28,284 21,122

Reversal of deferred tax in relation to land use rights (24,024) (19,617)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights 21,432 16,737

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (11,722) (9,655)

Additional share-based compensation recognized (9,759) (8,182)

Reduction in amortization of deferred financing costs 24,592 18,018

Financing costs recognized as part of loss on extinguishment of debt (35,851) (35,851)

Additional deferred revenue on point-loyalty programs (7,185) (5,581)

Reduction in net loss attributable to noncontrolling interests (61,984) (42,875)

Under IFRS $1,330,513 $844,762

December 31,

2014 2013

Noncontrolling interests:

As reported $755,529 $678,312

IFRS adjustments:

Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment 51,762 35,851

Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights 5,132 3,630

Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment 11,484 7,512

Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights (4,954) (3,504)

Noncontrolling interests’ share on additional share-based compensation recognized as a result of change in shareholding of the Philippine subsidiaries 315 —

Noncontrolling interests’ share on additional depreciation of property and equipment in relation to difference in capitalization of borrowing costs (12) —

Under IFRS $819,256 $721,801

Melco Crown Entertainment Limited Annual Report 2014 211

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

A reconciliation of the significant consolidated statements of operations accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

Year Ended December 31,

2014 2013 2012

Casino revenue:

As reported $4,654,184 $4,941,487 $3,934,761

IFRS adjustment(3):

Additional deferred revenue on point-loyalty programs (1,604) (5,581) —

Under IFRS $4,652,580 $4,935,906 $3,934,761

General and administrative expenses:

As reported $311,696 $255,780 $226,980

IFRS adjustment:

Additional share-based compensation recognized 1,577 1,689 468

Under IFRS $313,273 $257,469 $227,448

Amortization of land use rights:

As reported $64,471 $64,271 $59,911

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment (41,063) (40,843) (36,504)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights (4,695) (4,695) (4,695)

Under IFRS $18,713 $18,733 $18,712

Year Ended December 31,

2014 2013 2012

Depreciation and amortization:

As reported $246,686 $261,298 $261,449

IFRS adjustment:

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs 2,067 2,029 2,029

Under IFRS $248,753 $263,327 $263,478

Interest expenses, net of capitalized interest:

As reported $124,090 $152,660 $109,611

IFRS adjustment:

Additional capitalization of borrowing costs as property and equipment (6,277) (17,052) (2,364)

Under IFRS $117,813 $135,608 $107,247

Amortization of deferred financing costs:

As reported $28,055 $18,159 $13,272

IFRS adjustments:

Reduction in amortization of deferred financing costs (6,574) (7,480) (7,152)

Additional capitalization of borrowing costs as property and equipment (885) — —

Under IFRS $20,596 $10,679 $6,120

212 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

Year Ended December 31,

2014 2013 2012

Loss on extinguishment of debt:

As reported $— $50,935 $—

IFRS adjustment:

Financing costs recognized as part of loss on extinguishment of debt — 6,523 —

Under IFRS $— $57,458 $—

Income tax (expense) credit:

As reported $(3,036) $(2,441) $2,943

IFRS adjustment:

Reversal of deferred tax in relation to land use rights (4,407) (4,407) (4,055)

Under IFRS $(7,443) $(6,848) $(1,112)

Net loss attributable to noncontrolling interests:

As reported $80,894 $59,450 $18,531

IFRS adjustments:

Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment (15,911) (15,911) (14,602)

Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights (1,502) (1,502) (1,502)

Year Ended December 31,

2014 2013 2012

Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment $ (3,972) $(7,158) $(354)

Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights 1,450 1,450 1,310

Noncontrolling interests’ share on additional share-based compensation recognized 814 614 —

Noncontrolling interests’ share on additional depreciation of property and equipment in relation to difference in capitalization of borrowing costs 12 — —

Under IFRS $61,785 $36,943 $3,383

Notes

(1) The amount represents the effect attributable to noncontrolling interests as a result of the differences between U.S. GAAP and IFRS.

(2) The IFRS adjustments do not include the reclassification of the deferred financing costs, net as a reduction of the debt balance as this has no effect on the Company’s shareholders’ equity or net income attributable to Melco Crown Entertainment Limited.

(3) The IFRS adjustment does not include the reclassification of the casino expense as a reduction of the casino revenue as this has no effect on the Company’s shareholders’ equity or net income attributable to Melco Crown Entertainment Limited.

Melco Crown Entertainment Limited Annual Report 2014 213

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

32. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Particulars of subsidiaries are as follows:

Name of Subsidiary	Place of Incorporation/ Establishment/Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/Quota Capital Held by the Group 2014	2013	Principal Activities
Altira Developments	Macau	Ordinary shares — MOP4,000,000	100%**	100%**	Casino and hotel development
Altira Hotel	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
COD Theatre Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Performance theatre show operations
Golden Future (Management Services) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
MCE Cotai Investments Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MCE Finance	Cayman Islands	Ordinary shares — US$12.02	100%*	100%*	Financing
MCE Holdings Limited	Cayman Islands	Ordinary share — US$0.01	100%*	100%*	Investment holding
MCE Holdings No. 2 (Philippines) Corporation	The Philippines	Common shares — PHP2,012,894,500	68.83%**	76.38%**	Investment holding
MCE Holdings (Philippines) Corporation	The Philippines	Common shares — PHP2,012,894,500	68.83%**	76.38%**	Investment holding
MCE Holdings Three Limited	Cayman Islands	Ordinary shares — Class A shares: US$0.4 Class B shares: US$1.6	100%**	100%**	Investment holding
MCE Holdings Two Limited	BVI	Ordinary share — US$1	100%*	100%*	Investment holding
MCE International Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Marketing services provider
MCE Investments	BVI	Ordinary share — US$1	100%**	100%**	Investment holding
MCE Investments No.2	The Philippines	Common shares — PHP447,000,000	100%**	100%**	Investment holding
MCE IP	BVI	Ordinary share — US$1	100%**	100%**	Trademark licensing
MCE Leisure	The Philippines	Common shares — PHP2,012,894,500	68.83%**	76.38%**	Integrated casino and entertainment resort development

214 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

32. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/Quota Capital Held by the Group 2014	2013	Principal Activities
MCE (NEA) Holdings Limited (formerly known as MCE Management Limited)	Hong Kong	Ordinary share — HK$1	100%*	100%*	Investment holding
MCE Transportation	BVI/Macau	Ordinary share — US$1	100%**	100%**	Aircraft owning and leasing
MCE Transportation Two Limited	BVI/Macau	Ordinary share — US$1	100%**	100%**	Aircraft owning and leasing
MCP	The Philippines	Common shares[1] — PHP4,911,480,300	68.83%**	76.38%**	Investment holding
Melco Crown (Cafe) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Catering operations and management services provider
Melco Crown COD (CT) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown (COD) Developments	Macau	Quota capital — MOP1,000,000	100%**	100%**	Integrated entertainment resort development
Melco Crown COD (GH) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
Melco Crown (COD) Hotels	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
Melco Crown COD (HR) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown (COD) Retail Services Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Retail and shops operations
Melco Crown (COD) Ventures Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown Hospitality and Services Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
Melco Crown (Japan) Company Limited	Japan	Share — JPY100,000	100%**	N/A	Investment holding
Melco Crown (Japan) Resorts Corporation	Japan	Share — JPY100,000	100%**	N/A	Inactive

Melco Crown Entertainment Limited Annual Report 2014 215

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

32. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/Quota Capital Held by the Group 2014	2013	Principal Activities
Melco Crown Macau	Macau	Ordinary shares — Class A shares(2): MOP280,000,000 Class B shares(3): MOP720,000,000	100%**(4)	100%**(4)	Casino operations and investment holding
Melco Crown (Macau Peninsula) Developments Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
Melco Crown (Macau Peninsula) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown Security Services Limited	Macau	Quota capital — MOP1,000,000	100%**	100%**	Management services provider
Mocha Cafe Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Mocha Slot Group Limited	BVI/Macau	Ordinary shares — US$100	100%**	100%**	Investment holding
Mocha Slot Management Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
MPEL Cotai Developments Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
MPEL International Limited	Cayman Islands	Ordinary shares — US$4	100%**	100%**	Investment holding
MPEL Investments Limited	Cayman Islands	Ordinary shares — US$2.02	100%**	100%**	Investment holding
MPEL Nominee One Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Nominee Three Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Nominee Two Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Projects Limited	BVI	Ordinary share — US$1	100%**	100%**	Investment holding
MPEL Properties (Macau) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider/ property holding
MPEL Services Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Management services provider

216 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

32. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/Quota Capital Held by the Group 2014	2013	Principal Activities
MPEL Services (US) Ltd.	United States of America	Common stock — US$100,000	N/A	N/A	Inactive and dissolved on June 21, 2013
MPEL Ventures Limited	BVI	Ordinary share — US$1	100%*	100%*	Investment holding
SCIP Holdings Limited	BVI	Ordinary share — US$1	60%**	60%**	Holding of intellectual property rights
SCP Holdings Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
SCP One Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
SCP Two Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Company	BVI	Ordinary share — US$1	60%**	60%**	Financing
Studio City Developments	Macau	Quota capital — MOP6,000,000	60%**	60%**	Integrated entertainment resort development
Studio City Entertainment Limited	Macau	Quota capital — MOP100,000	60%**	60%**	Management services provider
Studio City Finance	BVI	Ordinary share — US$1	60%**	60%**	Financing
Studio City (HK) Limited	Hong Kong	Ordinary share — HK$1	60%**	60%**	Management services provider
Studio City Holdings Five Limited	BVI	Ordinary share — US$1	60%**	60%**	Inactive
Studio City Holdings Four Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Holdings Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Holdings Three Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Holdings Two Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Hospitality and Services Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Management services provider

Melco Crown Entertainment Limited Annual Report 2014 217

// Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

32. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/Quota Capital Held by the Group 2014	2013	Principal Activities
Studio City Hotels Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Hotel related businesses
Studio City International	BVI	Ordinary shares — US$18,127.94	60%**	60%**	Investment holding
Studio City Investments	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Retail Services Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Retail and shops operations
Studio City Services Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Investment holding
Zeus Power Ventures Limited	BVI	Ordinary share — US$1	100%**	100%**	Investment holding

* Directly owned by the Company

** Indirectly owned by the Company

Notes

(1) As of December 31, 2012, MCP had two classes of shares of which the class A shares and class B shares had equal voting and dividend rights. The class A shares of MCP can only be held by, issued, transferred and conveyed only to Philippine citizens or corporations at least 60% of the total outstanding stock of which was owned by Philippine citizens, whereas subject to the proviso below the class B shares of MCP can be held by, issued, transferred and conveyed to foreign or Philippine citizens or corporations, provided that the total number of class B shares which shall at any time be subscribed, issued or outstanding shall in no case exceed four-sixth of the number of class A shares then subscribed, issued and outstanding, or 40% of the aggregate number of shares then outstanding.

On February 19, 2013, the stockholders of MCP approved the declassification of the 900,000,000 authorized share capital of MCP, consisting of 60% Class A shares and 40% Class B shares to a single class of common share and denial of pre-emptive rights. The declassification of share capital was approved by the Philippine SEC on March 5, 2013.

(2) The holders of the class A shares of Melco Crown Macau, as a group, are entitled to an annual dividend in an amount in the aggregate of up to MOP1 (the "Class A Dividend") and a preferential distribution in the event of liquidation of Melco Crown Macau or return of capital to the class A shares in an amount in the aggregate of up to MOP1 (the "Class A Capital Distribution"), and shall be entitled to no other dividends, distributions, return of capital, liquidation proceeds, return of par value, or other sum of any type from Melco Crown Macau.

218 Annual Report 2014 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

32. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

(3) The class B shares of Melco Crown Macau in the aggregate represent the entire rights to receive dividends and other distributions from, and capital of, Melco Crown Macau, after payment of the Class A Dividend and the Class A Capital Distribution in respect of class A shares. The holders of the class B shares, in proportion to their ownership thereof, shall be entitled to receive any dividends, distributions, capital, liquidation proceeds, par value, or other emoluments that may at any time be paid to or received by the holders of the class A shares, except the Class A Dividend and the Class A Capital Distribution.

(4) Certain Macau laws require companies limited by shares (sociedade anónima) incorporated in Macau to have a minimum of three shareholders, and all gaming concessionaires and subconcessionaires to be managed by a Macau permanent resident, the managing director, who must hold at least 10% of the share capital of the concessionaire or subconcessionaire. In accordance with such Macau laws, approximately 90% of the share capital of Melco Crown Macau is indirectly owned by the Company. While the Group complies with the Macau laws, Melco Crown Macau is considered an indirectly 100% owned subsidiary of the Company for purposes of the consolidated financial statements of the Company because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other class A shareholders, MOP1 on the winding up or liquidation of Melco Crown Macau and to receive an aggregate annual dividend of MOP1.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year except for the 2013 Senior Notes and the 2010 Senior Notes issued by MCE Finance, the Studio City Notes issued by Studio City Finance and the Philippine Notes issued by MCE Leisure as disclosed in Note 12, which the Group had no interest.

33. SUBSEQUENT EVENTS

(a) On January 2, 2015, the Company submitted an application to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of its ordinary shares on the Main Board of Hong Kong Stock Exchange (the “Proposed De-Listing”). The Proposed De-Listing is expected to take effect at 4:00 p.m. on Friday, July 3, 2015, subject to fulfillment of the conditions of (a) the approval from the Company’s shareholders; (b) the approval from the Listing Committee of the Hong Kong Stock Exchange; and (c) the Company having given its shareholders at least three months’ notice of the Proposed De-Listing commencing on the shareholders’ approval date. As of the date of this report, condition (a) has been satisfied.

(b) On January 30, 2015, MCE Leisure applied to PAGCOR for the issuance of a regular casino license for City of Dreams Manila as the Licensees satisfied the Investment Commitment of $1,000,000 under the terms of the Provisional License.

Melco Crown Entertainment Limited Annual Report 2014 219

Additional Information — Financial Statement Schedule 1 Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

BALANCE SHEETS

December 31,

2014 2013

ASSETS

CURRENT ASSETS

Cash and cash equivalents $7,708 $3,414

Amount due from an affiliated company 1,091 —

Amounts due from subsidiaries 238,090 74,930

Prepaid expenses and other current assets 7,565 3,717

Total current assets 254,454 82,061

INVESTMENTS IN SUBSIDIARIES(1) 5,915,023 5,492,941

TOTAL ASSETS $6,169,477 $5,575,002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accrued expenses and other current liabilities $2,920 $2,336

Income tax payable 239 128

Amounts due to affiliated companies 24 1,783

Amounts due to subsidiaries 183,872 181,819

Amount due to a shareholder — 67

Total current liabilities 187,055 186,133

ADVANCE FROM A SUBSIDIARY 1,696,090 1,142,199

OTHER LONG-TERM LIABILITIES 191 —

December 31,

2014 2013

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share

(Authorized — 7,300,000,000 shares as of December 31, 2014 and 2013 and issued — 1,633,701,920 and 1,666,633,448 shares as of December 31, 2014 and 2013, respectively) $16,337 $16,667

Treasury shares, at cost

(17,684,386 and 16,222,246 shares as of December 31, 2014 and 2013, respectively) (33,167) (5,960)

Additional paid-in capital 3,092,943 3,479,399

Accumulated other comprehensive losses (17,149) (15,592)

Retained earnings 1,227,177 772,156

Total shareholders’ equity 4,286,141 4,246,670

TOTAL LIABILITIES AND EQUITY $6,169,477 $5,575,002

NET CURRENT ASSETS (LIABILITIES) $67,399 $(104,072)

TOTAL ASSETS LESS CURRENT LIABILITIES $5,982,422 $5,388,869

Note

(1) Amounts included investments in unlisted subsidiaries of $3,318,242 (2013: $3,019,495), investment in a listed subsidiary of $265,828 (2013: $303,159) and advances to subsidiaries of $2,330,953 (2013: $2,170,287).

220 Annual Report 2014 Melco Crown Entertainment Limited

Additional Information — Financial Statement Schedule 1
Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
BALANCE AT JANUARY 1, 2012	1,653,101,002	$ 16,531	(10,552,328)	$ (106)	$ 3,223,274	$ (1,034)	$ (282,510)	$ 2,956,155
Net income for the year	—	—	—	—	—	—	417,203	417,203
Foreign currency translation adjustment	—	—	—	—	—	16	—	16
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	(138)
Share-based compensation	—	—	—	—	8,973	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options	4,958,293	50	(4,958,293)	(50)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,276,634	13	(13)	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—
Exercise of share options	—	—	2,966,955	30	3,601	—	—	3,631
BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	3,385,939
Net income for the year	—	—	—	—	—	—	637,463	637,463
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(14,535)
Share-based compensation	—	—	—	—	14,119	—	—	14,119
Shares purchased under trust arrangement for future vesting of restricted shares	—	—	(1,121,838)	(8,770)	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	378,579	2,965	(2,965)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,574,153	86	(8,574,153)	(86)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,297,902	13	(13)	—	—	—
Exercise of share options	—	—	3,064,302	31	4,888	—	—	4,919
Change in shareholding of the Philippine subsidiaries	—	—	—	—	227,535	—	—	227,535
BALANCE AT DECEMBER 31, 2013	1,666,633,448	16,667	(16,222,246)	(5,960)	3,479,399	(15,592)	772,156	4,246,670

Melco Crown Entertainment Limited Annual Report 2014 221

Additional Information — Financial Statement Schedule 1 Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary Shares Shares Amount Treasury Shares Shares Amount Additional Paid-in Capital Accumulated Other Comprehensive Losses (Accumulated Losses) Retained Earnings Total Shareholders’ Equity

Net income for the year — $— — $— $— $— $608,280 $608,280

Foreign currency translation adjustment — — — — — (1,538) — (1,538)

Change in fair value of interest rate swap agreements — — — — — (19) — (19)

Share-based compensation — — — — 18,233 — — 18,233

Shares purchased under trust arrangement for future vesting of restricted shares — — (208,278) (1,721) — — — (1,721)

Transfer of shares purchased under trust arrangement for restricted shares vested — — 467,121 3,648 (3,648) — — —

Shares repurchased for retirement — — (36,649,344) (300,495) — — — (300,495)

Retirement of shares (32,931,528) (330) 32,931,528 271,341 (271,011) — — —

Issuance of shares for restricted shares vested — — 1,068,534 11 (11) — — —

Exercise of share options — — 928,299 9 2,147 — — 2,156

Change in shareholding of the Philippine subsidiaries — — — — 57,293 — — 57,293

Dividends declared — — — — (189,459) — (153,259) (342,718)

BALANCE AT DECEMBER 31, 2014 1,633,701,920 $16,337 (17,684,386) $(33,167) $3,092,943 $(17,149) $1,227,177 $4,286,141

222 Annual Report 2014 Melco Crown Entertainment Limited

Additional Information — Financial Statement Schedule 1 Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

NOTES TO FINANCIAL STATEMENT SCHEDULE 1

1. Basis of Presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

Melco Crown Entertainment Limited Annual Report 2014 223

Financial Summary

	Year Ended December 31,				
	2014	2013	2012	2011	2010
	(In thousands of US$, except share and per share data and operating data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 4,802,309	$ 5,087,178	$ 4,078,013	$ 3,830,847	$ 2,641,976
Total operating costs and expenses	$ (4,116,949)	$ (4,247,354)	$ (3,570,921)	$ (3,385,737)	$ (2,549,464)
Operating income	$ 685,360	$ 839,824	$ 507,092	$ 445,110	$ 92,512
Net income (loss)	$ 527,386	$ 578,013	$ 398,672	$ 288,844	$ (10,525)
Net loss attributable to noncontrolling interests	$ 80,894	$ 59,450	$ 18,531	$ 5,812	$ —
Net income (loss) attributable to Melco Crown Entertainment	$ 608,280	$ 637,463	$ 417,203	$ 294,656	$ (10,525)
Net income (loss) attributable to Melco Crown Entertainment per share					
— Basic	$ 0.369	$ 0.386	$ 0.254	$ 0.184	$ (0.007)
— Diluted	$ 0.366	$ 0.383	$ 0.252	$ 0.182	$ (0.007)
Net income (loss) attributable to Melco Crown Entertainment per ADS[1]					
— Basic	$ 1.108	$ 1.159	$ 0.761	$ 0.551	$ (0.020)
— Diluted	$ 1.099	$ 1.149	$ 0.755	$ 0.547	$ (0.020)
Weighted average shares used in net income (loss) attributable to Melco Crown Entertainment per share calculation					
— Basic	1,647,571,547	1,649,678,643	1,645,346,902	1,604,213,324	1,595,552,022
— Diluted	1,660,503,130	1,664,198,091	1,658,262,996	1,616,854,682	1,595,552,022
Dividends declared per share	$ 0.2076	$ —	$ —	$ —	$ —

224 Annual Report 2014 Melco Crown Entertainment Limited

Financial Summary

December 31,

2014 2013 2012 2011 2010

(In thousands of US$)

Consolidated Balance Sheets Data:

Cash and cash equivalents $1,597,655 $1,381,757 $1,709,209 $1,158,024 $441,923

Bank deposits with original maturity over three months 110,616 626,940 — — —

Restricted cash 1,816,583 1,143,665 1,414,664 364,807 167,286

Total assets 10,432,563 8,813,639 7,947,466 6,269,980 4,884,440

Total current liabilities 1,316,657 1,237,970 1,721,666 603,119 675,604

Total debts(2) 3,902,781 2,533,539 3,194,864 2,325,980 1,839,931

Total liabilities 5,390,893 3,888,657 4,206,710 3,082,328 2,361,249

Noncontrolling interests 755,529 678,312 354,817 231,497 —

Total equity 5,041,670 4,924,982 3,740,756 3,187,652 2,523,191

Ordinary shares 16,337 16,667 16,581 16,531 16,056

(1) Each ADS represents three ordinary shares.

(2) Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

Melco Crown Entertainment Limited Annual Report 2014 225

Corporate Information

BOARD OF DIRECTORS

EXECUTIVE DIRECTOR

Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer)

NON-EXECUTIVE DIRECTORS

Mr. James Douglas Packer (Co-Chairman)

Mr. John Peter Ben Wang

Mr. Clarence Yuk Man Chung

Mr. William Todd Nisbet

Mr. Rowen Bruce Craigie

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. James Andrew Charles MacKenzie

Mr. Thomas Jefferson Wu

Mr. Alec Yiu Wa Tsui

Mr. Robert Wason Mactier

AUDIT COMMITTEE

Mr. James Andrew Charles MacKenzie (Chairman)

Mr. Thomas Jefferson Wu

Mr. Alec Yiu Wa Tsui

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Alec Yiu Wa Tsui (Chairman)

Mr. Thomas Jefferson Wu

Mr. Robert Wason Mactier

COMPENSATION COMMITTEE

Mr. Thomas Jefferson Wu (Chairman)

Mr. Alec Yiu Wa Tsui

Mr. Robert Wason Mactier

226 Annual Report 2014 Melco Crown Entertainment Limited

Corporate Information

REGISTERED OFFICE IN CAYMAN ISLANDS

190 Elgin Avenue

George Town

Grand Cayman KY1-9005

Cayman Islands

PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAU

22/F, Golden Dragon Centre

Avenida Xian Xing Hai

Macau

PLACE OF BUSINESS IN HONG KONG

36/F, The Centrium

60 Wyndham Street

Central

Hong Kong

LEGAL ADVISORS

AS TO HONG KONG LAW AND U.S. LAW

Latham & Watkins

AS TO MACAU LAW

Manuela António – Lawyers and Notaries

AS TO CAYMAN ISLANDS LAW

Walkers

AUDITOR

Messrs. Deloitte Touche Tohmatsu

COMPANY SECRETARY

Ms. Stephanie Cheung

COMPANY’S WEBSITE

http://www.melco-crown.com

Melco Crown Entertainment Limited Annual Report 2014 227

Corporate Information

LISTING INFORMATION

Hong Kong stock code: 6883

NASDAQ symbol: MPEL

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Shops 1712–1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town

Grand Cayman KY1-9005

Cayman Islands

228 Annual Report 2014 Melco Crown Entertainment Limited

Definitions and Glossary

DEFINITIONS

“2006 Share Incentive Plan” refers to a share incentive plan as adopted and revised by the Board on November 28, 2006 and March 17, 2009 and as approved by the Shareholders on December 1, 2006 and May 19, 2009, respectively, which aims to provide incentives in the form of awards to consultants, employees and members of the Board with the view of promoting further success of our Company;

“2010 Senior Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 and fully redeemed on March 28, 2013;

“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion);

“2011 Share Incentive Plan” refers to a share incentive plan as adopted by our Company pursuant to a resolution passed by our Shareholder at an extraordinary general meeting on October 6, 2011 and became effective on the listing date, which aims to provide incentives in the form of awards to consultants, employees and members of the Board, with the view of promoting further success of our Company;

“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013;

“2013 Top-up Placement” refers to the placing and top-up subscription of 981,183,700 MCP shares (including over-allotment option) conducted by MCP in April 2013, which raised approximately US$338.5 million as net proceeds;

“2014 Top-up Placement” refers to the placing and top-up subscription of 485,177,000 MCP shares conducted by MCP in June 2014, which raised approximately US$122.2 million as net proceeds;

“Adjusted EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses;

“Adjusted property EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale, Corporate and Others expenses and other non-operating income and expenses;

“ADSs” refers to our American depositary shares, each of which represents three Shares;

Melco Crown Entertainment Limited Annual Report 2014 229

Definitions and Glossary

“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of funding the acquisition of an aircraft;

“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments;

“Articles” refers to our amended and restated memorandum and articles of association adopted on May 23, 2012;

“Board” and “Board of Directors” refer to the board of Directors or a duly constituted committee thereof;

“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments;

“City of Dreams Manila” refers to a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila operated and managed by MCE Leisure Philippines;

“Companies Ordinance” refers to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

“Crown” refers to Crown Resorts Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company;

230 Annual Report 2014 Melco Crown Entertainment Limited

Definitions and Glossary

“Crown Entertainment Group Holdings” refers to Crown Entertainment Group Holdings Pty, Ltd., a company incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown;

“Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB

Bonds and fully repaid in March 2013;

“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

“Directors” refers to the director(s) of our Company;

“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

“Group” refers to our Company and our subsidiaries and, in respect of the period before our Company became the holding company of such subsidiaries, the entities which carried on the business of the present Group at the relevant time;

“HIBOR” refers to Hong Kong Interbank Offered Rate;

“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

“IFRS” refers to International Financial Reporting Standards;

“Licensees” refers to holders of the Provisional Licence, which include MCE Leisure Philippines, MCE Holdings Philippines, MCE Holdings No. 2 and the Philippine Parties;

“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time;

“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the PRC;

“MCE Finance” refers to our subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

“MCE Holdings No. 2” refers to our subsidiary, MCE Holdings No. 2 (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Licensees holding the Provisional License;

“MCE Holdings Philippines” refers to our subsidiary, MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Licensees holding the Provisional License;

Melco Crown Entertainment Limited Annual Report 2014 231

Definitions and Glossary

“MCE Leisure Philippines” refers to our subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Licensees holding the Provisional License;

“MCE Transportation” refers to our subsidiary, MCE Transportation Limited, a company incorporated under the laws of the British Virgin Islands;

“MCP” refers to our subsidiary, Melco Crown (Philippines) Resorts Corporation, the shares of which are listed on the Philippine Stock Exchange;

“MCP Share(s)” refers to the common shares of MCP of par value PHP1.00 per share;

“MCP Share Incentive Plan” refers to the share incentive plan of MCP, with amendments, approved by MCP shareholders on June 21, 2013;

“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco;

“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

“Model Code” refers to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules;

“NASDAQ” refers to the National Association of Securities Dealers Automated Quotation System;

“New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

“PAGCOR” refers to Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

“Patacas” and “MOP” refer to the legal currency of Macau;

“PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation that is now known as Consolidated Media Holdings Limited;

232 Annual Report 2014 Melco Crown Entertainment Limited

Definitions and Glossary

“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by MCE Leisure Philippines on January 24, 2014;

“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

“Philippine peso” and “PHP” refers to the legal currency of the Philippines;

“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

“Provisional License” refers to the provisional license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines; MCE Leisure Philippines, MCE Holdings Philippines, MCE Holdings No. 2 and the Philippine Parties are co-licensees under the Amended Certificate of Affiliation and Provisional License dated January 28, 2013; references to the Provisional License include, where the context requires, any regular license issued to replace the provisional license as described in “The Provisional License.”;

“Renminbi” and “RMB” refer to the legal currency of China;

“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013;

“SCI” refers to Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly owned subsidiary New Cotai, LLC;

“SEC” refers to the U.S. Securities and Exchange Commission;

“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“SGX-ST” refers to Singapore Exchange Securities Trading Limited;

“Share(s)” refer to our ordinary share(s), par value of US$0.01 each;

“Shareholder(s)” refers to holder(s) of our Share(s) from time to time;

“Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company in which we own 60% of the equity interest;

“Studio City Finance” refers to Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability, is also an indirect subsidiary of SCI and the issuer of the Studio City Notes;

Melco Crown Entertainment Limited Annual Report 2014 233

Definitions and Glossary

“Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 and consisting of a delayed draw term loan facility and a revolving credit facility;

“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

“TWD” and “New Taiwan dollars” refer to the legal currency of Taiwan;

“US$” and “U.S. dollars” refer to the legal currency of the United States;

“U.S.” and “United States” refer to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

“U.S. GAAP” refers to the accounting principles generally accepted in the United States;

“we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries; and

“Wynn Macau” refers to Wynn Resorts (Macau) S.A.

GLOSSARY

“average daily rate” or “ADR” calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied including complimentary rooms, i.e., average price of occupied rooms per day

“cage” a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip” round token that is used on casino gaming tables in lieu of cash

“concession” a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer” a casino employee who takes and pays out wagers or otherwise oversees a gaming table

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Definitions and Glossary

“drop” the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box” a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games” electronic multiple-player gaming seats

“gaming machine” slot machine and/or electronic table games

“gaming machine handle” the total amount wagered in gaming machines

“gaming machine win rate” gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter” an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort” a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player” a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker” evidence of indebtedness by a player to the casino or gaming operator

“mass market patron” a customer who plays in the mass market segment

Melco Crown Entertainment Limited Annual Report 2014 235

Definitions and Glossary

“mass market segment” consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop” the amount of table games drop in the mass market table games segment

“mass market table games hold percentage” mass market table games win as a percentage of mass market table games drop

“mass market table games segment” the mass market segment consisting of mass market patrons who play table games

“MICE” Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip” promotional casino chip that is not to be exchanged for cash

“non-rolling chip” chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate” the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player” a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot” a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR” calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

236 Annual Report 2014 Melco Crown Entertainment Limited

Definitions and Glossary

“rolling chip” non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron” a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment” consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume” the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate” rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine” traditional slot or electronic gaming machine operated by a single player

“subconcession” an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win” the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room” gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater” the approximately 2,000-seat theater specifically designed to stage “The House of Dancing Water” show

Melco Crown Entertainment Limited Annual Report 2014 237

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

2006 SHARE INCENTIVE PLAN

We adopted the 2006 Share Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of our business. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan.

The following paragraphs describe the principal terms included in the 2006 Share Incentive Plan.

Types of Awards. The awards permitted to be granted under our 2006 Share Incentive Plan included options to purchase our Shares and restricted Shares.

Eligibility. We were permitted to grant awards to employees, directors and consultants of our Company or any of our related entities, including Melco, Crown, other joint venture entities of Melco or Crown, our own subsidiaries or any entities in which we hold a substantial ownership interest. However, we could grant options that are intended to qualify as incentive share options only to our employees.

Maximum Number of Shares. Under the 2006 Share Incentive Plan, the maximum aggregate number of Shares which could be issued pursuant to all awards (including Shares issuable upon exercise of options) was 100,000,000 over 10 years.

Plan Administration. Our compensation committee would administer the 2006 Share Incentive Plan and determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted were to be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Exercise Price and Term of Awards. In general, the plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price could be a fixed or variable price related to the fair market value of our Shares. If we granted an incentive share option to an employee who, at the time of that grant, owned Shares representing more than 10% of the voting power of all classes of our share capital, the exercise price could not be less than 110% of the fair market value of our Shares on the date of that grant. The term of each award would be stated in the award agreement, and would not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determined, or the award agreement would specify, the vesting schedule.

As of December 31, 2014, there was no unvested share option under the 2006 Share Incentive Plan.

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Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

2011 SHARE INCENTIVE PLAN

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our Shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our Shares on the Stock Exchange on December 7, 2011. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.

The following paragraphs summarize the principal terms of the current 2011 Share Incentive Plan. Amendments to the 2011 Share Incentive Plan as a result of the proposed voluntary withdrawal of listing of our shares on the Stock Exchange will be proposed to the upcoming annual general meeting for shareholders to consider.

Types of Awards. The awards that may be granted under the plan include options, incentive share options, restricted Shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligibility. We may grant awards to directors, employees and consultants of our Company, any parent or subsidiary of our Company, or any of our related entities that our Board designates as a related entity for the purposes of the 2011 Share Incentive Plan. Our compensation committee may from time to time select from among eligible individuals those to whom awards shall be granted. However, only employees of our Company or of a parent or subsidiary of our Company are eligible to receive incentive share option awards.

Maximum Number of Shares. The maximum aggregate number of Shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 Shares, which represents approximately 6.2% of the issued share capital of the Company as at the date of approval of the 2011 Share Incentive Plan by our Shareholders at the extraordinary general meeting on October 6, 2011. This limit may be increased from time to time, but by no more than 10% of the Shares then in issue as at the date of the Shareholders’ meeting to approve such increase. The Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the plan shall not exceed 30% of the Shares in issue from time to time, as prescribed under relevant Listing Rules.

Maximum Entitlement of Option Holders. The maximum aggregate number of Shares underlying an option grant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of Shares in issue on the date of grant, unless Shareholders’ approval is obtained in accordance with the Listing Rules. The maximum aggregate number of Shares to be issued upon exercise of options granted to a substantial Shareholder or an independent non-executive director of our Company, or any of their respective associates, shall not exceed 0.1% of the Shares in issue on the offer date or have an aggregate value, based on the official closing price of the Shares as quoted by the Stock Exchange on the offer date, in excess of HK$5 million, unless Shareholders’ approval is

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Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

obtained in accordance with the Listing Rules. Such limits may be amended from time to time by the Stock Exchange. Our compensation committee may not grant options to a director, chief executive or substantial Shareholder of our Company, or any of their respective associates, without approval by independent non-executive Directors on the compensation committee at the time of such determination.

Option Periods and Payments. Our compensation committee may in its discretion determine, subject to the plan expiration period: the period within which Shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option; and the period within which payments or calls must or may be made.

Plan Administration. Our compensation committee will administer the 2011 Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and set the terms and conditions of each award granted. The compensation committee’s decisions are final, binding, and conclusive for all purposes and upon all parties.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Exercise Price. In general, the compensation committee may establish the exercise price or purchase price, if any, of any award. The exercise price of an option may be a fixed or variable price related to the fair market value of our Shares, but in any event shall not be less than the highest of: the official closing price quoted on the Stock Exchange on the date such option is offered in writing to a participant, or the offer date; the average of the official closing prices as quoted on the Stock Exchange for the five business days immediately preceding the offer date; and the nominal value of a Share. If we grant an incentive share option award to an employee who, at the time of that grant, owns Shares representing more than 10% of the voting power of all classes of our Shares, the exercise price may not be less than 110% of the fair market value of our Shares on the date of that grant.

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed 10 years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. An incentive share option may not be exercised upon the earlier of (a) 10 years from the date of the grant; (b) three months after termination as an employee; and (c) one year after the date of termination of employment or service on account of disability or death.

Transferability. Rights in awards are personal to participants and, except as otherwise provided by our compensation committee, no award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution.

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Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

Adjustments. In the event of any share split, combination or exchange of shares, spin-off, recapitalization, reorganization, merger, consolidation or any other change affecting our share capital, our compensation committee shall make proportionate and equitable adjustments to reflect such change with respect to: (i) the aggregate number and types of shares that may be issued under the plan; (ii) the terms and conditions of any outstanding awards; and (iii) the grant price or exercise price per share for any outstanding awards.

Change in Control and Corporate Transactions. In the event of a change in the control of our Company, our compensation committee may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of a merger or consolidation in which our Company is not the surviving entity, a sale of substantially all of our assets, the complete liquidation or dissolution of our Company or a reverse takeover, each award will terminate, unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 12 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

Amendment and Termination. With the approval of the Board, our compensation committee may terminate, amend or modify the 2011 Share Incentive Plan, except certain amendments requiring Shareholders’ approval pursuant to the applicable law. Except amendments made pursuant to the above, no termination, amendment, or modification of the 2011 Share Incentive Plan shall adversely affect in any material way any award previously granted under the 2011 Share Incentive Plan or any previous plans, without the prior written consent of the participant.

Expiration. The 2011 Share Incentive Plan will expire 10 years after December 7, 2011, the date on which it became effective. No awards may be granted pursuant to the 2011 Share Incentive Plan after that time.

Vesting Schedule. In general, our compensation committee determined, or the award agreement would specify, the vesting schedule.

As of December 31, 2014 the unvested share options granted under the 2011 Share Incentive Plan represented approximately 0.163% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2014 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our Shareholders of approximately 0.163% and basic earnings per share of US$0.0006.

Melco Crown Entertainment Limited Annual Report 2014 241

Appendix II — MCP Share Incentive Plan

MCP adopted the MCP Share Incentive Plan to promote the success and enhance the value of MCP, by linking the personal interests of members of the board of directors, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies. The MCP Share Incentive Plan, with amendments, was approved by MCP shareholders at the annual stockholders meeting held, and became effective, on June 21, 2013. The MCP Share Incentive Plan was also approved by our Shareholders at the extraordinary general meeting on June 21, 2013. The Philippine Securities and Exchange Commission approved such amendments on June 24, 2013, which is the effective date of the MCP SIP.

The following paragraphs summarize the principal terms of the current MCP Share Incentive Plan. Amendments to the MCP Share Incentive Plan as a result of the proposed voluntary withdrawal of listing of our shares on the Stock Exchange will be proposed to the upcoming annual general meeting for shareholders to consider.

Types of Awards. The awards that may be granted under the MCP Share Incentive Plan include options, incentive share options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligibility. The compensation committee of the board of directors of MCP may grant awards to employees, directors and consultants of MCP, its subsidiary, holding companies and affiliated companies for the purposes of the MCP Share Incentive Plan. The compensation committee of the MCP Board may, from time to time, select from among all eligible individuals, those to whom awards shall be granted.

Plan Limit. The maximum aggregate number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330. In any event, the total number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan shall not exceed 10% of the issued capital stock of MCP at the date of our Shareholders approval of the MCP Share Incentive Plan. The overall limit on the number of MCP Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the MCP Share Incentive Plan and any other share incentive plans of MCP must not exceed 5% of the MCP Shares in issue from time to time.

Maximum Entitlement of Option Holders. The maximum aggregate number of MCP Shares underlying option grants to each participant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of MCP Shares in issue, unless the approval of our Shareholders is obtained in accordance with the Listing Rules. If the aggregate number of MCP Shares to be issued upon exercise of options granted to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, exceeds 0.1% of the MCP Shares in issue on the offer date, and have an aggregate value, based on the official closing price of the MCP Shares as stated in the daily quotation sheets of the Philippine Stock Exchange on the offer date, in excess of an amount in peso which is equivalent to HK$5 million or such other sum as may be from time to time provided under the Listing Rules, the approval of our Shareholders shall be obtained in accordance with the Listing Rules. Any grant of option to a director, chief executive or substantial shareholder of MCP or the Company, or any of their respective associates, shall be subject to the approval by independent non-executive directors of our

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Appendix II — MCP Share Incentive Plan

compensation committee at the time of such determination (and in the event that the compensation committee of the board of directors of MCP offers to grant options to an independent non-executive director of the compensation committee of the Company at the time of determination, the vote of such independent non-executive director shall not be counted for the purposes of approving such grant).

Option Periods and Payments. The compensation committee of the board of directors of MCP may in its discretion determine, subject to the expiration date of the MCP Share Incentive Plan, the period at which an option may be exercised, in whole or in part, including exercised prior to vesting. The MCP compensation committee shall also determine the condition, if any, that must be satisfied before all or part of an option may be exercised including the methods by which the exercise price is paid.

Administration. The MCP compensation committee will administer the MCP Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and determine the terms and conditions of each award granted.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms and conditions for each award.

Exercise Price. The MCP compensation committee determine the exercise price per share subject to an option, or purchase price, if any, of any award in compliance with the Listing Rules and the Securities Law from time to time. There is no requirement under the Philippine law for determining the exercise price of the options, except the exercise price shall not be below the par value of the shares. The MCP compensation committee has the absolute discretion in determining the exercise price of the options but in any event shall be in compliance with the Listing Rules and the Securities Regulation Code of the Philippines (as amended and the rules and regulations promulgated thereunder). If MCP grants an incentive share option award to an individual who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of MCP Shares, the exercise price may not be less than 110% of the fair market value of the MCP Shares on the date of that grant.

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed ten years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. Incentive share options may not be exercised, among others, three months after termination of employment as an employee.

Transferability. Rights in awards are personal to participants. No award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution.

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Appendix II — MCP Share Incentive Plan

Adjustments. In the event of a capitalization issue, rights issue, sub-division or consolidation of MCP Shares or reduction of capital or any other change affecting the entitlement or benefits of the MCP Shares or the share price of a MCP Share, the compensation committee of the MCP Board shall make proportionate and equitable adjustments to reflect such change with respect to: (i) the aggregate number and types of shares that may be issued under the MCP Share Incentive Plan; (ii) the terms and conditions of any outstanding awards; and (iii) the grant price or exercise price per share for any outstanding awards, in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the MCP Share Incentive Plan.

Change in Control and Corporate Transactions. In the event of a change in the control of MCP, the compensation committee of the MCP board of directors may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of an amalgamation, arrangement or consolidation in which MCP is not the surviving entity, a sale of substantially all MCP assets, the complete liquidation or dissolution of MCP or a reverse takeover, each award will terminate unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, immediately upon termination of the participant’s employment without cause within twelve months of such corporate transaction. If the award is neither assumed nor replaced, it shall automatically become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

Amendment and Termination. Subject to applicable law or regulation, the MCP compensation committee may terminate, amend or modify the MCP Share Incentive Plan upon obtaining the approval of MCP Board. If required by any applicable law or regulations, the approval of the shareholders of MCP and the Company for the amended plan shall also be obtained. No amendment, modification or termination shall adversely affect in any material way any award previously granted under MCP Share Incentive Plan without the prior written consent of the participant.

Expiration. The MCP Share Incentive Plan will expire ten years after June 24, 2013, the date on which it became effective. No awards may be granted pursuant to the MCP Share Incentive Plan after that time.

Vesting Schedule. In general, the compensation committee of the board of directors of MCP determines, and the award agreement would specify, the vesting schedule.

244 Annual Report 2014 Melco Crown Entertainment Limited

Member companies

CITY OF DREAMS MACAU - MANILA STUDIO CITY MACAU ALTIRA MACAU Mocha

www.melco-crown.com

Hong Kong

36/F., The Centrium, 60 Wyndham Street, Central, Hong Kong

Tel +852 2598 3600

Macau

22/F., Golden Dragon Centre, Avenida Xian Xing Hai, Macau

Tel +853 8868 8880

FSC MIX Paper from responsible sources FSC C020557